
DANISCO

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05011591

Commission File No. 82-3158

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

September 27, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated July 27, 2005.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

DUSN001-06/03





1 August 2005 - 17:03

Genencor scales back health care activities

As previously announced, Danisco has been working to spin off Genencor's health care activities. It has now been decided to divest the product portfolio rather than spin it off into a company with Danisco as a co-shareholder.

The decision results in an immediate reduction in force in Genencor affecting 22 positions and leaving 31 positions in the health care business. To ensure and support a divestment, focus will mainly be on the sections of the project portfolio that carry sales potential. This process is expected to be finalised in the months ahead.

During the transition period, Genencor will continue development activities for GCR-8015 (preclinical) and GCR-3888 (clinical), two compounds for hematologic malignancies.

The net restructuring costs involved were included in the previously announced special items for Genencor in 2005/06 totalling approximately DKK 300 million.

Danisco will announce its results for the first quarter 2005/06 on 19 September 2005 and will, as usual, update its outlook for the financial year in this connection.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel: +45 3266 2913, e-mail: info@danisco.com

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/investor_175_en.htm


DANISCO
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5 August 2005 - 09:19

Notification to shareholders of the Annual General Meeting 2005

The Annual General Meeting will be held on Thursday 25 August 2005 at 4 pm in Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark, with the following agenda:

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited Annual Report and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
4. Election of members to the Board of Directors
5. Election of two state-authorised public accountants to serve as auditors
6. Resolutions proposed by the Board of Directors and shareholders
7. Any other business.

For more detailed information please read the PDF files below:

Download PDF: The Annual General Meeting agenda 2005 - English
Download PDF: The Annual General Meeting agenda 2005 - Danish

Printed Friday, 16 September 2005 from
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3,

DANISCO

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11 August 2005 - 11:00

Tom Knutzen - new CEO of Danisco

Tom Knutzen, 43, is to be the next CEO of Danisco. He replaces Alf Duch-Pedersen, who as planned retires at the end of August 2006 when he turns 60.

Notice no. 24/2005

Alf Duch-Pedersen has been CEO of Danisco since 1 May 1997, and together with the Executive Board he has carried out a successful refocusing of Danisco from conglomerate to leading supplier of ingredients to the global food industry.

Tom Knutzen joins the Executive Board as of 1 February 2006. He will spend the first three months – with Alf Duch-Pedersen as CEO – getting to know Danisco's business and organisation. On 1 May 2006, Tom Knutzen will take over as CEO of Danisco. Alf Duch-Pedersen will be available to the Company up to 31 August 2006.

Tom Knutzen comes from a position as President and CEO of the NKT Group's listed parent company, NKT Holding A/S, where he has been employed since 1996, first as CFO and since May 2000 as President and CEO. NKT is a global industrial group reporting annual revenue of around DKK 8 billion in 2004 and with some 6,000 employees. The group's principal activities include the development and sale of professional cleaning equipment and optical power cables. Tom Knutzen holds an MSc in strategic and financial planning.

The choice of Tom Knutzen as Danisco's new CEO is the result of a thorough and meticulous selection process. Tom Knutzen's international business profile, his management capabilities and the positive results achieved by NKT under his leadership were decisive factors in the Board of Directors' choice.

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this notice to the stock exchange in PDF: English
Download this notice to the stock exchange in PDF: Danish
Download CV of Tom Knutzen in PDF: English

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/investor_177_en.htm

4.



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12 August 2005 - 12:20

Annual General Meeting Agenda and Proposals in Full

The Annual General Meeting will be held Thursday 25 August 2005 at 4pm at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Agenda:
(available in PDF and in Danish at the bottom of this page)

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.
4. Election of members to the Board of Directors.
5. Election of two state-authorised public accountants to serve as auditors.
6. Resolutions proposed by the Board of Directors and shareholders.
7. Any other business.

Re item 2:
The Board of Directors proposes that the Annual Report for 1 May 2004 to 30 April 2005 be approved and the Board of Directors be discharged from its obligations.

Re item 3:
The Board of Directors proposes that a dividend of DKK 6.75 be paid per share of DKK 20 of the profit for the year distributable according to the Annual Report. The remainder is transferred to the Company's reserves.

Re item 4:
Mr. Anders Knutsen, Mr. Matti Vuoria, Mr. Peter Højland and Mr. Jon Krabbe's terms as directors are ending according to Article 17.2 of the Articles of Association. The Board of Directors proposes re-election of the said directors.

Re item 5:
The Board of Directors proposes re-election of the Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:

The Board of Directors proposes the following resolutions:

a) The Board of Directors proposes the following resolution for reduction of the share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied distribution to the shareholders who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stipulated in Section 44 (a) of the Danish Companies Act:

The company's share capital, of a nominal value of DKK 993,771,040, be

reduced by a nominal value of DKK 15,735,000 to a nominal value of DKK 978,036,040 through cancellation of 786,750 own shares, of a nominal value of DKK 15,735,000, which have been acquired by the company at DKK 381.174697 per share of DKK 20, corresponding to a share price of DKK 1,905.873485 per share amount of DKK 100, which means that through the reduction an amount of DKK 299,889,193 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2006, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to change Article 4 (1) in the Articles of Association in compliance with the capital reduction resolution.

Comment:

As stated in Danisco's notice to the stock exchange of 27 January 2005, the Board of Directors initiated a share buy-back programme according to which Danisco would buy back own shares for an amount of up to DKK 300 million in the period from 27 January 2005 to 30 April 2005. The purpose of the share buy-back programme was according to the said notice to reduce Danisco's share capital. On completion of the share buy-back programme on 30 April 2005 Danisco had bought back 787,024 own shares for an amount of DKK 299,999,670 as announced on 2 May 2005.

The Board of Directors proposes that Danisco's share capital be reduced through cancellation of 786,750 own shares, corresponding to 1.58 per cent of the share capital since it has been necessary to use 274 own shares for the redemption of employee share options.

b) That the following secondary names be inserted in Article 1.2 of the Articles of Association:

Danisco Cultures A/S (Danisco A/S)
Danisco Genencor A/S (Danisco A/S)

Comment:

Following the creation of the two new divisions, it is proposed that the divisional names be adopted as secondary names of Danisco A/S.

c) That in the period until next year's Annual General Meeting the Board of Directors shall be empowered to allow the Company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

Comment:

It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

d) That the Chairman of the Annual General Meeting be authorised to make such amendments in the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

One shareholder, Mr. Erik Rytter Larsen, has submitted the following two proposals, which cannot be adopted by the Board of Directors of Danisco A/S:

e) That bearer shares be terminated in order that only registered shares exist in future.

f) Discontinuation of trading in Danisco shares via stock exchanges and establishment of direct trading via the Company's Register of Shareholders.

In accordance with the Company's Articles of Association and the Danish

Companies Act, the adoption of the resolutions mentioned under item 6 a and b requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 6 c, d and e requires simple majority of the votes cast. In the event that the proposal under item 6 e is adopted, specific proposals for amendments must be submitted at the next General Meeting. The proposed amendments can be adopted at the said General Meeting by qualified majority only.

Danisco A/S
Board of Directors

Download the Anual General Meeting Agenda in Full in PDF: English
Download the Annual General Meeting Agenda in Full in PDF: Danish



DANISCO

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15 August 2005 - 14:53

Additional technical expertise at Danisco Animal Nutrition

Hungarian-born Sandor Zsarnoczay has been appointed Regional Technical Manager by Danisco Animal Nutrition. He will combine his and Danisco's knowledge and expertise to provide customers with innovative nutritional solutions to improve their competitiveness in an increasingly competitive global market.

Poultry producers, pig farmers and feed manufacturers in Central Europe, Russia, CIS and Baltic countries will benefit from the appointment of Hungarian-born Sandor Zsarnoczay as Regional Technical Manager by Danisco Animal Nutrition. In his new role, Sandor will combine his and Danisco's knowledge and expertise to provide customers with innovative nutritional solutions to improve their competitiveness in an increasingly competitive global market.

Sandor has considerable international experience from previous employment with the American Soybean Association, Adisseo and Provimi Hungary. Based in Budapest, he has extensive technical knowledge of the poultry and swine industries, having started his career by gaining an M.Sc at St Istvan (formerly Godollo) University in Hungary, followed by a PhD in swine medicine, production and nutrition at the University of Minnesota, US. He will report to Niels Otto Damholt, Danisco Animal Nutrition's Regional Director.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

---

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/businessupdate_23_en.htm

6


DANISCO
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18 August 2005 - 13:15

Good potential for Danisco's sugar production in 2005

Danisco's first harvest forecast indicates a sugar production slightly above the EU's sugar quotas.

Notice no. 25/2005

In the past few months, growing conditions in all Danisco's production countries have offered strong potential for the growth of sugar beets up to the September-December harvesting period.

However, with beet fields having been reduced in all our production countries in recent years, sugar production in a normal year will equal the quota level. Given the past few months' favourable growing conditions, the harvest is expected to yield a sugar production slightly above Danisco's EU quotas in Denmark, Sweden, Germany, Finland and Lithuania of a total of 1,142,000 tonnes. The forecast is based on normal weather conditions in the remainder of the growing period.

This year's first field samples of beets made on 15 August 2005 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Denmark	48,6 (42.5)	15,3 (15,2)	7,42 (6,48)
Sweden	43,1 (33,5)	14,7 (15,2)	6,32 (5,11)
Germany	43,3 (42,4)	14,6 (14,9)	6,32 (6,37)
Finland	30,0 (21,3)	11,9 (12,5)	3,59 (2,67)
Lithuania	40,1 (28,6)	13,1 (13,1)	5,27 (3,78)

The average of the last five years is shown in brackets.

The field sample results do not change the previously announced expectations for Danisco Sugar's earnings (EBIT) in the current financial year of DKK 850-950 million.

- In Denmark, the beets were sown around 1 April and the germination was impacted by the cold and dry weather in April. Subsequently, growing conditions have been satisfactory with a warm period at the beginning of the summer and sufficient rain.
- In Sweden, germination was likewise characterised by a cold and dry spring followed by favourable growing conditions in most areas.
- In Germany, the beets are well developed overall despite part of the area being exposed to frost at the beginning of the growing season.
- In Finland, the beets were sown a week before usual and the growing period has been normal.

Provided that the normal growing conditions continue, sugar production in the four countries is likely to end up slightly above the EU quota.

- In Lithuania, the beets have developed well and the positive development in beet growing efficiency and the structural development continue. This means that the production is expected to be somewhat larger than the sugar quota here too.

The results of the field samples in the various factory areas are listed in table 2 of the appendix.

As in the previous years, a total of two samples will be made. The results of this year's second sample will be announced at the beginning of September.

Yours faithfully

Mogens Granborg
Executive Vice President

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.

Download this news item with the full Appendix in PDF format:

Danisco's sugar production 2002-2004 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania - English
Danisco's sugar production 2002-2004 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania - Danish

7.



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25 August 2005 - 16:02

Excerpts from the Chairman's speech at the Annual General Meeting held on 25 August 2005

Over the last five years the Board of Directors and the Executive Board have been working to transform Danisco's business platform

Notice no. 26/2005

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Introduction about Danisco's strategy

Over the last five years the Board of Directors and the Executive Board have been working to transform Danisco's business platform from being an international conglomerate - a company with many different business areas - to being a global and high-tech company within our main business area: Ingredients to the food industry. An important step on that road was taken with the acquisitions of Rhodia Food Ingredients and most recently Genencor, a biotech company focusing on enzyme development.

These acquisitions have brought enhanced focus on our technology platform as well as a slight adjustment of our vision, mission and strategy. As you can see, our focus is now aimed at our technology platform, which in practice means that Danisco can approach other product and customers groups than the food industry.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 6.75 per share of DKK 20 be paid equalling approximately the same total dividend payout as in 2003/04 of DKK 330 million
- Cancellation of 786,750 own shares corresponding to around DKK 300 million or an average purchase price of DKK 381.2 per share
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to empower the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%

Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:

Anders Knutsen, Matti Vuoria, Peter Højland and Jon Krabbe.

I would like to present the Board of Directors' motivation for proposing re-election of myself (Anders Knutsen), Matti Vuoria, Peter Højland and Jon Krabbe.

Beyond their experience from serving on Danisco's Board of Directors, these Board members all have valuable competencies that are considered an asset for Danisco.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this Notice in PDF format in Danish

8.

DANISCO

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25 August 2005 - 18:30

Annual General Meeting of Danisco A/S held on 25 August 2005

Danisco A/S held its Annual General Meeting (AGM) today at which the Annual Report for 2004/05 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 6.75 per share of DKK 20.

Notice No 27/2005

Anders Knutsen, Chairman of the Board of Directors, Matti Vuoria, CEO, Peter Højland, Managing Director and Jon Krabbe, Landowner, were re-elected to the Board of Directors.

The Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal to reduce the share capital by a nominal value of DKK 15,735,000 to a nominal value of DKK 978,036,040 through cancellation of 786,750 own shares, which have been acquired by the Company at the price of DKK 381.174697 per share of DKK 20, and this means that an amount of DKK 299,889,193 will have been paid through the capital reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period article 4.1 of the Articles of Association in accordance with the resolution to reduce the share capital.

The AGM adopted the Board of Directors' proposal for adding a number of new secondary names to article 1.2 of the Articles of Association.

Finally, the AGM renewed the authorisation for the Board of Directors to empower the Company to purchase its own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The proposal submitted by shareholder Erik Rytter Larsen about termination of bearer shares in order that only registered shares exist in future was not adopted. Erik Rytter Larsen's proposal about discontinuation of trading in Danisco shares via stock exchanges and establishment of direct trading via the Company's Register of Shareholders was only meant for discussion at the AGM, which took place, but there was no support of the proposal.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this Notice in PDF format in Danish

9,



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29 August 2005 - 14:05

Genencor receives defence contract...

Genencor receives defence contract to develop a process for emergency pharmaceutical manufacturing

Genencor International, a Danisco company, announced today that it has received a grant from the U. S. Defense Advanced Research Projects Agency (DARPA) to develop a process for rapid manufacture of emergency pharmaceuticals to defend against biological agents.

The process will be based upon Genencor's technology for large scale manufacture of monoclonal antibodies in fungal systems which can, theoretically, be used to mass produce a number of newly identified vaccine or therapeutic candidates. The goal is to be able to manufacture 10 million doses of vaccine within 2 months of identifying the biological agent.

"We're please to be selected to work on this high priority project," said Michael V. Arbige, Genencor's senior vice president, Technology. "Our expertise in protein engineering and expression systems enables us to produce monoclonal antibodies on a large scale that overcomes many of the problems with traditional cell cultures. We look forward to working with DARPA to make this important goal a reality."

For further information please contact:
Valerie Tucker tel: +1 650 846 7571

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/pressrelease_326_en.htm

10.


DANISCO

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31 August 2005 - 12:30

New Danisco sustainability report

Danisco has published its fourth report detailing the past year's work within the sustainable development area.

The report accounts for Danisco's performance in key environmental and social areas such as energy, waste, health and safety and the supply chain. Danisco's perspectives on key current issues such as nutrition, obesity and biotechnology are also covered by the report.

Issues identified through stakeholder dialogue, such as the management of staff reductions, the reorganisation of the European Sugar market, and Danisco's work with suppliers, are addressed."We are seeing more and more demands being put on us by stakeholders. Major customers, who are an important stakeholder group, want to know how we treat employees, the local communities where we operate, etc. They are especially interested in how we influence our suppliers, and other parts of the supply chain," says Søren Vogelsang, VP Corporate Sustainable Development.

Danisco demonstrates its commitment to the UN Global Compact by reporting against the 10 Global Compact principles. The report includes information on progress made and actions taken in the areas of human rights, labour standards, the environment and anti-corruption.

Read or download the full report in pdf format, either in English or Danish.

If you would like to receive the Danisco Sustainability report in hard copy, please contact sustainability@danisco.com.

For further information, please contact:

Daniel King: tel +45 3266 2031

Printed Friday, 16 September 2005 from
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DANISCO

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7 September 2005 - 15:15

Danisco and Genencor to merge innovation efforts

The overall integration of Genencor's organisation in Danisco following the takeover in April is on track. The acquisition provides Danisco with an opportunity to build an even stronger R&D organization to tackle the current and new product opportunities in the food and feed arena as well as within industrial biotechnology.

A combination of the current capabilities of Danisco with the technology organisations of Genencor will increase Danisco's competitiveness in this fast moving field and speed up the development of new products.

The goal is to become the leading global supplier within the ingredients area including enzymes for food, feed and industrial applications.

Based on a 'Centre of Excellence' concept, Danisco will build an organisation that combines the strong application focus in Brabrand and the food enzyme discovery capabilities of the Danisco Biosciences group with the protein engineering, protein production and process sciences capabilities of the Genencor Leiden and Palo Alto groups.

A Centre of Excellence is characterised as a site with certain key capabilities and these will now be strengthened even further to maximise efficiency and effectiveness.

'Through joint efforts to meet the new targets in the food and feed arena and to leverage capabilities in the industrial biotechnology, we're committed to accelerating product development to deliver new innovative products to the marketplace and take our place as the leader in this industry,' says Leif Kjærgaard, Senior Vice President, Innovation and Technology.

The Centre of Excellence approach, focusing on our food and feed discovery capabilities in Copenhagen and Brabrand and our industrial enzymes capabilities in Leiden and Palo Alto, necessitates elimination of positions at the R&D locations as well as a refocusing of efforts.

For further information, please contact:

Leif Kjærgaard, Senior Vice President, Innovation & Technology,
tel.: + 45 3266 2000
Carl Johan Corneliussen, Media Relations Manager,
tel.: + 45 3266 2926, mobile: +45 2615 2127

Read the press release in Danish in PDF format

Printed Friday, 16 September 2005 from
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12.



DANISCO

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8 September 2005 - 13:00

Continued prospect of sugar production slightly above the EU quotas in 2005

Danisco's second sugar beet harvest forecast is now available.

The favourable weather conditions have provided good growth conditions for sugar beet in Danisco's production countries since the first field samples. Danisco therefore still expects the sugar production in 2005 to be slightly above the EU quotas.

The second field samples collected on 5 September 2005 in Denmark, Sweden, Germany, Finland and Lithuania were as follows:

Country	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	60,7	(60,1)	17,0	(16,1)	10,30	(9,69)
Sweden	54,7	(51,6)	17,0	(16,3)	9,32	(8,45)
Germany	56,2	(61,6)	17,2	(16,1)	9,69	(9,95)
Finland	41,2	(36,4)	15,1	(15,0)	6,24	(5,50)
Lithuania	50,6	(42,6)	16,4	(14,9)	8,31	(6,32)

The average of the last five years is shown in brackets.

In all five countries, the first half of the growth period was characterised by a dry and cool spring followed by a rainy period while the past few weeks have been sunny and warm. Consequently, the sugar beets have developed well and hold good potential for growth.

'All in all, the growth conditions for sugar beet have been good in all our production countries since the first field samples were collected in mid-August. In particular, the many hours of sunshine in the latter part of the period have resulted in a strong increase in the sugar content of the beets. The second field samples therefore confirm the potential for a sugar production above Danisco's total EU quota of 1,142,000 tonnes, provided normal weather conditions in the remainder of the growth period,' says Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar.

'We've nearly concluded the intensive preparations ahead of the campaign and we're ready to receive the close to 9 million tonnes of beet that are usually processed at our ten sugar factories and look forward to kicking off the 2005 campaign later this month.'

For further information, please contact:

Thomas B. Olsen, Vice-President - Danisco Sugar, tel.+ 45 32 66 25 85
Dorthe Lindgreen, Communications Manager - Danisco Sugar: tel.+ 45 32 66 25 88

Table 1
Results of the second field samples collected on 5 September 2005 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per	Planned start of campaign

			ha	
Nakskov, DK	62,4	17,3	10,78	29.09.2005
Nykøbing, DK	57,5	17,2	9,92	30.09.2005
Assens, DK	61,7	16,3	10,08	4.10.2005
Köpingebro, SE	51,9	16,7	8,68	15.09.2005
Örtofta, SE	56,5	17,2	9,73	15.09.2005
Anklam, DE	56,2	17,2	9,69	21.09.2005
Salo, FI	40,6	15,2	6,21	22.09.2005
Säkylä, FI	41,8	14,9	6,26	22.09.2005
Kedainiai, LT	55,9	16,2	9,07	15.09.2005
Panevezys, LT	46,2	16,6	7,65	15.09.2005

Table 2
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	**Production 2002(tonnes sugar)**	**Production 2003 (tonnes sugar)**	**Production 2004 (tonnes sugar)**	**Sugar quota (tonnes sugar)**
Denmark	516.000	492.000	472.000	421.000
Sweden	432.000	416.000	372.000	368.000
Finland	163.000	136.000	148.000	146.000
Germancy	145.000	148.000	147.000	125.000
Lithuania	107.000	102.000	104.000	82.000
Total	1.363.000	1.294.000	1.242.000	1.142.000

View this release in Danish in PDF format

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13,

DANISCO

First you add knowledge...

13 September 2005 - 11:00

Danisco again included in the Dow Jones Sustainability Indexes

For the fourth year in a row, Danisco has been selected for the Dow Jones Sustainability Indexes.

The indexes track the leading companies in the sustainability field, and assess companies' financial, social and environmental policies and performance.

'In the assessment process our performance was benchmarked against the other 55 food companies on the Dow Jones World Indexes (opens in a new window). Out of the 55, only five were chosen to be on the Dow Jones Sustainability Indexes for the food industry', says Søren Vogelsang, Vice President, Sustainable Development. 'Our performance shows investors that we effectively manage the issues that affect our bottom line.'

Danisco scored particularly well in the areas of risk and crisis management, investor relations, environmental reporting, management of genetically modified organisms, and occupational health and safety.

The 2004 Sustainable Development report has recently been published giving a comprehensive overview of Danisco's social and environmental performance. The report is available in both English and Danish.

For further information, see the sustainability section on danisco.com

or contact:

Søren Vogelsang, Vice President, Sustainable Development, tel.: +45 3266 2270
Daniel King, Reporting Manager, Sustainable Development, tel.: +45 3266 2031

14.


DANISCO
First you add knowledge...

19 September 2005 - 10:00

Danisco breaks ground on new manufacturing facility in China

Danisco's wholly owned subsidiary, Genencor International, Inc., broke ground today on a state-of-the-art manufacturing facility in the Wuxi New High-Tech Industrial Park in China.

The facility, scheduled to be operational in late 2006, will serve as the production, technical, applications and service hub for the Danisco Genencor Division in China and the Asia Pacific region.

Approximately 200 people attended a groundbreaking ceremony at the site, including Danisco Genencor officials, key customers, suppliers and Chinese dignitaries. H.R.H. the Prince Consort of Denmark, the Danish Ambassador to China and the Danish Consular General to Shanghai also attended the event.

'China is a key growth area for the industrial enzyme market and by establishing this new facility, we reinforce our commitment to continue to invest resources to support the growing customer base in this region,' said Robert Mayer, CEO of Genencor. 'With the expansion of our global production capacity and capability in China, customers will continue to receive high quality and cutting-edge technologies, products and services from Danisco Genencor.'

The new 20,000 square meter facility is part of the company's overall plan to meet regional customer demand and to expand into the rapidly growing Asian market. The site will feature significant fermentation capacity to produce a wide range of enzyme products for the Danisco Genencor Division's portfolio. For instance enzymes to produce wrinkle free textiles and jeans which look stone washed.

'We looked at many sites and decided to locate in the Wuxi New High-Tech Park, a Chinese national-level development area, which offers many advantages as it is strategically positioned and has excellent infrastructure,' said Carole Cobb, Senior Vice President, Global Supply for Genencor. 'The site also offers the opportunity to retain our current trained workforce and enhance the skill base when needed from the abundance of qualified personnel from the many surrounding universities.'

For further information, please contact:

Danisco: Carl Johan Corneliussen, Media Relations Manager
Tel.: +45 32 66 29 26
Genencor: Pearlene Pang, Marketing Communications Manager
Tel.: +65 6838 7420

View this release in Danish in PDF format

Printed Tuesday, 20 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/pressrelease_332_en.htm

EXECUTIVE BOARD

DANISCO 15

First you add knowledge...

Notice no. 28/2005

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel.: + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

Announcement of results for Q1 2005/06
1 May – 31 July 2005
(Unaudited)

19 September 2005

6% organic growth in Ingredients

The ingredients business is winning market shares and Europe showed rising growth rates. Sugar was impacted by the large amount of excess sugar still available on the European market. Higher energy prices have led to a slight adjustment of earnings expectations for Sugar. Otherwise outlook is maintained.

- **Revenue grew 23% to DKK 5,162 million (DKK 4,206 million)**
  Genencor represented around DKK 600 million of the DKK 956 million increase while Sugar contributed DKK 113 million as expected.

- **EBITDA before special items rose 10% to DKK 872 million (DKK 792 million)**
  Genencor represented around DKK 100 million of the DKK 80 million increase with Sugar down by DKK 40 million as expected.

- **EBIT before special items and share-based payments rose 7% to DKK 613 million (DKK 575 million)**
  Genencor represented around DKK 35 million of the DKK 38 million increase with Sugar down by DKK 37 million.

- **Diluted earnings per share at DKK 5.42 (DKK 7.87)**

- **Integration of Genencor progressing as planned**

Outlook for 2005/06 maintained

- Revenue is expected in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).
- EBITDA before special items and share-based payments is expected in the range of DKK 3,600-3,800 million (DKK 3,168 million).
- EBIT before special items and share-based payments is expected in the range of DKK 2,300-2,500 million (DKK 2,204 million). Special items are forecast to impact earnings adversely by about DKK 300-350 million.
- Profit for the year before share-based payments expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,206	**5,162**	4,206	**5,162**
EBITDA before special items		792	**872**	792	**872**
Operating profit before special items (EBIT)		554	**558**	554	**558**
Special items		25	**(67)**	25	**(67)**
Operating profit		579	**491**	579	**491**
Financials, net		(33)	**(111)**	(33)	**(111)**
Profit before tax		546	**380**	546	**380**
Profit from continuing operations		398	**294**	398	**294**
Profit from discontinued operations		-	**(26)**	-	**(26)**
Profit		398	**268**	398	**268**
Profit attributable to equity holders of the parent		392	**268**	392	**268**
Operating profit before special items (EBIT)					
Ingredients		389	**455**	389	**455**
Sugar		235	**198**	235	**198**
Share-based payments		(21)	**(55)**	(21)	**(55)**
Unallocated, other		(49)	**(40)**	(49)	**(40)**
Total		554	**558**	554	**558**
Cash flows in DKK million					
Cash flow from operating activities		974	**1,265**	974	**1,265**
Cash flow from investing activities		(2,394)	**(433)**	(2,394)	**(433)**
Cash flow from financing activities		1,495	**(1,201)**	1,495	**(1,201)**
Total cash flow		75	**(369)**	75	**(369)**
Financial ratios *					
Diluted average number of shares	'000	49,841	**49,417**	49,841	**49,417**
Diluted earnings per share (DEPS)	DKK	7.87	**5.42**	7.87	**5.42**
Diluted earnings per share before special items and discontinued operations	DKK	7.51	**6.33**	7.51	**6.33**
Diluted cash flow per share	DKK	19.54	**25.60**	19.54	**25.60**
Diluted number of shares at period-end	'000			49,845	**49,408**
Diluted book value per share (BVPS)	DKK			240	**255**
Market price per share	DKK			312	**406**

	31 July 2004	30 April 2005	**31 July 2005**
Balance sheet in DKK million			
Assets	27,159	32,831	**31,978**
Equity attributable to equity holders of the parent	11,964	12,084	**12,616**
Equity	12,257	12,417	**12,954**
Interest-bearing debt, net	9,715	13,847	**13,299**
Invested capital	21,203	27,540	**27,366**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Ingredients

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Revenue						
- Texturant products	1,084	**1,236**	1,084	**1,236**	14	14
- Speciality products	986	**1,691**	986	**1,691**	72	72
- Sweeteners	410	**426**	410	**426**	4	4
Group eliminations	2	**1**	2	**1**	.	.
Total	2,482	**3,354**	2,482	**3,354**	35	35
EBITDA	520	**666**	520	**666**	28	28
EBITDA margin	21.0	**19.9**	21.0	**19.9**	(5)	(5)
EBIT	389	**455**	389	**455**	17	17
EBIT margin	15.7	**13.6**	15.7	**13.6**	(13)	(13)

- **6% organic growth resulted in increased market share**
- **Rising growth rates in Europe**
- **Genencor integration progressing as expected**

Our growth performance was satisfactory with efficient utilisation of the productive capacity. Market growth is estimated to be 2-4%. Speciality products performed as expected.

Genencor added around DKK 600 million to revenue

Revenue grew 35% to DKK 3,354 million (DKK 2,482 million). Currency movements had a positive revenue impact of 1%. Currency-adjusted growth therefore came to 34%, chiefly reflecting the acquisition of Genencor, which boosted revenue by about DKK 600 million or 24%, and the acquisition of Rhodia Food Ingredients adding DKK 100 million to revenue.

Genencor raised EBIT by around DKK 35 million

EBIT was DKK 455 million (DKK 389 million) of which Genencor added around DKK 35 million.

The operating margin for Ingredients reached a total of 13.6% (15.7%), made up of 15.3% in the original Ingredients segment and 5.7% in Genencor, where the integration process is still at an early stage. The margin in Ingredients has been achieved against continued low earnings in the Flavour division. Without Genencor, the operating margin exceeded the long-term target of 15%.

Logistics efficiencies

Starting with the Grindsted plant, we have taken steps to further rationalise the logistics activities mainly in Europe, where a number of new logistics systems have been taken over through the various acquisitions made over the last years.

Product areas

Texturant products

8% volume growth

The business area for emulsifiers, stabilisers and functional systems recorded organic growth of 10%, including an 8% increase in sales volumes. This progress reflects a positive market climate generally as well as excellent sales efforts, leading to increased market shares. Raw material prices have been steady with the exception of a couple of specialty areas where it was possible to pass on the increases to the market. The market in Asia performed strongly, and we intend to step up our R&D effort there by expanding our activities in Singapore. At the time of writing the rising energy prices have not affected results, but if prices remain at the currently high level we expect an unfavourable impact on the operating margin.

Introduction of GRINDSTED®SOFT-N-SAFE progressing as expected

The introduction of GRINDSTED®SOFT-N-SAFE is progressing as planned, and the product is currently being tested by several customers. Our estimate is still that 1% of the market for phthalates equals revenue of some DKK 500 million, which means a possibility of generating revenue of DKK hundreds of millions in the not too distant future.

Speciality products

Speciality products, comprising flavours, cultures, enzymes etc., recorded strong currency-adjusted growth of 72%, primarily due to the Genencor acquisition. Organic growth was 3%.

Growth of cultures continued

The performance of cultures was positive, especially within products for the dairy industry. The integration process is progressing as planned, and synergies worth DKK 150 million are expected to be realised within a three-year period.

Integration of Genencor progressing as planned

Cost synergies represent larger share

The integration of Genencor is going ahead as planned. Genencor contributed revenue of around DKK 600 million and earnings (EBIT) of around DKK 35 million, corresponding to an operating margin of 5.7%. The margin in Genencor was affected by rising product costs, and at the same time the integration process is still at an early stage. This has not given rise to a change of our previous EBIT expectation of around DKK 200 million. Organic growth in Genencor is estimated at 6% compared with the same period last year. Synergies of DKK 200 million are being realised as planned, but are now expected to consist of cost reductions to a greater extent than previously assumed.

Restructuring continues in Flavours

The revenue trend in Flavours was stabilised at a lower level compared with last year. Market conditions were still difficult, in particular price movements of vanilla beans, which has meant that organic growth and the operating margin were under pressure. Cost efficiencies are still going on to adjust the organisation to the sharpened market situation.

Sweeteners

Satisfactory sales perfomance for xylitol

Sweeteners recorded organic growth of 4%, with xylitol sales as the main driver. This was attributable to effective sales efforts and to our customers making a larger number of product introductions with xylitol thereby growing the market share. Sales volumes were unchanged compared with the same period last year, as sales of Litesse® have gone down.

China

In November 2004 we invested in a joint venture in China in order to strengthen our cost structure. The production facility under this joint venture has now been completed and will be part of our Chinese infrastructure going forward, enabling us to offer our customers competitive products for the global food industry.

Geographic markets

Europe

Positive growth in Europe

At 3% organic growth, the market in Europe is showing positive signs. Texturants recorded sound growth, driven in part by relatively favourable weather and solid demand for products for the bread and dairy industries. Generating 21% organic growth, Russia was one of the countries where we grew most strongly.

North America

Good progress for texturants and cultures

Organic growth was 6%, mainly driven by increased sales to the baking industry where in particular sales of enzymes grew. Rising sales of xylitol in North America did not compensate for the lack of new product launches within low-carb and resulted in falling sales of sweeteners compared with Q1 of last year.

Latin America

Organic growth was 5%. Sales of products to the bread and dairy industries progressed well. The economic situation in the region was developing favourably, and local currencies continued their rise against the euro.

Asia Pacific

20% organic growth in China

Nearly all business areas in Asia Pacific performed well, with culture sales in particular growing satisfactorily just as sweeteners recorded solid growth. Organic growth reached 13%, including 20% organic growth in China. Our business platform in this area also realised sales synergies in cultures. In addition to the xylitol production referred to above, we have established production of xanthan in a joint venture with a local Chinese partner.

Sugar

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	% YTD
Revenue	1,762	**1,875**	1,762	**1,875**	6	6
EBITDA	338	**298**	338	**298**	(12)	(12)
EBITDA margin	19.2	**15.9**	19.2	**15.9**	(17)	(17)
EBIT	235	**198**	235	**198**	(16)	(16)
EBIT margin	13.3	**10.6**	13.3	**10.6**	(20)	(20)

- **Sugar sold for intervention in the EU**
- **Margin under pressure due to European excess production**
- **Higher energy prices**

The European market is characterised by excess production of sugar and growing competition. Sugar was sold at intervention prices, and at the same time prices for export licenses have remained at a high level.

Rising volumes

Revenue from sugar sales etc. rose 6% to DKK 1,875 million (DKK 1,762 million) in Q1 2005/06, mainly due to the considerable impact of sales of raw sugar for intervention. Our home markets were subject to growing competition, and the ongoing obesity debate had a restraining effect on demand. Sugar has been exported at lower prices on account of the price for export licenses.

Margin squeezed by growing competition and excess production

EBIT of DKK 198 million (DKK 235 million) reduced the margin to 10.6% (13.3%). This was a result of growing competition, continued high prices for export licenses, excess production and sales of sugar for intervention.

High energy prices to impact margin

The high energy prices will affect the margin adversely at this point, as the purchase of energy supplies for this year's campaign has been concluded at much higher prices than expected. This will have a negative impact in the financial year 2005/06 of around DKK 50 million.

Group

Innovation

The integration of the innovation activities in Genencor and Danisco is progressing and has already shown the first results in the form of increased speed of the development of new enzymes. The use of the food application and enzyme discovery skills from Danisco combined with the protein engineering and production skills at Genencor has increased the efficiency of the product development activities.

The development of more competitive strains and a better quality of culture strains for the dairy industry have proved successful.

The plant at our Grindsted site for encapsulation of active ingredients has proved to work efficiently and will now be used for further product developments where controlled release of active ingredients is important.

Danisco Venture

For the German portfolio company Profos, which develops tools for diagnostics in the food safety area, EUR 5 million has been raised with Finnish and German investors as well as Danisco Venture for further development of the company.

The American portfolio company Wellgen, active in the area of nutrigenomics, has also raised more capital for the continued development of the company.

Sustainability

For the fourth year in a row, Danisco has been chosen for inclusion in the Dow Jones World Sustainability World Indexes (DJSI World). The indices track the leading companies in the sustainability field, and assess the companies' financial, social and environmental policies and performance. Danisco was benchmarked against 55 companies on the Dow Jones World Indexes in the food industry, and out of this group five were selected as being the top performers in the sustainability area. Investors use the DJSI to assess how companies create opportunities and manage risks deriving from economic, environmental and social developments.

Danisco has also recently published its comprehensive 2004 Sustainable Development report focusing on environmental and social issues, as well as stakeholder concerns. In addition, the Green Accounts for Danish production sites, highlighting environmental performance, compliance and environmental management review, are now available.

Special items

Special items totalled a DKK 67 million expense against an income of DKK 25 million in Q1 of last year. Ingredients recorded DKK 127 million in expenses, primarily relating to the integration of Genencor. Costs relating to Health Care are recognised under discontinued operations. Provisions of DKK 60 million were reversed relating to sale of business.

Cash flow

Cash flow from operating activities higher

Cash flows from operating activities of DKK 1,265 million (DKK 974 million) were positively affected by reduction of inventories and receivables in Sugar. Cash flows from investing activities and financing activities are both quite different from last year, the change being due to the acquisition of Rhodia Food Ingredients last year.

Financials

Financial expenses in Q1 were higher than last year primarily due to the acquisition of Genencor, full effect of the acquisition of Rhodia and higher US interest rates. Following the new status of Genencor, income from investments in associates was DKK 0 million (DKK 36 million). In Q1 Danisco entered into interest rate swaps of an aggregate amount of USD 600 million with Danisco as fixed-rate payer and floating-rate receiver. Approximately 30% of Danisco's debt - including interest rate swap contracts - is based on fixed interest rates. In Q1, net interest-bearing debt fell by DKK 548 million to DKK 13,299 million (DKK 13,847 million). Equity increased by DKK 537 million to DKK 12,954 million (DKK 12,417 million).

Writedown of share capital

Cancellation of 1.58% of the share capital

The Annual General Meeting held on 25 August 2005 resolved to write down the share capital by 786,750 shares (nominal value of DKK 15,735,000), corresponding to 1.58% of the share capital. Danisco's share capital will subsequently comprise 48,901,802 shares (nominal value of DKK 978,036,040).

Share-based payments

A warrant programme was established in 2002/03. The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programmes. More than 6,000 employees participate in the programme, and the subscription price is DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005. The cost of this programme is expected to be DKK 115 million, which has been provided on a current basis.

The total number of share options and warrants in Danisco's share-based payments programmes were 2,224,913, equalling 4.6% of the share capital, with the warrant programme representing 2.2%.

Outlook for 2005/06

Acquisition of Genencor
We maintain our expectation that Genencor will contribute DKK 2.4 billion to Danisco's revenue in 2005/06 and around DKK 500 million to Danisco's EBITDA. EBIT is expected to be around DKK 200 million, which includes approximately DKK 75 million as amortisation of the part of the purchase amount that is currently estimated to relate to patents. The Health Care activities are being closed down and will therefore be recognised under discontinued operations.

In the course of the next three years we expect to realise sales and costs synergies of up to DKK 200 million, which will mainly be obtained in the last part of the three-year period on account of major investments in developing the company's product portfolio already in 2005/06.

Assumptions
Outlook for 2005/06 is based on a DKK/USD exchange rate of DKK 6.17 against previously DKK 5.87, with the average rate in Q1 2005/06 being DKK 6.06. The average DKK/USD exchange rate for the full 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06, which is slightly over the level in 2004/05.

Revenue
Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is maintained in the range of DKK 12.5-13.5 billion (DKK 9.9 billion). Revenue in Sugar is maintained in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million).

For Ingredients, EBITDA is maintained in the range of DKK 2,500-2,600 million (DKK 1,879 million). EBITDA in Sugar is now expected in the range of DKK 1,250-1,300 million against previously DKK 1,250-1,350 million (DKK 1,463 million). The expected earnings decline in Sugar is due to considerable price increases for export licenses as well as rising energy prices.

EBIT before special items and share-based payments
Consolidated earnings (EBIT) are maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million).

For Ingredients, earnings (EBIT) are maintained in the range of DKK 1,650-1,750 million (DKK 1,365 million). Earnings (EBIT) in Sugar are expected in the range of DKK 850-900 million against earlier DKK 850-950 million (DKK 1,035 million).

Special items
Special items net are expected in the range of DKK 300-350 million, chiefly relating to the integration and restructuring of Genencor, with the major part being incurred in the first six months of the financial year, broken down as follows: Genencor around DKK 300 million, Flavours around DKK 30 million, Rhodia Food Ingredients around DKK 55 million and reversal of DKK 60 million provision concerning sale of business. The closing down of Health Care will be recognised under discontinued operations.

Profit for the year
Profit before expense of share-based payments but after deduction of special items of up to DKK 200 million net of tax is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

USD sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year revenue of around DKK 800 million and earnings (EBIT) of around DKK 130 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting today at 3 pm

Information meeting

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

Financial calendar

17 November	2005	IR quiet period for H1
15 December	2005	H1 results (May-Oct.)
17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period for 2005/06
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period for Q1
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period for H1
14 December	2006	H1 results (May-Oct.)

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 July 2005 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2005

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT Q1 1 May 2005 - 31 July 2005

(Unaudited)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Continuing operations				
Revenue	4,206	**5,162**	4,206	**5,162**
Cost of sales	(2,823)	**(3,415)**	(2,823)	**(3,415)**
Gross profit	1,383	**1,747**	1,383	**1,747**
Research and development costs	(118)	**(218)**	(118)	**(218)**
Distribution and sales costs	(476)	**(619)**	(476)	**(619)**
Administrative expenses	(220)	**(309)**	(220)	**(309)**
Other operating income	16	**19**	16	**19**
Other operating expenses	(10)	**(7)**	(10)	**(7)**
Share-based payments	(21)	**(55)**	(21)	**(55)**
Operating profit before special items (EBIT)	554	**558**	554	**558**
Special items	25	**(67)**	25	**(67)**
Operating profit	579	**491**	579	**491**
Results of investments in associates	36	**-**	36	**-**
Other financial expenses, net	(69)	**(111)**	(69)	**(111)**
Profit before tax	546	**380**	546	**380**
Tax on profit	(148)	**(86)**	(148)	**(86)**
Profit from continuing operations	398	**294**	398	**294**
Discontinued operations				
Profit from discontinued operations	-	**(26)**	-	**(26)**
Profit	398	**268**	398	**268**
Distribution of profit:				
Profit attributable to minority interests	6	**-**	6	**-**
Profit attributable to equity holders of the parent	392	**268**	392	**268**
Total	398	**268**	398	**268**
Basic earnings per share (EPS) DKK	7.90	**5.47**	7.90	**5.47**
Basic earnings per share from continuing operations (EPS) DKK	7.90	**6.01**	7.90	**6.01**
Diluted earnings per share (DEPS) DKK	7.87	**5.42**	7.87	**5.42**
Diluted earnings per share before special items and discontinued operations DKK	7.51	**6.33**	7.51	**6.33**

CASH FLOW STATEMENT Q1 1 May 2005 - 31 July 2005

(Unaudited)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	398	**268**	398	**268**
Depreciation	238	**314**	238	**314**
Change in working capital	386	**736**	386	**736**
Other adjustments	(48)	**(53)**	(48)	**(53)**
Cash flow from operating activities	974	**1,265**	974	**1,265**
Cash flow from investing activities	(2,394)	**(433)**	(2,394)	**(433)**
Cash flow from financing activities	1,495	**(1,201)**	1,495	**(1,201)**
Decrease/increase in cash and cash equivalents	75	**(369)**	75	**(369)**
Cash and cash equivalents at the beginning of the period	304	**729**	304	**729**
Exchange adjustment of cash and cash equivalents	(1)	**47**	(1)	**47**
Cash and cash equivalents at the end of the period	378	**407**	378	**407**

BALANCE SHEET

(Unaudited)

DKK million	31 July 2004	30 April 2005	**31 July 2005**
Assets			
Intangible assets	7,927	11,611	**12,002**
Property, plant and equipment	8,322	9,444	**9,572**
Investments	2,582	634	**663**
Fixed assets total	18,831	21,689	**22,237**
Inventories	4,645	6,081	**5,175**
Receivables	3,305	4,332	**4,159**
Cash and cash equivalents	378	729	**407**
Current assets total	8,328	11,142	**9,741**
Assets total	27,159	32,831	**31,978**
Equity and liabilities			
Share capital	1,021	994	**994**
Other reserves	10,943	11,090	**11,622**
Equity attributable to equity holders of the parent	11,964	12,084	**12,616**
Minority interests	293	333	**338**
Equity total	12,257	12,417	**12,954**
Provisions	2,090	2,039	**1,981**
Long-term debt	5,003	6,230	**5,660**
Short-term debt	7,809	12,145	**11,383**
Debt total	12,812	18,375	**17,043**
Equity and liabilities total	27,159	32,831	**31,978**

Changes in equity

DKK million		
Balance at the beginning of the period	11,900	**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(30)	**231**
Other movements in equity	(12)	**38**
Net income recognised directly in equity	(42)	**269**
Profit	398	**268**
Total recognised income and expense	356	**537**
Sale of own shares	1	**-**
Balance at the end of the period	12,257	**12,954**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Purchase	-	-	0.00
Holding at 31 July 2005	**786,750**	**15,735**	**1.58**

*) Events after the balance sheet date: On 25 August 2005, the AGM adopted a reduction of the share capital by a nominal amount of DKK 15.7 million corresponding to 786,750 shares.

OTHER SEGMENT DETAILS 1 May 2005 - 31 July 2005

(Unaudited)

Revenue by business segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Ingredients	2,482	**3,354**	2,482	**3,354**	35	35
Sugar	1,762	**1,875**	1,762	**1,875**	6	6
Group eliminations	(38)	**(67)**	(38)	**(67)**	.	.
Total	4,206	**5,162**	4,206	**5,162**	23	23

Revenue by geographic segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	486	**460**	486	**460**	(5)	(5)	9	9
Other Nordic countries	1,021	**1,129**	1,021	**1,129**	11	11	22	22
Rest of Western Europe	925	**1,106**	925	**1,106**	20	20	22	22
Eastern Europe	334	**356**	334	**356**	7	7	7	7
North America	624	**939**	624	**939**	50	50	18	18
Latin America	198	**255**	198	**255**	29	29	5	5
Asia-Pacific	450	**636**	450	**636**	41	41	12	12
Rest of the world	168	**281**	168	**281**	67	67	5	5
Total	4,206	**5,162**	4,206	**5,162**	23	23	100	100

EBITDA before special items

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	520	**666**	520	**666**	28	28	19.9	19.9
Sugar	338	**298**	338	**298**	(12)	(12)	15.9	15.9
Share-based payments	(21)	**(55)**	(21)	**(55)**	.	.	.	.
Unallocated, other	(45)	**(37)**	(45)	**(37)**	.	.	.	.
Total	792	**872**	792	**872**	10	10	16.9	16.9

Operating profit before special items (EBIT)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	389	**455**	389	**455**	17	17	13.6	13.6
Sugar	235	**198**	235	**198**	(16)	(16)	10.6	10.6
Share-based payments	(21)	**(55)**	(21)	**(55)**	.	.	.	.
Unallocated, other	(49)	**(40)**	(49)	**(40)**	.	.	.	.
Total	554	**558**	554	**558**	1	1	10.8	10.8

Special items by business segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Ingredients	(40)	**(127)**	(40)	**(127)**
Sugar	65	**-**	65	**-**
Unallocated, other	-	**60**	-	**60**
Total	25	**(67)**	25	**(67)**

SALES GROWTH IN INGREDIENTS

1 May 2005 - 31 July 2005

(Unaudited)

Q1 2005/06 compared to Q1 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	25	-	**25**	22	**3**	41
North America	52	-	**52**	46	**6**	28
Latin America	30	11	**19**	14	**5**	8
Asia-Pacific	37	1	**36**	23	**13**	18
Rest of the world	41	(1)	**42**	35	**7**	5
Total	35	1	**34**	28	**6**	100
Sales growth in product segment						
Texturant products	14	2	**12**	2	**10**	37
Speciality products	72	-	**72**	69	**3**	50
Sweeteners	4	-	**4**	-	**4**	13
Total	35	1	**34**	28	**6**	100

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	25	-	**25**	22	**3**	41
North America	52	-	**52**	46	**6**	28
Latin America	30	11	**19**	14	**5**	8
Asia-Pacific	37	1	**36**	23	**13**	18
Rest of the world	41	(1)	**42**	35	**7**	5
Total	35	1	**34**	28	**6**	100
Sales growth in product segment						
Texturant products	14	2	**12**	2	**10**	37
Speciality products	72	-	**72**	69	**3**	50
Sweeteners	4	-	**4**	-	**4**	13
Total	35	1	**34**	28	**6**	100

16.


DANISCO
First you add knowledge...



21 September 2005 - 09:00

Danisco speaker at functional food ingredients conference

According to the British Nutrition Foundation, functional foods can be described as foods "that contain ingredients that have health giving properties over and above their nutritional value".

With the focus on lifestyle, diet and health in modern-day life, functional food ingredients can not only make a significant contribution to a healthy diet, but also offer new product marketing opportunities to the food industry.

This is the theme at the conference "Functional Food Ingredients - Tools for improving health" on Thursday 6 and Friday 7 October 2005 at CCFRA, Chipping Campden, Gloucestershire in the UK. The conference will focus on functional food ingredients and the development of functional foods.

Danisco speaker
At 10.15 on 6 October in the session about ingredients to tackle cardiovascular disease and obesity, Dr Helen Mitchell, Director of Applications, Danisco Sweeteners will be speaking about "Multifunctional sugar alternatives for improved health".

Health and Nutrition
One of Danisco's focus areas is health & nutrition, facilitating an improvement in the quality and nutritional profile of a wide variety of processed foods. A detailed understanding of both the technological and physiological functionality of our ingredients is the sine qua non of this. We offer food processors the opportunity to develop foods with improved nutritional profiles, which can have a significant positive impact on disease risk reduction and offer manufacturers numerous and varied marketing opportunities.

More info
For more information about Danisco's offer on the health & nutrion area, see http://www.danisco.com/cms/connect/corporate/products%20and%20services/health%20and%20nutrition/health_and_nutrition_en.htm

For more information about Danisco Sweeteners' products, see http://www.danisco.com/sweeteners

For more information about the conference, see the brochure "Functional Food Ingredients - Tools for improving health" on http://www.campden.co.uk/training/conference.htm.

Send us an e-mail or find your nearest sales office

Printed Friday, 23 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/september/businessupdate_33_en.htm

17

DANISCO

First you add knowledge...

21 September 2005 - 09:00

Broiler breeder producers in Egypt confirm betaine's role in improving performance

The addition of a pure form of betaine, a naturally occurring plant extract, to broiler breeder diets is allowing producers in Egypt to reduce the adverse effects of heat stress and improve the economic performance of their breeder flocks

One such example is El-Shrouk Mansoura, a producer with approximately 200,000 broiler breeders producing around 31 million eggs per year and located in the El-Mansoura area 120km north east of Cairo. Data from the company show that including 500 grams of Betafin® (Danisco Animal Nutrition) per tonne of feed to cost effectively replace choline chloride has also helped to counteract the negative effects of heat stress. The product's osmolytic properties mean that El-Shrouk Mansoura has benefited from more consistent levels of egg production under conditions of heat stress, improved egg mass at the start of the production stage and more evenly sized eggs, resulting in increased hatchability.

The experiences of El-Shrouk Mansoura are confirmed by another producer, the El-Amal Company situated in the Domietta area approximately 170km north east of Cairo. El-Amal Company has around 100,000 broiler breeders producing around 15 million eggs per year and includes Betafin at 750 grams per tonne of feed to replace choline chloride. The company has also noticed increased egg weight in the run-up to peak production and more uniform egg weight, again resulting in increased hatchability. The company believes that the product has also helped to combat heat stress and benefited flock health.

As an osmolyte, which accumulates in the bird's cells where it attracts water, Betafin reduces the negative effects of dehydration on bird performance, allowing the bird to maintain its water balance in a more energy-efficient way and achieve greater production using less feed.

Betafin also acts as a methyl donor, which allows all added choline chloride and some methionine to be replaced in the feed formulation, providing feed manufacturers and producers with an opportunity to reduce feed costs whilst maintaining bird performance.

Studies conducted by Danisco Animal Nutrition in Egypt, Israel, Malaysia, Thailand and the United States clearly demonstrate that in conditions where heat stress is likely to adversely impact bird performance, supplementing diets with Betafin produces more consistent bird performance and improves feed conversion by up to 7%. Data from these trials also show that Betafin reduces performance losses associated with coccidiosis, which causes diarrhoea and dehydration, and helps to alleviate osmotic stress and improve gut integrity, which improves bird performance and results in cleaner eggs due to improved litter quality.

Birds become heat-stressed when they have difficulty in achieving the correct balance between body heat production and loss. When the environmental temperature exceeds 35°C, 6°C above normal body temperature, the bird is likely to experience heat stress that can ultimately result in death. Between 20 - 30°C feed intake is reduced by 1 - 1.5% for every 1°C rise in temperature and by 5% above 32°C. The bird's own mechanisms to combat heat stress consume large amounts of energy, reducing the energy available for production. Whilst the level of response will depend on the extent of the environmental challenge, Danisco Animal Nutrition says that where heat stress is likely to be a problem the use of Betafin should be considered an integral part of an overall preventative strategy alongside proven housing and management practices.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

Printed Friday, 23 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/september/businessupdate_32_en.htm

BOARD OF DIRECTORS


DANISCO

First you add knowledge...



Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 24/2005

11 August 2005

Tom Knutzen - new CEO of Danisco

Tom Knutzen, 43, is to be the next CEO of Danisco. He replaces Alf Duch-Pedersen, who as planned retires at the end of August 2006 when he turns 60. Alf Duch-Pedersen has been CEO of Danisco since 1 May 1997, and together with the Executive Board he has carried out a successful refocusing of Danisco from conglomerate to leading supplier of ingredients to the global food industry.

Tom Knutzen joins the Executive Board as of 1 February 2006. He will spend the first three months – with Alf Duch-Pedersen as CEO – getting to know Danisco's business and organisation. On 1 May 2006, Tom Knutzen will take over as CEO of Danisco. Alf Duch-Pedersen will be available to the Company up to 31 August 2006.

Tom Knutzen comes from a position as President and CEO of the NKT Group's listed parent company, NKT Holding A/S, where he has been employed since 1996, first as CFO and since May 2000 as President and CEO. NKT is a global industrial group reporting annual revenue of around DKK 8 billion in 2004 and with some 6,000 employees. The group's principal activities include the development and sale of professional cleaning equipment and optical power cables. Tom Knutzen holds an MSc in strategic and financial planning.

The choice of Tom Knutzen as Danisco's new CEO is the result of a thorough and meticulous selection process. Tom Knutzen's international business profile, his management capabilities and the positive results achieved by NKT under his leadership were decisive factors in the Board of Directors' choice.

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

Appendix: Tom Knutzen's CV

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

CVR. no. 11350356


DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

CV Tom Knutzen

Education and Professional Career

1980 Maths/Physics graduate

1981 Lieutenant in Danish Life Guard Regiment Reserve

1987 MSc (Strategic and Financial Planning)

1988-96 Niro A/S
- Finance Manager, 1988-1991
- Financial Controller, Niro Inc., USA, 1991-1993
- Deputy Chief Executive in charge of Finance, Procurement and IT, 1993-1994
- CFO and member of Board of Management, 1994-1996

1996- NKT Holding A/S
- Group CFO 1996-2000
- CEO 2000 -

Current official positions outside the NKT Group

Member of the Council of the Confederation of Danish Industries
Chairman of the Sales Policy Committee of the Confederation of Danish Industries
Member of the Council of Copenhagen Industries Employers' Federation
Member of Representative Assembly, Danske Bank
Member of Representative Assembly, Topdanmark

Former official positions outside the Niro and NKT Groups

Member of the Board of Directors of C.W. Obel A/S, 2000 - 2003
Member of the Board of Directors of FLSmidth A/S (formerly FLS Industries A/S), 2002-2005
Member of the Board of Directors of ISS A/S, 2002-2005

Other information

Date of birth: 11 April 1962
Married to: Lene Terp Knutzen, MSc (Administration)
Has two sons aged 10 and 13



EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 25/2005

18 August 2005

Good potential for Danisco's sugar production in 2005

Danisco's first harvest forecast indicates a sugar production slightly above the EU's sugar quotas.

In the past few months, growing conditions in all Danisco's production countries have offered strong potential for the growth of sugar beets up to the September-December harvesting period.

However, with beet fields having been reduced in all our production countries in recent years, sugar production in a normal year will equal the quota level. Given the past few months' favourable growing conditions, the harvest is expected to yield a sugar production slightly above Danisco's EU quotas in Denmark, Sweden, Germany, Finland and Lithuania of a total of 1,142,000 tonnes. The forecast is based on normal weather conditions in the remainder of the growing period.

This year's first field samples of beets made on 15 August 2005 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	48.6	(42.5)	15.3	(15.2)	7.42	(6.48)
Sweden	43.1	(33.5)	14.7	(15.2)	6.32	(5.11)
Germany	43.3	(42.4)	14.6	(14.9)	6.32	(6.37)
Finland	30.0	(21.3)	11.9	(12.5)	3.59	(2.67)
Lithuania	40.1	(28.6)	13.1	(13.1)	5.27	(3.78)

The average of the last five years is shown in brackets.

The field sample results do not change the previously announced expectations for Danisco Sugar's earnings (EBIT) in the current financial year of DKK 850-950 million.


DANISCO
First you add knowledge...

In Denmark, the beets were sown around 1 April and the germination was impacted by the cold and dry weather in April. Subsequently, growing conditions have been satisfactory with a warm period at the beginning of the summer and sufficient rain.

In Sweden, germination was likewise characterised by a cold and dry spring followed by favourable growing conditions in most areas.

In Germany, the beets are well developed overall despite part of the area being exposed to frost at the beginning of the growing season.

In Finland, the beets were sown a week before usual and the growing period has been normal.

Provided that the normal growing conditions continue, sugar production in the four countries is likely to end up slightly above the EU quota.

In Lithuania, the beets have developed well and the positive development in beet growing efficiency and the structural development continue. This means that the production is expected to be somewhat larger than the sugar quota here too.

The results of the field samples in the various factory areas are listed in table 2.

As in the previous years, a total of two samples will be made. The results of this year's second sample will be announced at the beginning of September.

Yours faithfully

Mogens Granborg
Executive Vice President

Appendix: Danisco's sugar production 2002-2004 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania.

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.


DANISCO
First you add knowledge...

Appendix to notice of field samples

Table 1
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2002 (tonnes sugar)	Production 2003 (tonnes sugar)	Production 2004 (tonnes sugar)	Sugar quota (tonnes sugar)
Denmark	516,000	492,000	472,000	421,000
Sweden	432,000	416,000	372,000	368,000
Finland	163,000	136,000	148,000	146,000
Germany	145,000	148,000	147,000	125,000
Lithuania	107,000	102,000	104,000	82,000
Total	1,363,000	1,294,000	1,242,000	1,142,000

Table 2
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania on 15.08.05:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	49.9	15.2	7.61
Nykøbing, DK	47.9	15.3	7.33
Assens, DK	47.7	15.3	7.28
Köpingebro, SE	39.3	14.3	5.63
Örtofta, SE	45.6	14.8	6.76
Anklam, DE	43.3	14.6	6.32
Salo, FI	29.4	12.2	3.65
Säkylä, FI	30.5	11.6	3.54
Kedainiai, LT	43.4	13.2	5.73
Panevezys, LT	37.4	13.1	4.88

3,

DANISCO

First you add knowledge...

25 August 2005 - 16:02

Excerpts from the Chairman's speech at the Annual General Meeting held on 25 August 2005

Over the last five years the Board of Directors and the Executive Board have been working to transform Danisco's business platform

Notice no. 26/2005

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Introduction about Danisco's strategy

Over the last five years the Board of Directors and the Executive Board have been working to transform Danisco's business platform from being an international conglomerate - a company with many different business areas - to being a global and high-tech company within our main business area: Ingredients to the food industry. An important step on that road was taken with the acquisitions of Rhodia Food Ingredients and most recently Genencor, a biotech company focusing on enzyme development.

These acquisitions have brought enhanced focus on our technology platform as well as a slight adjustment of our vision, mission and strategy. As you can see, our focus is now aimed at our technology platform, which in practice means that Danisco can approach other product and customers groups than the food industry.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 6.75 per share of DKK 20 be paid equalling approximately the same total dividend payout as in 2003/04 of DKK 330 million
- Cancellation of 786,750 own shares corresponding to around DKK 300 million or an average purchase price of DKK 381.2 per share
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to empower the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%

Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:

Anders Knutsen, Matti Vuoria, Peter Højland and Jon Krabbe.

I would like to present the Board of Directors' motivation for proposing re-election of myself (Anders Knutsen), Matti Vuoria, Peter Højland and Jon Krabbe.

Beyond their experience from serving on Danisco's Board of Directors, these Board members all have valuable competencies that are considered an asset for Danisco.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this Notice in PDF format in Danish

Printed Tuesday, 20 September 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_180_en.htm

4.

DANISCO

First you add knowledge...

25 August 2005 - 18:30

Annual General Meeting of Danisco A/S held on 25 August 2005

Danisco A/S held its Annual General Meeting (AGM) today at which the Annual Report for 2004/05 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 6.75 per share of DKK 20.

Notice No 27/2005

Anders Knutsen, Chairman of the Board of Directors, Matti Vuoria, CEO, Peter Højland, Managing Director and Jon Krabbe, Landowner, were re-elected to the Board of Directors.

The Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal to reduce the share capital by a nominal value of DKK 15,735,000 to a nominal value of DKK 978,036,040 through cancellation of 786,750 own shares, which have been acquired by the Company at the price of DKK 381.174697 per share of DKK 20, and this means that an amount of DKK 299,889,193 will have been paid through the capital reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period article 4.1 of the Articles of Association in accordance with the resolution to reduce the share capital.

The AGM adopted the Board of Directors' proposal for adding a number of new secondary names to article 1.2 of the Articles of Association.

Finally, the AGM renewed the authorisation for the Board of Directors to empower the Company to purchase its own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The proposal submitted by shareholder Erik Rytter Larsen about termination of bearer shares in order that only registered shares exist in future was not adopted. Erik Rytter Larsen's proposal about discontinuation of trading in Danisco shares via stock exchanges and establishment of direct trading via the Company's Register of Shareholders was only meant for discussion at the AGM, which took place, but there was no support of the proposal.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this Notice in PDF format in Danish

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel.: + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 28/2005

Announcement of results for Q1 2005/06
1 May – 31 July 2005
(Unaudited)

19 September 2005

6% organic growth in Ingredients

The ingredients business is winning market shares and Europe showed rising growth rates. Sugar was impacted by the large amount of excess sugar still available on the European market. Higher energy prices have led to a slight adjustment of earnings expectations for Sugar. Otherwise outlook is maintained.

- **Revenue grew 23% to DKK 5,162 million (DKK 4,206 million)**
  Genencor represented around DKK 600 million of the DKK 956 million increase while Sugar contributed DKK 113 million as expected.

- **EBITDA before special items rose 10% to DKK 872 million (DKK 792 million)**
  Genencor represented around DKK 100 million of the DKK 80 million increase with Sugar down by DKK 40 million as expected.

- **EBIT before special items and share-based payments rose 7% to DKK 613 million (DKK 575 million)**
  Genencor represented around DKK 35 million of the DKK 38 million increase with Sugar down by DKK 37 million.

- **Diluted earnings per share at DKK 5.42 (DKK 7.87)**

- **Integration of Genencor progressing as planned**

Outlook for 2005/06 maintained

- Revenue is expected in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).
- EBITDA before special items and share-based payments is expected in the range of DKK 3,600-3,800 million (DKK 3,168 million).
- EBIT before special items and share-based payments is expected in the range of DKK 2,300-2,500 million (DKK 2,204 million). Special items are forecast to impact earnings adversely by about DKK 300-350 million.
- Profit for the year before share-based payments expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,206	**5,162**	4,206	**5,162**
EBITDA before special items		792	**872**	792	**872**
Operating profit before special items (EBIT)		554	**558**	554	**558**
Special items		25	**(67)**	25	**(67)**
Operating profit		579	**491**	579	**491**
Financials, net		(33)	**(111)**	(33)	**(111)**
Profit before tax		546	**380**	546	**380**
Profit from continuing operations		398	**294**	398	**294**
Profit from discontinued operations		-	**(26)**	-	**(26)**
Profit		398	**268**	398	**268**
Profit attributable to equity holders of the parent		392	**268**	392	**268**
Operating profit before special items (EBIT)					
Ingredients		389	**455**	389	**455**
Sugar		235	**198**	235	**198**
Share-based payments		(21)	**(55)**	(21)	**(55)**
Unallocated, other		(49)	**(40)**	(49)	**(40)**
Total		554	**558**	554	**558**
Cash flows in DKK million					
Cash flow from operating activities		974	**1,265**	974	**1,265**
Cash flow from investing activities		(2,394)	**(433)**	(2,394)	**(433)**
Cash flow from financing activities		1,495	**(1,201)**	1,495	**(1,201)**
Total cash flow		75	**(369)**	75	**(369)**
Financial ratios *					
Diluted average number of shares	'000	49,841	**49,417**	49,841	**49,417**
Diluted earnings per share (DEPS)	DKK	7.87	**5.42**	7.87	**5.42**
Diluted earnings per share before special items and discontinued operations	DKK	7.51	**6.33**	7.51	**6.33**
Diluted cash flow per share	DKK	19.54	**25.60**	19.54	**25.60**
Diluted number of shares at period-end	'000			49,845	**49,408**
Diluted book value per share (BVPS)	DKK			240	**255**
Market price per share	DKK			312	**406**

	31 July 2004	30 April 2005	**31 July 2005**
Balance sheet in DKK million			
Assets	27,159	32,831	**31,978**
Equity attributable to equity holders of the parent	11,964	12,084	**12,616**
Equity	12,257	12,417	**12,954**
Interest-bearing debt, net	9,715	13,847	**13,299**
Invested capital	21,203	27,540	**27,366**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Ingredients

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Revenue						
- Texturant products	1,084	**1,236**	1,084	**1,236**	14	14
- Speciality products	986	**1,691**	986	**1,691**	72	72
- Sweeteners	410	**426**	410	**426**	4	4
Group eliminations	2	**1**	2	**1**	.	.
Total	2,482	**3,354**	2,482	**3,354**	35	35
EBITDA	520	**666**	520	**666**	28	28
EBITDA margin	21.0	**19.9**	21.0	**19.9**	(5)	(5)
EBIT	389	**455**	389	**455**	17	17
EBIT margin	15.7	**13.6**	15.7	**13.6**	(13)	(13)

- **6% organic growth resulted in increased market share**
- **Rising growth rates in Europe**
- **Genencor integration progressing as expected**

Our growth performance was satisfactory with efficient utilisation of the productive capacity. Market growth is estimated to be 2-4%. Speciality products performed as expected.

Genencor added around DKK 600 million to revenue

Revenue grew 35% to DKK 3,354 million (DKK 2,482 million). Currency movements had a positive revenue impact of 1%. Currency-adjusted growth therefore came to 34%, chiefly reflecting the acquisition of Genencor, which boosted revenue by about DKK 600 million or 24%, and the acquisition of Rhodia Food Ingredients adding DKK 100 million to revenue.

Genencor raised EBIT by around DKK 35 million

EBIT was DKK 455 million (DKK 389 million) of which Genencor added around DKK 35 million.

The operating margin for Ingredients reached a total of 13.6% (15.7%), made up of 15.3% in the original Ingredients segment and 5.7% in Genencor, where the integration process is still at an early stage. The margin in Ingredients has been achieved against continued low earnings in the Flavour division. Without Genencor, the operating margin exceeded the long-term target of 15%.

Logistics efficiencies

Starting with the Grindsted plant, we have taken steps to further rationalise the logistics activities mainly in Europe, where a number of new logistics systems have been taken over through the various acquisitions made over the last years.

Product areas

Texturant products

8% volume growth

The business area for emulsifiers, stabilisers and functional systems recorded organic growth of 10%, including an 8% increase in sales volumes. This progress reflects a positive market climate generally as well as excellent sales efforts, leading to increased market shares. Raw material prices have been steady with the exception of a couple of specialty areas where it was possible to pass on the increases to the market. The market in Asia performed strongly, and we intend to step up our R&D effort there by expanding our activities in Singapore. At the time of writing the rising energy prices have not affected results, but if prices remain at the currently high level we expect an unfavourable impact on the operating margin.

Introduction of GRINDSTED®SOFT-N-SAFE progressing as expected

The introduction of GRINDSTED®SOFT-N-SAFE is progressing as planned, and the product is currently being tested by several customers. Our estimate is still that 1% of the market for phthalates equals revenue of some DKK 500 million, which means a possibility of generating revenue of DKK hundreds of millions in the not too distant future.

Speciality products

Speciality products, comprising flavours, cultures, enzymes etc., recorded strong currency-adjusted growth of 72%, primarily due to the Genencor acquisition. Organic growth was 3%.

Growth of cultures continued

The performance of cultures was positive, especially within products for the dairy industry. The integration process is progressing as planned, and synergies worth DKK 150 million are expected to be realised within a three-year period.

Integration of Genencor progressing as planned

Cost synergies represent larger share

The integration of Genencor is going ahead as planned. Genencor contributed revenue of around DKK 600 million and earnings (EBIT) of around DKK 35 million, corresponding to an operating margin of 5.7%. The margin in Genencor was affected by rising product costs, and at the same time the integration process is still at an early stage. This has not given rise to a change of our previous EBIT expectation of around DKK 200 million. Organic growth in Genencor is estimated at 6% compared with the same period last year. Synergies of DKK 200 million are being realised as planned, but are now expected to consist of cost reductions to a greater extent than previously assumed.

Restructuring continues in Flavours

The revenue trend in Flavours was stabilised at a lower level compared with last year. Market conditions were still difficult, in particular price movements of vanilla beans, which has meant that organic growth and the operating margin were under pressure. Cost efficiencies are still going on to adjust the organisation to the sharpened market situation.

Sweeteners

Satisfactory sales perfomance for xylitol

Sweeteners recorded organic growth of 4%, with xylitol sales as the main driver. This was attributable to effective sales efforts and to our customers making a larger number of product introductions with xylitol thereby growing the market share. Sales volumes were unchanged compared with the same period last year, as sales of Litesse® have gone down.

China

In November 2004 we invested in a joint venture in China in order to strengthen our cost structure. The production facility under this joint venture has now been completed and will be part of our Chinese infrastructure going forward, enabling us to offer our customers competitive products for the global food industry.

Geographic markets

Europe

Positive growth in Europe

At 3% organic growth, the market in Europe is showing positive signs. Texturants recorded sound growth, driven in part by relatively favourable weather and solid demand for products for the bread and dairy industries. Generating 21% organic growth, Russia was one of the countries where we grew most strongly.

North America

Good progress for texturants and cultures

Organic growth was 6%, mainly driven by increased sales to the baking industry where in particular sales of enzymes grew. Rising sales of xylitol in North America did not compensate for the lack of new product launches within low-carb and resulted in falling sales of sweeteners compared with Q1 of last year.

Latin America

Organic growth was 5%. Sales of products to the bread and dairy industries progressed well. The economic situation in the region was developing favourably, and local currencies continued their rise against the euro.

Asia Pacific

20% organic growth in China

Nearly all business areas in Asia Pacific performed well, with culture sales in particular growing satisfactorily just as sweeteners recorded solid growth. Organic growth reached 13%, including 20% organic growth in China. Our business platform in this area also realised sales synergies in cultures. In addition to the xylitol production referred to above, we have established production of xanthan in a joint venture with a local Chinese partner.

Sugar

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Revenue	1,762	**1,875**	1,762	**1,875**	6	6
EBITDA	338	**298**	338	**298**	(12)	(12)
EBITDA margin	19.2	**15.9**	19.2	**15.9**	(17)	(17)
EBIT	235	**198**	235	**198**	(16)	(16)
EBIT margin	13.3	**10.6**	13.3	**10.6**	(20)	(20)

- **Sugar sold for intervention in the EU**
- **Margin under pressure due to European excess production**
- **Higher energy prices**

The European market is characterised by excess production of sugar and growing competition. Sugar was sold at intervention prices, and at the same time prices for export licenses have remained at a high level.

Rising volumes

Revenue from sugar sales etc. rose 6% to DKK 1,875 million (DKK 1,762 million) in Q1 2005/06, mainly due to the considerable impact of sales of raw sugar for intervention. Our home markets were subject to growing competition, and the ongoing obesity debate had a restraining effect on demand. Sugar has been exported at lower prices on account of the price for export licenses.

Margin squeezed by growing competition and excess production

EBIT of DKK 198 million (DKK 235 million) reduced the margin to 10.6% (13.3%). This was a result of growing competition, continued high prices for export licenses, excess production and sales of sugar for intervention.

High energy prices to impact margin

The high energy prices will affect the margin adversely at this point, as the purchase of energy supplies for this year's campaign has been concluded at much higher prices than expected. This will have a negative impact in the financial year 2005/06 of around DKK 50 million.

Group

Innovation

The integration of the innovation activities in Genencor and Danisco is progressing and has already shown the first results in the form of increased speed of the development of new enzymes. The use of the food application and enzyme discovery skills from Danisco combined with the protein engineering and production skills at Genencor has increased the efficiency of the product development activities.

The development of more competitive strains and a better quality of culture strains for the dairy industry have proved successful.

The plant at our Grindsted site for encapsulation of active ingredients has proved to work efficiently and will now be used for further product developments where controlled release of active ingredients is important.

Danisco Venture

For the German portfolio company Profos, which develops tools for diagnostics in the food safety area, EUR 5 million has been raised with Finnish and German investors as well as Danisco Venture for further development of the company.

The American portfolio company Wellgen, active in the area of nutrigenomics, has also raised more capital for the continued development of the company.

Sustainability

For the fourth year in a row, Danisco has been chosen for inclusion in the Dow Jones World Sustainability World Indexes (DJSI World). The indices track the leading companies in the sustainability field, and assess the companies' financial, social and environmental policies and performance. Danisco was benchmarked against 55 companies on the Dow Jones World Indexes in the food industry, and out of this group five were selected as being the top performers in the sustainability area. Investors use the DJSI to assess how companies create opportunities and manage risks deriving from economic, environmental and social developments.

Danisco has also recently published its comprehensive 2004 Sustainable Development report focusing on environmental and social issues, as well as stakeholder concerns. In addition, the Green Accounts for Danish production sites, highlighting environmental performance, compliance and environmental management review, are now available.

Special items

Special items totalled a DKK 67 million expense against an income of DKK 25 million in Q1 of last year. Ingredients recorded DKK 127 million in expenses, primarily relating to the integration of Genencor. Costs relating to Health Care are recognised under discontinued operations. Provisions of DKK 60 million were reversed relating to sale of business.

Cash flow

Cash flow from operating activities higher

Cash flows from operating activities of DKK 1,265 million (DKK 974 million) were positively affected by reduction of inventories and receivables in Sugar. Cash flows from investing activities and financing activities are both quite different from last year, the change being due to the acquisition of Rhodia Food Ingredients last year.

Financials

Financial expenses in Q1 were higher than last year primarily due to the acquisition of Genencor, full effect of the acquisition of Rhodia and higher US interest rates. Following the new status of Genencor, income from investments in associates was DKK 0 million (DKK 36 million). In Q1 Danisco entered into interest rate swaps of an aggregate amount of USD 600 million with Danisco as fixed-rate payer and floating-rate receiver. Approximately 30% of Danisco's debt - including interest rate swap contracts - is based on fixed interest rates. In Q1, net interest-bearing debt fell by DKK 548 million to DKK 13,299 million (DKK 13,847 million). Equity increased by DKK 537 million to DKK 12,954 million (DKK 12,417 million).

Writedown of share capital

Cancellation of 1.58% of the share capital

The Annual General Meeting held on 25 August 2005 resolved to write down the share capital by 786,750 shares (nominal value of DKK 15,735,000), corresponding to 1.58% of the share capital. Danisco's share capital will subsequently comprise 48,901,802 shares (nominal value of DKK 978,036,040).

Share-based payments

A warrant programme was established in 2002/03. The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programmes. More than 6,000 employees participate in the programme, and the subscription price is DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005. The cost of this programme is expected to be DKK 115 million, which has been provided on a current basis.

The total number of share options and warrants in Danisco's share-based payments programmes were 2,224,913, equalling 4.6% of the share capital, with the warrant programme representing 2.2%.

Outlook for 2005/06

Acquisition of Genencor

We maintain our expectation that Genencor will contribute DKK 2.4 billion to Danisco's revenue in 2005/06 and around DKK 500 million to Danisco's EBITDA. EBIT is expected to be around DKK 200 million, which includes approximately DKK 75 million as amortisation of the part of the purchase amount that is currently estimated to relate to patents. The Health Care activities are being closed down and will therefore be recognised under discontinued operations.

In the course of the next three years we expect to realise sales and costs synergies of up to DKK 200 million, which will mainly be obtained in the last part of the three-year period on account of major investments in developing the company's product portfolio already in 2005/06.

Assumptions

Outlook for 2005/06 is based on a DKK/USD exchange rate of DKK 6.17 against previously DKK 5.87, with the average rate in Q1 2005/06 being DKK 6.06. The average DKK/USD exchange rate for the full 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06, which is slightly over the level in 2004/05.

Revenue

Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is maintained in the range of DKK 12.5-13.5 billion (DKK 9.9 billion). Revenue in Sugar is maintained in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments

Consolidated EBITDA is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million).

For Ingredients, EBITDA is maintained in the range of DKK 2,500-2,600 million (DKK 1,879 million). EBITDA in Sugar is now expected in the range of DKK 1,250-1,300 million against previously DKK 1,250-1,350 million (DKK 1,463 million). The expected earnings decline in Sugar is due to considerable price increases for export licenses as well as rising energy prices.

EBIT before special items and share-based payments

Consolidated earnings (EBIT) are maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million).

For Ingredients, earnings (EBIT) are maintained in the range of DKK 1,650-1,750 million (DKK 1,365 million). Earnings (EBIT) in Sugar are expected in the range of DKK 850-900 million against earlier DKK 850-950 million (DKK 1,035 million).

Special items
Special items net are expected in the range of DKK 300-350 million, chiefly relating to the integration and restructuring of Genencor, with the major part being incurred in the first six months of the financial year, broken down as follows: Genencor around DKK 300 million, Flavours around DKK 30 million, Rhodia Food Ingredients around DKK 55 million and reversal of DKK 60 million provision concerning sale of business. The closing down of Health Care will be recognised under discontinued operations.

Profit for the year
Profit before expense of share-based payments but after deduction of special items of up to DKK 200 million net of tax is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

USD sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year revenue of around DKK 800 million and earnings (EBIT) of around DKK 130 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting today at 3 pm

Information meeting

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

Financial calendar

17 November	2005	IR quiet period for H1
15 December	2005	H1 results (May-Oct.)
17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period for 2005/06
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period for Q1
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period for H1
14 December	2006	H1 results (May-Oct.)

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 July 2005 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2005

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT Q1 1 May 2005 - 31 July 2005

(Unaudited)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Continuing operations				
Revenue	4,206	**5,162**	4,206	**5,162**
Cost of sales	(2,823)	**(3,415)**	(2,823)	**(3,415)**
Gross profit	1,383	**1,747**	1,383	**1,747**
Research and development costs	(118)	**(218)**	(118)	**(218)**
Distribution and sales costs	(476)	**(619)**	(476)	**(619)**
Administrative expenses	(220)	**(309)**	(220)	**(309)**
Other operating income	16	**19**	16	**19**
Other operating expenses	(10)	**(7)**	(10)	**(7)**
Share-based payments	(21)	**(55)**	(21)	**(55)**
Operating profit before special items (EBIT)	554	**558**	554	**558**
Special items	25	**(67)**	25	**(67)**
Operating profit	579	**491**	579	**491**
Results of investments in associates	36	**-**	36	**-**
Other financial expenses, net	(69)	**(111)**	(69)	**(111)**
Profit before tax	546	**380**	546	**380**
Tax on profit	(148)	**(86)**	(148)	**(86)**
Profit from continuing operations	398	**294**	398	**294**
Discontinued operations				
Profit from discontinued operations	-	**(26)**	-	**(26)**
Profit	398	**268**	398	**268**
Distribution of profit:				
Profit attributable to minority interests	6	**-**	6	**-**
Profit attributable to equity holders of the parent	392	**268**	392	**268**
Total	398	**268**	398	**268**
Basic earnings per share (EPS) DKK	7.90	**5.47**	7.90	**5.47**
Basic earnings per share from continuing operations (EPS) DKK	7.90	**6.01**	7.90	**6.01**
Diluted earnings per share (DEPS) DKK	7.87	**5.42**	7.87	**5.42**
Diluted earnings per share before special items and discontinued operations DKK	7.51	**6.33**	7.51	**6.33**

CASH FLOW STATEMENT Q1 1 May 2005 - 31 July 2005

(Unaudited)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	398	**268**	398	**268**
Depreciation	238	**314**	238	**314**
Change in working capital	386	**736**	386	**736**
Other adjustments	(48)	**(53)**	(48)	**(53)**
Cash flow from operating activities	974	**1,265**	974	**1,265**
Cash flow from investing activities	(2,394)	**(433)**	(2,394)	**(433)**
Cash flow from financing activities	1,495	**(1,201)**	1,495	**(1,201)**
Decrease/increase in cash and cash equivalents	75	**(369)**	75	**(369)**
Cash and cash equivalents at the beginning of the period	304	**729**	304	**729**
Exchange adjustment of cash and cash equivalents	(1)	**47**	(1)	**47**
Cash and cash equivalents at the end of the period	378	**407**	378	**407**

BALANCE SHEET

(Unaudited)

DKK million	31 July 2004	30 April 2005	**31 July 2005**
Assets			
Intangible assets	7,927	11,611	**12,002**
Property, plant and equipment	8,322	9,444	**9,572**
Investments	2,582	634	**663**
Fixed assets total	18,831	21,689	**22,237**
Inventories	4,645	6,081	**5,175**
Receivables	3,305	4,332	**4,159**
Cash and cash equivalents	378	729	**407**
Current assets total	8,328	11,142	**9,741**
Assets total	27,159	32,831	**31,978**
Equity and liabilities			
Share capital	1,021	994	**994**
Other reserves	10,943	11,090	**11,622**
Equity attributable to equity holders of the parent	11,964	12,084	**12,616**
Minority interests	293	333	**338**
Equity total	12,257	12,417	**12,954**
Provisions	2,090	2,039	**1,981**
Long-term debt	5,003	6,230	**5,660**
Short-term debt	7,809	12,145	**11,383**
Debt total	12,812	18,375	**17,043**
Equity and liabilities total	27,159	32,831	**31,978**

Changes in equity

DKK million		
Balance at the beginning of the period	11,900	**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(30)	**231**
Other movements in equity	(12)	**38**
Net income recognised directly in equity	(42)	**269**
Profit	398	**268**
Total recognised income and expense	356	**537**
Sale of own shares	1	**-**
Balance at the end of the period	12,257	**12,954**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Purchase	-	-	0.00
Holding at 31 July 2005	**786,750**	**15,735**	**1.58**

*) Events after the balance sheet date: On 25 August 2005, the AGM adopted a reduction of the share capital by a nominal amount of DKK 15.7 million corresponding to 786,750 shares.

OTHER SEGMENT DETAILS 1 May 2005 - 31 July 2005

(Unaudited)

Revenue by business segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Ingredients	2,482	**3,354**	2,482	**3,354**	35	35
Sugar	1,762	**1,875**	1,762	**1,875**	6	6
Group eliminations	(38)	**(67)**	(38)	**(67)**	.	.
Total	4,206	**5,162**	4,206	**5,162**	23	23

Revenue by geographic segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	486	**460**	486	**460**	(5)	(5)	9	9
Other Nordic countries	1,021	**1,129**	1,021	**1,129**	11	11	22	22
Rest of Western Europe	925	**1,106**	925	**1,106**	20	20	22	22
Eastern Europe	334	**356**	334	**356**	7	7	7	7
North America	624	**939**	624	**939**	50	50	18	18
Latin America	198	**255**	198	**255**	29	29	5	5
Asia-Pacific	450	**636**	450	**636**	41	41	12	12
Rest of the world	168	**281**	168	**281**	67	67	5	5
Total	4,206	**5,162**	4,206	**5,162**	23	23	100	100

EBITDA before special items

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	520	**666**	520	**666**	28	28	19.9	19.9
Sugar	338	**298**	338	**298**	(12)	(12)	15.9	15.9
Share-based payments	(21)	**(55)**	(21)	**(55)**	.	.	.	.
Unallocated, other	(45)	**(37)**	(45)	**(37)**	.	.	.	.
Total	792	**872**	792	**872**	10	10	16.9	16.9

Operating profit before special items (EBIT)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	389	**455**	389	**455**	17	17	13.6	13.6
Sugar	235	**198**	235	**198**	(16)	(16)	10.6	10.6
Share-based payments	(21)	**(55)**	(21)	**(55)**	.	.	.	.
Unallocated, other	(49)	**(40)**	(49)	**(40)**	.	.	.	.
Total	554	**558**	554	**558**	1	1	10.8	10.8

Special items by business segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Ingredients	(40)	**(127)**	(40)	**(127)**
Sugar	65	**-**	65	**-**
Unallocated, other	-	**60**	-	**60**
Total	25	**(67)**	25	**(67)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 July 2005

(Unaudited)

Q1 2005/06 compared to Q1 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	25	-	**25**	22	**3**	41
North America	52	-	**52**	46	**6**	28
Latin America	30	11	**19**	14	**5**	8
Asia-Pacific	37	1	**36**	23	**13**	18
Rest of the world	41	(1)	**42**	35	**7**	5
Total	35	1	**34**	28	**6**	100
Sales growth in product segment						
Texturant products	14	2	**12**	2	**10**	37
Speciality products	72	-	**72**	69	**3**	50
Sweeteners	4	-	**4**	-	**4**	13
Total	35	1	**34**	28	**6**	100

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	25	-	**25**	22	**3**	41
North America	52	-	**52**	46	**6**	28
Latin America	30	11	**19**	14	**5**	8
Asia-Pacific	37	1	**36**	23	**13**	18
Rest of the world	41	(1)	**42**	35	**7**	5
Total	35	1	**34**	28	**6**	100
Sales growth in product segment						
Texturant products	14	2	**12**	2	**10**	37
Speciality products	72	-	**72**	69	**3**	50
Sweeteners	4	-	**4**	-	**4**	13
Total	35	1	**34**	28	**6**	100





1 August 2005 - 17:03

Genencor scales back health care activities

As previously announced, Danisco has been working to spin off Genencor's health care activities. It has now been decided to divest the product portfolio rather than spin it off into a company with Danisco as a co-shareholder.

The decision results in an immediate reduction in force in Genencor affecting 22 positions and leaving 31 positions in the health care business. To ensure and support a divestment, focus will mainly be on the sections of the project portfolio that carry sales potential. This process is expected to be finalised in the months ahead.

During the transition period, Genencor will continue development activities for GCR-8015 (preclinical) and GCR-3888 (clinical), two compounds for hematologic malignancies.

The net restructuring costs involved were included in the previously announced special items for Genencor in 2005/06 totalling approximately DKK 300 million.

Danisco will announce its results for the first quarter 2005/06 on 19 September 2005 and will, as usual, update its outlook for the financial year in this connection.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel: +45 3266 2913, e-mail: info@danisco.com

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/investor_175_en.htm

2.


DANISCO
First you add knowledge...



5 August 2005 - 09:19

Notification to shareholders of the Annual General Meeting 2005

The Annual General Meeting will be held on Thursday 25 August 2005 at 4 pm in Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark, with the following agenda:

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited Annual Report and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
4. Election of members to the Board of Directors
5. Election of two state-authorised public accountants to serve as auditors
6. Resolutions proposed by the Board of Directors and shareholders
7. Any other business.

For more detailed information please read the PDF files below:

Download PDF: The Annual General Meeting agenda 2005 - English
Download PDF: The Annual General Meeting agenda 2005 - Danish

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/investor_176_en.htm


DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K
Tel +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

TO THE SHAREHOLDERS OF DANISCO A/S

The Annual General Meeting will be held on Thursday 25 August 2005 at 4 pm in Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark, with the following agenda:

1) The Board of Directors' report on the Company for the year ended.

2) Submission of the audited Annual Report and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.

3) Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.

4) Election of members to the Board of Directors.

5) Election of two state-authorised public accountants to serve as auditors.

6) Resolutions proposed by the Board of Directors and shareholders.

7) Any other business.


DANISCO
First you add knowledge...

Re item 2:
The Board of Directors proposes that the Annual Report for 1 May 2004 to 30 April 2005 be approved and the Board of Directors be discharged from its obligations.

Re item 3:
The Board of Directors proposes that a dividend of DKK 6.75 be paid per share of DKK 20 of the profit for the year distributable according to the Annual Report. The remainder is transferred to the Company's reserves.

Re item 4:
Mr. Anders Knutsen, Mr. Matti Vuoria, Mr. Peter Højland and Mr. Jon Krabbe's terms as directors are ending according to Article 17.2 of the Articles of Association. The Board of Directors proposes re-election of the said directors.

Re item 5:
The Board of Directors proposes re-election of the Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:
The Board of Directors proposes the following resolutions:

a) The Board of Directors proposes the following resolution for reduction of the share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied distribution to the shareholders who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stipulated in Section 44 (a) of the Danish Companies Act:

> The company's share capital, of a nominal value of DKK 993,771,040, be reduced by a nominal value of DKK 15,735,000 to a nominal value of DKK 978,036,040 through cancellation of 786,750 own shares, of a nominal value of DKK 15,735,000, which have been acquired by the company at DKK 381.174697 per share of DKK 20, corresponding to a share price of DKK 1,905.873485 per share amount of DKK 100, which means that through the reduction an amount of DKK 299,889,193 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged,


DANISCO
First you add knowledge ...

cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2006, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to change Article 4 (1) in the Articles of Association in compliance with the capital reduction resolution.

Comment:
As stated in Danisco's notice to the stock exchange of 27 January 2005, the Board of Directors initiated a share buy-back programme according to which Danisco would buy back own shares for an amount of up to DKK 300 million in the period from 27 January 2005 to 30 April 2005. The purpose of the share buy-back programme was according to the said notice to reduce Danisco's share capital. On completion of the share buy-back programme on 30 April 2005 Danisco had bought back 787,024 own shares for an amount of DKK 299,999,670 as announced on 2 May 2005.

The Board of Directors proposes that Danisco's share capital be reduced through cancellation of 786,750 own shares, corresponding to 1.58 per cent of the share capital since it has been necessary to use 274 own shares for the redemption of employee share options.

b) That the following secondary names be inserted in Article 1.2 of the Articles of Association:

Danisco Cultures A/S (Danisco A/S)
Danisco Genencor A/S (Danisco A/S)

Comment:
Following the creation of the two new divisions, it is proposed that the divisional names be adopted as secondary names of Danisco A/S.

c) That in the period until next year's Annual General Meeting the Board of Directors shall be empowered to allow the Company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

Comment:

It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

d) That the Chairman of the Annual General Meeting be authorised to make such amendments to the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

One shareholder, Mr. Erik Rytter Larsen, has submitted the following two proposals, which cannot be adopted by the Board of Directors of Danisco A/S:

e) That bearer shares be terminated in order that only registered shares exist in future.

f) Discontinuation of trading in Danisco shares via stock exchanges and establishment of direct trading via the Company's Register of Shareholders.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 6 a and b requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 6 c, d and e requires simple majority of the votes cast. In the event that the proposal under item 6 e is adopted, specific proposals for amendments must be submitted at the next General Meeting. The proposed amendments can be adopted at the said General Meeting by qualified majority only.

As from 12 August 2005, the agenda and the proposals in full as well as the audited Annual Report will be available for inspection by the shareholders at the Company's registered office. On the same day, the documents will be sent to those shareholders who have so requested and the agenda and the proposals in full will be available on Danisco's homepage at http://agm.danisco.com.


DANISCO
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Admission cards with ballot paper for the Annual General Meeting may be collected on provision of identification at the Company's registered office at Langebrogade 1, Copenhagen K, Denmark, between 10 am and 3 pm in the period 15 August - 23 August 2005, except Saturdays and Sundays. After this period, only admission cards without ballot paper will be issued.

Shareholders whose shares are registered in the name of the shareholder in the Register of Shares may vote at the Annual General Meeting. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting, or if the shareholders before that time have applied for registration and filed proof of their acquisition.

---oooOOOooo---

We can inform you that Danisco intends to webcast the Annual General Meeting at the website http://agm.danisco.com in Danish with simultaneous interpretation into English.

Danisco A/S
Board of Directors

3



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RECEIVED
2005 OCT -3 P 12:01

11 August 2005 - 11:00

Tom Knutzen - new CEO of Danisco

Tom Knutzen, 43, is to be the next CEO of Danisco. He replaces Alf Duch-Pedersen, who as planned retires at the end of August 2006 when he turns 60.

Notice no. 24/2005

Alf Duch-Pedersen has been CEO of Danisco since 1 May 1997, and together with the Executive Board he has carried out a successful refocusing of Danisco from conglomerate to leading supplier of ingredients to the global food industry.

Tom Knutzen joins the Executive Board as of 1 February 2006. He will spend the first three months – with Alf Duch-Pedersen as CEO – getting to know Danisco's business and organisation. On 1 May 2006, Tom Knutzen will take over as CEO of Danisco. Alf Duch-Pedersen will be available to the Company up to 31 August 2006.

Tom Knutzen comes from a position as President and CEO of the NKT Group's listed parent company, NKT Holding A/S, where he has been employed since 1996, first as CFO and since May 2000 as President and CEO. NKT is a global industrial group reporting annual revenue of around DKK 8 billion in 2004 and with some 6,000 employees. The group's principal activities include the development and sale of professional cleaning equipment and optical power cables. Tom Knutzen holds an MSc in strategic and financial planning.

The choice of Tom Knutzen as Danisco's new CEO is the result of a thorough and meticulous selection process. Tom Knutzen's international business profile, his management capabilities and the positive results achieved by NKT under his leadership were decisive factors in the Board of Directors' choice.

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this notice to the stock exchange in PDF: English
Download this notice to the stock exchange in PDF: Danish
Download CV of Tom Knutzen in PDF: English

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/investor_177_en.htm


DANISCO

4.

First you add knowledge...



Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Helle Knutsen
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(1) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	63
Market price:	DKK 25,294.50

Yours sincerely

Christel Crone Nielsen

For further information, please contact:


DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Helle Knutsen
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(1) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	63
Market price:	DKK 25,294.50

Yours sincerely

Christel Crone Nielsen

For further information, please contact:


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Helle Knutsen
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(1) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	63
Market price:	DKK 25,294.50

Yours sincerely

Christel Crone Nielsen

For further information, please contact:



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Helle Knutsen
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(1) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	63
Market price:	DKK 25,294.50

Yours sincerely

Christel Crone Nielsen

For further information, please contact:



First you add knowledge...



Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	626
Market price:	DKK 251,339.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:

DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	626
Market price:	DKK 251,339.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	626
Market price:	DKK 251,339.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	626
Market price:	DKK 251,339.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:

6.



First you add knowledge...

12 August 2005 - 12:20

Annual General Meeting Agenda and Proposals in Full

The Annual General Meeting will be held Thursday 25 August 2005 at 4pm at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Agenda:
(available in PDF and in Danish at the bottom of this page)

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.
4. Election of members to the Board of Directors.
5. Election of two state-authorised public accountants to serve as auditors.
6. Resolutions proposed by the Board of Directors and shareholders.
7. Any other business.

Re item 2:
The Board of Directors proposes that the Annual Report for 1 May 2004 to 30 April 2005 be approved and the Board of Directors be discharged from its obligations.

Re item 3:
The Board of Directors proposes that a dividend of DKK 6.75 be paid per share of DKK 20 of the profit for the year distributable according to the Annual Report. The remainder is transferred to the Company's reserves.

Re item 4:
Mr. Anders Knutsen, Mr. Matti Vuoria, Mr. Peter Højland and Mr. Jon Krabbe's terms as directors are ending according to Article 17.2 of the Articles of Association. The Board of Directors proposes re-election of the said directors.

Re item 5:
The Board of Directors proposes re-election of the Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:

The Board of Directors proposes the following resolutions:

a) The Board of Directors proposes the following resolution for reduction of the share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied distribution to the shareholders who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stipulated in Section 44 (a) of the Danish Companies Act:

The company's share capital, of a nominal value of DKK 993,771,040, be

reduced by a nominal value of DKK 15,735,000 to a nominal value of DKK 978,036,040 through cancellation of 786,750 own shares, of a nominal value of DKK 15,735,000, which have been acquired by the company at DKK 381.174697 per share of DKK 20, corresponding to a share price of DKK 1,905.873485 per share amount of DKK 100, which means that through the reduction an amount of DKK 299,889,193 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2006, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to change Article 4 (1) in the Articles of Association in compliance with the capital reduction resolution.

Comment:

As stated in Danisco's notice to the stock exchange of 27 January 2005, the Board of Directors initiated a share buy-back programme according to which Danisco would buy back own shares for an amount of up to DKK 300 million in the period from 27 January 2005 to 30 April 2005. The purpose of the share buy-back programme was according to the said notice to reduce Danisco's share capital. On completion of the share buy-back programme on 30 April 2005 Danisco had bought back 787,024 own shares for an amount of DKK 299,999,670 as announced on 2 May 2005.

The Board of Directors proposes that Danisco's share capital be reduced through cancellation of 786,750 own shares, corresponding to 1.58 per cent of the share capital since it has been necessary to use 274 own shares for the redemption of employee share options.

b) That the following secondary names be inserted in Article 1.2 of the Articles of Association:

Danisco Cultures A/S (Danisco A/S)
Danisco Genencor A/S (Danisco A/S)

Comment:

Following the creation of the two new divisions, it is proposed that the divisional names be adopted as secondary names of Danisco A/S.

c) That in the period until next year's Annual General Meeting the Board of Directors shall be empowered to allow the Company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

Comment:

It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

d) That the Chairman of the Annual General Meeting be authorised to make such amendments in the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

One shareholder, Mr. Erik Rytter Larsen, has submitted the following two proposals, which cannot be adopted by the Board of Directors of Danisco A/S:

e) That bearer shares be terminated in order that only registered shares exist in future.

f) Discontinuation of trading in Danisco shares via stock exchanges and establishment of direct trading via the Company's Register of Shareholders.

In accordance with the Company's Articles of Association and the Danish

Companies Act, the adoption of the resolutions mentioned under item 6 a and b requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 6 c, d and e requires simple majority of the votes cast. In the event that the proposal under item 6 e is adopted, specific proposals for amendments must be submitted at the next General Meeting. The proposed amendments can be adopted at the said General Meeting by qualified majority only.

Danisco A/S
Board of Directors

Download the Anual General Meeting Agenda in Full in PDF: English
Download the Annual General Meeting Agenda in Full in PDF: Danish

7.

DANISCO

First you add knowledge...

15 August 2005 - 14:53

Additional technical expertise at Danisco Animal Nutrition

Hungarian-born Sandor Zsarnoczay has been appointed Regional Technical Manager by Danisco Animal Nutrition. He will combine his and Danisco's knowledge and expertise to provide customers with innovative nutritional solutions to improve their competitiveness in an increasingly competitive global market.

Poultry producers, pig farmers and feed manufacturers in Central Europe, Russia, CIS and Baltic countries will benefit from the appointment of Hungarian-born Sandor Zsarnoczay as Regional Technical Manager by Danisco Animal Nutrition. In his new role, Sandor will combine his and Danisco's knowledge and expertise to provide customers with innovative nutritional solutions to improve their competitiveness in an increasingly competitive global market.

Sandor has considerable international experience from previous employment with the American Soybean Association, Adisseo and Provimi Hungary. Based in Budapest, he has extensive technical knowledge of the poultry and swine industries, having started his career by gaining an M.Sc at St Istvan (formerly Godollo) University in Hungary, followed by a PhD in swine medicine, production and nutrition at the University of Minnesota, US. He will report to Niels Otto Damholt, Danisco Animal Nutrition's Regional Director.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:
Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/businessupdate_23_en.htm

8


DANISCO
First you add knowledge...



18 August 2005 - 13:15

Good potential for Danisco's sugar production in 2005

Danisco's first harvest forecast indicates a sugar production slightly above the EU's sugar quotas.

Notice no. 25/2005

In the past few months, growing conditions in all Danisco's production countries have offered strong potential for the growth of sugar beets up to the September-December harvesting period.

However, with beet fields having been reduced in all our production countries in recent years, sugar production in a normal year will equal the quota level. Given the past few months' favourable growing conditions, the harvest is expected to yield a sugar production slightly above Danisco's EU quotas in Denmark, Sweden, Germany, Finland and Lithuania of a total of 1,142,000 tonnes. The forecast is based on normal weather conditions in the remainder of the growing period.

This year's first field samples of beets made on 15 August 2005 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Denmark	48,6 (42.5)	15,3 (15,2)	7,42 (6,48)
Sweden	43,1 (33,5)	14,7 (15,2)	6,32 (5,11)
Germany	43,3 (42,4)	14,6 (14,9)	6,32 (6,37)
Finland	30,0 (21,3)	11,9 (12,5)	3,59 (2,67)
Lithuania	40,1 (28,6)	13,1 (13,1)	5,27 (3,78)

The average of the last five years is shown in brackets.

The field sample results do not change the previously announced expectations for Danisco Sugar's earnings (EBIT) in the current financial year of DKK 850-950 million.

- In Denmark, the beets were sown around 1 April and the germination was impacted by the cold and dry weather in April. Subsequently, growing conditions have been satisfactory with a warm period at the beginning of the summer and sufficient rain.
- In Sweden, germination was likewise characterised by a cold and dry spring followed by favourable growing conditions in most areas.
- In Germany, the beets are well developed overall despite part of the area being exposed to frost at the beginning of the growing season.
- In Finland, the beets were sown a week before usual and the growing period has been normal.

Provided that the normal growing conditions continue, sugar production in the four countries is likely to end up slightly above the EU quota.

- In Lithuania, the beets have developed well and the positive development in beet growing efficiency and the structural development continue. This means that the production is expected to be somewhat larger than the sugar quota here too.

The results of the field samples in the various factory areas are listed in table 2 of the appendix.

As in the previous years, a total of two samples will be made. The results of this year's second sample will be announced at the beginning of September.

Yours faithfully

Mogens Granborg
Executive Vice President

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: +45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588,
mobile: +45 4011 6695.

Download this news item with the full Appendix in PDF format:

Danisco's sugar production 2002-2004 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania - English
Danisco's sugar production 2002-2004 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania - Danish

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/investor_179_htm_en.htm

9.


First you add knowledge...

25 August 2005 - 16:02

Excerpts from the Chairman's speech at the Annual General Meeting held on 25 August 2005

Over the last five years the Board of Directors and the Executive Board have been working to transform Danisco's business platform

Notice no. 26/2005

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Introduction about Danisco's strategy

Over the last five years the Board of Directors and the Executive Board have been working to transform Danisco's business platform from being an international conglomerate - a company with many different business areas - to *being a global and high-tech company within our main business area: Ingredients* to the food industry. An important step on that road was taken with the acquisitions of Rhodia Food Ingredients and most recently Genencor, a biotech company focusing on enzyme development.

These acquisitions have brought enhanced focus on our technology platform as well as a slight adjustment of our vision, mission and strategy. As you can see, our focus is now aimed at our technology platform, which in practice means that Danisco can approach other product and customers groups than the food industry.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 6.75 per share of DKK 20 be paid equalling approximately the same total dividend payout as in 2003/04 of DKK 330 million
- Cancellation of 786,750 own shares corresponding to around DKK 300 million or an average purchase price of DKK 381.2 per share
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to empower the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%

Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:

Anders Knutsen, Matti Vuoria, Peter Højland and Jon Krabbe.

I would like to present the Board of Directors' motivation for proposing re-election of myself (Anders Knutsen), Matti Vuoria, Peter Højland and Jon Krabbe.

Beyond their experience from serving on Danisco's Board of Directors, these Board members all have valuable competencies that are considered an asset for Danisco.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this Notice in PDF format in Danish

10.

DANISCO

First you add knowledge...

25 August 2005 - 18:30

Annual General Meeting of Danisco A/S held on 25 August 2005

Danisco A/S held its Annual General Meeting (AGM) today at which the Annual Report for 2004/05 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 6.75 per share of DKK 20.

Notice No 27/2005

Anders Knutsen, Chairman of the Board of Directors, Matti Vuoria, CEO, Peter Højland, Managing Director and Jon Krabbe, Landowner, were re-elected to the Board of Directors.

The Company's two auditors, Deloitte Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal to reduce the share capital by a nominal value of DKK 15,735,000 to a nominal value of DKK 978,036,040 through cancellation of 786,750 own shares, which have been acquired by the Company at the price of DKK 381.174697 per share of DKK 20, and this means that an amount of DKK 299,889,193 will have been paid through the capital reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period article 4.1 of the Articles of Association in accordance with the resolution to reduce the share capital.

The AGM adopted the Board of Directors' proposal for adding a number of new secondary names to article 1.2 of the Articles of Association.

Finally, the AGM renewed the authorisation for the Board of Directors to empower the Company to purchase its own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

The proposal submitted by shareholder Erik Rytter Larsen about termination of bearer shares in order that only registered shares exist in future was not adopted. Erik Rytter Larsen's proposal about discontinuation of trading in Danisco shares via stock exchanges and establishment of direct trading via the Company's Register of Shareholders was only meant for discussion at the AGM, which took place, but there was no support of the proposal.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media Relations, tel.: +45 3266 2913, info@danisco.com

Download this Notice in PDF format in Danish

11.

DANISCO

First you add knowledge...

29 August 2005 - 14:05

Genencor receives defence contract...

Genencor receives defence contract to develop a process for emergency pharmaceutical manufacturing

Genencor International, a Danisco company, announced today that it has received a grant from the U. S. Defense Advanced Research Projects Agency (DARPA) to develop a process for rapid manufacture of emergency pharmaceuticals to defend against biological agents.

The process will be based upon Genencor's technology for large scale manufacture of monoclonal antibodies in fungal systems which can, theoretically, be used to mass produce a number of newly identified vaccine or therapeutic candidates. The goal is to be able to manufacture 10 million doses of vaccine within 2 months of identifying the biological agent.

"We're please to be selected to work on this high priority project," said Michael V. Arbige, Genencor's senior vice president, Technology. "Our expertise in protein engineering and expression systems enables us to produce monoclonal antibodies on a large scale that overcomes many of the problems with traditional cell cultures. We look forward to working with DARPA to make this important goal a reality."

For further information please contact:

Valerie Tucker tel: +1 650 846 7571

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/pressrelease_326_en.htm

12.

DANISCO

First you add knowledge...

31 August 2005 - 12:30

New Danisco sustainability report

Danisco has published its fourth report detailing the past year's work within the sustainable development area.

The report accounts for Danisco's performance in key environmental and social areas such as energy, waste, health and safety and the supply chain. Danisco's perspectives on key current issues such as nutrition, obesity and biotechnology are also covered by the report.

Issues identified through stakeholder dialogue, such as the management of staff reductions, the reorganisation of the European Sugar market, and Danisco's work with suppliers, are addressed."We are seeing more and more demands being put on us by stakeholders. Major customers, who are an important stakeholder group, want to know how we treat employees, the local communities where we operate, etc. They are especially interested in how we influence our suppliers, and other parts of the supply chain," says Søren Vogelsang, VP Corporate Sustainable Development.

Danisco demonstrates its commitment to the UN Global Compact by reporting against the 10 Global Compact principles. The report includes information on progress made and actions taken in the areas of human rights, labour standards, the environment and anti-corruption.

Read or download the full report in pdf format, either in English or Danish.

If you would like to receive the Danisco Sustainability report in hard copy, please contact sustainability@danisco.com.

For further information, please contact:

Daniel King: tel +45 3266 2031

Printed Friday, 16 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/august/pressrelease_327_en.htm

/3



First you add knowledge...

7 September 2005 - 15:15

Danisco and Genencor to merge innovation efforts

The overall integration of Genencor's organisation in Danisco following the takeover in April is on track. The acquisition provides Danisco with an opportunity to build an even stronger R&D organization to tackle the current and new product opportunities in the food and feed arena as well as within industrial biotechnology.

A combination of the current capabilities of Danisco with the technology organisations of Genencor will increase Danisco's competitiveness in this fast moving field and speed up the development of new products.

The goal is to become the leading global supplier within the ingredients area including enzymes for food, feed and industrial applications.

Based on a 'Centre of Excellence' concept, Danisco will build an organisation that combines the strong application focus in Brabrand and the food enzyme discovery capabilities of the Danisco Biosciences group with the protein engineering, protein production and process sciences capabilities of the Genencor Leiden and Palo Alto groups.

A Centre of Excellence is characterised as a site with certain key capabilities and these will now be strengthened even further to maximise efficiency and effectiveness.

'Through joint efforts to meet the new targets in the food and feed arena and to leverage capabilities in the industrial biotechnology, we're committed to accelerating product development to deliver new innovative products to the marketplace and take our place as the leader in this industry,' says Leif Kjærgaard, Senior Vice President, Innovation and Technology.

The Centre of Excellence approach, focusing on our food and feed discovery capabilities in Copenhagen and Brabrand and our industrial enzymes capabilities in Leiden and Palo Alto, necessitates elimination of positions at the R&D locations as well as a refocusing of efforts.

For further information, please contact:

Leif Kjærgaard, Senior Vice President, Innovation & Technology,
tel.: + 45 3266 2000
Carl Johan Corneliussen, Media Relations Manager,
tel.: + 45 3266 2926, mobile: +45 2615 2127

Read the press release in Danish in PDF format

Printed Friday, 16 September 2005 from
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14.

DANISCO

First you add knowledge...

8 September 2005 - 13:00

Continued prospect of sugar production slightly above the EU quotas in 2005

Danisco's second sugar beet harvest forecast is now available.

The favourable weather conditions have provided good growth conditions for sugar beet in Danisco's production countries since the first field samples. Danisco therefore still expects the sugar production in 2005 to be slightly above the EU quotas.

The second field samples collected on 5 September 2005 in Denmark, Sweden, Germany, Finland and Lithuania were as follows:

Country	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	60,7	(60,1)	17,0	(16,1)	10,30	(9,69)
Sweden	54,7	(51,6)	17,0	(16,3)	9,32	(8,45)
Germany	56,2	(61,6)	17,2	(16,1)	9,69	(9,95)
Finland	41,2	(36,4)	15,1	(15,0)	6,24	(5,50)
Lithuania	50,6	(42,6)	16,4	(14,9)	8,31	(6,32)

The average of the last five years is shown in brackets.

In all five countries, the first half of the growth period was characterised by a dry and cool spring followed by a rainy period while the past few weeks have been sunny and warm. Consequently, the sugar beets have developed well and hold good potential for growth.

'All in all, the growth conditions for sugar beet have been good in all our production countries since the first field samples were collected in mid-August. In particular, the many hours of sunshine in the latter part of the period have resulted in a strong increase in the sugar content of the beets. The second field samples therefore confirm the potential for a sugar production above Danisco's total EU quota of 1,142,000 tonnes, provided normal weather conditions in the remainder of the growth period,' says Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar.

'We've nearly concluded the intensive preparations ahead of the campaign and we're ready to receive the close to 9 million tonnes of beet that are usually processed at our ten sugar factories and look forward to kicking off the 2005 campaign later this month.'

For further information, please contact:

Thomas B. Olsen, Vice-President - Danisco Sugar, tel.+ 45 32 66 25 85
Dorthe Lindgreen, Communications Manager - Danisco Sugar: tel.+ 45 32 66 25 88

Table 1
Results of the second field samples collected on 5 September 2005 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per	Planned start of campaign

			ha	
Nakskov, DK	62,4	17,3	10,78	29.09.2005
Nykøbing, DK	57,5	17,2	9,92	30.09.2005
Assens, DK	61,7	16,3	10,08	4.10.2005
Köpingebro, SE	51,9	16,7	8,68	15.09.2005
Örtofta, SE	56,5	17,2	9,73	15.09.2005
Anklam, DE	56,2	17,2	9,69	21.09.2005
Salo, FI	40,6	15,2	6,21	22.09.2005
Säkylä, FI	41,8	14,9	6,26	22.09.2005
Kedainiai, LT	55,9	16,2	9,07	15.09.2005
Panevezys, LT	46,2	16,6	7,65	15.09.2005

Table 2
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2002(tonnes sugar)	Production 2003 (tonnes sugar)	Production 2004 (tonnes sugar)	Sugar quota (tonnes sugar)
Denmark	516.000	492.000	472.000	421.000
Sweden	432.000	416.000	372.000	368.000
Finland	163.000	136.000	148.000	146.000
Germancy	145.000	148.000	147.000	125.000
Lithuania	107.000	102.000	104.000	82.000
Total	1.363.000	1.294.000	1.242.000	1.142.000

View this release in Danish in PDF format

Printed Friday, 16 September 2005 from
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151

DANISCO

First you add knowledge...

13 September 2005 - 11:00

Danisco again included in the Dow Jones Sustainability Indexes

For the fourth year in a row, Danisco has been selected for the Dow Jones Sustainability Indexes.

The indexes track the leading companies in the sustainability field, and assess companies' financial, social and environmental policies and performance.

'In the assessment process our performance was benchmarked against the other 55 food companies on the Dow Jones World Indexes (opens in a new window). Out of the 55, only five were chosen to be on the Dow Jones Sustainability Indexes for the food industry', says Søren Vogelsang, Vice President, Sustainable Development. 'Our performance shows investors that we effectively manage the issues that affect our bottom line.'

Danisco scored particularly well in the areas of risk and crisis management, investor relations, environmental reporting, management of genetically modified organisms, and occupational health and safety.

The 2004 Sustainable Development report has recently been published giving a comprehensive overview of Danisco's social and environmental performance. The report is available in both English and Danish.

For further information, see the sustainability section on danisco.com

or contact:

Søren Vogelsang, Vice President, Sustainable Development, tel.: +45 3266 2270
Daniel King, Reporting Manager, Sustainable Development, tel.: +45 3266 2031

Printed Friday, 16 September 2005 from
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16.

DANISCO

First you add knowledge...

19 September 2005 - 10:00

Danisco breaks ground on new manufacturing facility in China

Danisco's wholly owned subsidiary, Genencor International, Inc., broke ground today on a state-of-the-art manufacturing facility in the Wuxi New High-Tech Industrial Park in China.

The facility, scheduled to be operational in late 2006, will serve as the production, technical, applications and service hub for the Danisco Genencor Division in China and the Asia Pacific region.

Approximately 200 people attended a groundbreaking ceremony at the site, including Danisco Genencor officials, key customers, suppliers and Chinese dignitaries. H.R.H. the Prince Consort of Denmark, the Danish Ambassador to China and the Danish Consular General to Shanghai also attended the event.

'China is a key growth area for the industrial enzyme market and by establishing this new facility, we reinforce our commitment to continue to invest resources to support the growing customer base in this region,' said Robert Mayer, CEO of Genencor. 'With the expansion of our global production capacity and capability in China, customers will continue to receive high quality and cutting-edge technologies, products and services from Danisco Genencor.'

The new 20,000 square meter facility is part of the company's overall plan to meet regional customer demand and to expand into the rapidly growing Asian market. The site will feature significant fermentation capacity to produce a wide range of enzyme products for the Danisco Genencor Division's portfolio. For instance enzymes to produce wrinkle free textiles and jeans which look stone washed.

'We looked at many sites and decided to locate in the Wuxi New High-Tech Park, a Chinese national-level development area, which offers many advantages as it is strategically positioned and has excellent infrastructure,' said Carole Cobb, Senior Vice President, Global Supply for Genencor. 'The site also offers the opportunity to retain our current trained workforce and enhance the skill base when needed from the abundance of qualified personnel from the many surrounding universities.'

For further information, please contact:

Danisco: Carl Johan Corneliussen, Media Relations Manager
Tel.: +45 32 66 29 26
Genencor: Pearlene Pang, Marketing Communications Manager
Tel.: +65 6838 7420

View this release in Danish in PDF format

Printed Tuesday, 20 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/pressrelease_332_en.htm

EXECUTIVE BOARD


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel.: + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 28/2005

Announcement of results for Q1 2005/06
1 May – 31 July 2005
(Unaudited)

19 September 2005

6% organic growth in Ingredients

The ingredients business is winning market shares and Europe showed rising growth rates. Sugar was impacted by the large amount of excess sugar still available on the European market. Higher energy prices have led to a slight adjustment of earnings expectations for Sugar. Otherwise outlook is maintained.

- **Revenue grew 23% to DKK 5,162 million (DKK 4,206 million)**
  Genencor represented around DKK 600 million of the DKK 956 million increase while Sugar contributed DKK 113 million as expected.

- **EBITDA before special items rose 10% to DKK 872 million (DKK 792 million)**
  Genencor represented around DKK 100 million of the DKK 80 million increase with Sugar down by DKK 40 million as expected.

- **EBIT before special items and share-based payments rose 7% to DKK 613 million (DKK 575 million)**
  Genencor represented around DKK 35 million of the DKK 38 million increase with Sugar down by DKK 37 million.

- **Diluted earnings per share at DKK 5.42 (DKK 7.87)**

- **Integration of Genencor progressing as planned**

Outlook for 2005/06 maintained

- Revenue is expected in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).
- EBITDA before special items and share-based payments is expected in the range of DKK 3,600-3,800 million (DKK 3,168 million).
- EBIT before special items and share-based payments is expected in the range of DKK 2,300-2,500 million (DKK 2,204 million). Special items are forecast to impact earnings adversely by about DKK 300-350 million.
- Profit for the year before share-based payments expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,206	**5,162**	4,206	**5,162**
EBITDA before special items		792	**872**	792	**872**
Operating profit before special items (EBIT)		554	**558**	554	**558**
Special items		25	**(67)**	25	**(67)**
Operating profit		579	**491**	579	**491**
Financials, net		(33)	**(111)**	(33)	**(111)**
Profit before tax		546	**380**	546	**380**
Profit from continuing operations		398	**294**	398	**294**
Profit from discontinued operations		-	**(26)**	-	**(26)**
Profit		398	**268**	398	**268**
Profit attributable to equity holders of the parent		392	**268**	392	**268**
Operating profit before special items (EBIT)					
Ingredients		389	**455**	389	**455**
Sugar		235	**198**	235	**198**
Share-based payments		(21)	**(55)**	(21)	**(55)**
Unallocated, other		(49)	**(40)**	(49)	**(40)**
Total		554	**558**	554	**558**
Cash flows in DKK million					
Cash flow from operating activities		974	**1,265**	974	**1,265**
Cash flow from investing activities		(2,394)	**(433)**	(2,394)	**(433)**
Cash flow from financing activities		1,495	**(1,201)**	1,495	**(1,201)**
Total cash flow		75	**(369)**	75	**(369)**
Financial ratios *					
Diluted average number of shares	'000	49,841	**49,417**	49,841	**49,417**
Diluted earnings per share (DEPS)	DKK	7.87	**5.42**	7.87	**5.42**
Diluted earnings per share before special items and discontinued operations	DKK	7.51	**6.33**	7.51	**6.33**
Diluted cash flow per share	DKK	19.54	**25.60**	19.54	**25.60**
Diluted number of shares at period-end	'000			49,845	**49,408**
Diluted book value per share (BVPS)	DKK			240	**255**
Market price per share	DKK			312	**406**

	31 July 2004	30 April 2005	**31 July 2005**
Balance sheet in DKK million			
Assets	27,159	32,831	**31,978**
Equity attributable to equity holders of the parent	11,964	12,084	**12,616**
Equity	12,257	12,417	**12,954**
Interest-bearing debt, net	9,715	13,847	**13,299**
Invested capital	21,203	27,540	**27,366**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Ingredients

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Revenue						
- Texturant products	1,084	**1,236**	1,084	**1,236**	14	14
- Speciality products	986	**1,691**	986	**1,691**	72	72
- Sweeteners	410	**426**	410	**426**	4	4
Group eliminations	2	**1**	2	**1**	.	.
Total	2,482	**3,354**	2,482	**3,354**	35	35
EBITDA	520	**666**	520	**666**	28	28
EBITDA margin	21.0	**19.9**	21.0	**19.9**	(5)	(5)
EBIT	389	**455**	389	**455**	17	17
EBIT margin	15.7	**13.6**	15.7	**13.6**	(13)	(13)

- **6% organic growth resulted in increased market share**
- **Rising growth rates in Europe**
- **Genencor integration progressing as expected**

Our growth performance was satisfactory with efficient utilisation of the productive capacity. Market growth is estimated to be 2-4%. Speciality products performed as expected.

Genencor added around DKK 600 million to revenue

Revenue grew 35% to DKK 3,354 million (DKK 2,482 million). Currency movements had a positive revenue impact of 1%. Currency-adjusted growth therefore came to 34%, chiefly reflecting the acquisition of Genencor, which boosted revenue by about DKK 600 million or 24%, and the acquisition of Rhodia Food Ingredients adding DKK 100 million to revenue.

Genencor raised EBIT by around DKK 35 million

EBIT was DKK 455 million (DKK 389 million) of which Genencor added around DKK 35 million.

The operating margin for Ingredients reached a total of 13.6% (15.7%), made up of 15.3% in the original Ingredients segment and 5.7% in Genencor, where the integration process is still at an early stage. The margin in Ingredients has been achieved against continued low earnings in the Flavour division. Without Genencor, the operating margin exceeded the long-term target of 15%.

Logistics efficiencies

Starting with the Grindsted plant, we have taken steps to further rationalise the logistics activities mainly in Europe, where a number of new logistics systems have been taken over through the various acquisitions made over the last years.

Product areas

Texturant products

8% volume growth

The business area for emulsifiers, stabilisers and functional systems recorded organic growth of 10%, including an 8% increase in sales volumes. This progress reflects a positive market climate generally as well as excellent sales efforts, leading to increased market shares. Raw material prices have been steady with the exception of a couple of specialty areas where it was possible to pass on the increases to the market. The market in Asia performed strongly, and we intend to step up our R&D effort there by expanding our activities in Singapore. At the time of writing the rising energy prices have not affected results, but if prices remain at the currently high level we expect an unfavourable impact on the operating margin.

Introduction of GRINDSTED®SOFT-N-SAFE progressing as expected

The introduction of GRINDSTED®SOFT-N-SAFE is progressing as planned, and the product is currently being tested by several customers. Our estimate is still that 1% of the market for phthalates equals revenue of some DKK 500 million, which means a possibility of generating revenue of DKK hundreds of millions in the not too distant future.

Speciality products

Speciality products, comprising flavours, cultures, enzymes etc., recorded strong currency-adjusted growth of 72%, primarily due to the Genencor acquisition. Organic growth was 3%.

Growth of cultures continued

The performance of cultures was positive, especially within products for the dairy industry. The integration process is progressing as planned, and synergies worth DKK 150 million are expected to be realised within a three-year period.

Integration of Genencor progressing as planned

Cost synergies represent larger share

The integration of Genencor is going ahead as planned. Genencor contributed revenue of around DKK 600 million and earnings (EBIT) of around DKK 35 million, corresponding to an operating margin of 5.7%. The margin in Genencor was affected by rising product costs, and at the same time the integration process is still at an early stage. This has not given rise to a change of our previous EBIT expectation of around DKK 200 million. Organic growth in Genencor is estimated at 6% compared with the same period last year. Synergies of DKK 200 million are being realised as planned, but are now expected to consist of cost reductions to a greater extent than previously assumed.

Restructuring continues in Flavours

The revenue trend in Flavours was stabilised at a lower level compared with last year. Market conditions were still difficult, in particular price movements of vanilla beans, which has meant that organic growth and the operating margin were under pressure. Cost efficiencies are still going on to adjust the organisation to the sharpened market situation.

Sweeteners

Satisfactory sales perfomance for xylitol

Sweeteners recorded organic growth of 4%, with xylitol sales as the main driver. This was attributable to effective sales efforts and to our customers making a larger number of product introductions with xylitol thereby growing the market share. Sales volumes were unchanged compared with the same period last year, as sales of Litesse® have gone down.

China

In November 2004 we invested in a joint venture in China in order to strengthen our cost structure. The production facility under this joint venture has now been completed and will be part of our Chinese infrastructure going forward, enabling us to offer our customers competitive products for the global food industry.

Geographic markets

Europe

Positive growth in Europe

At 3% organic growth, the market in Europe is showing positive signs. Texturants recorded sound growth, driven in part by relatively favourable weather and solid demand for products for the bread and dairy industries. Generating 21% organic growth, Russia was one of the countries where we grew most strongly.

North America

Good progress for texturants and cultures

Organic growth was 6%, mainly driven by increased sales to the baking industry where in particular sales of enzymes grew. Rising sales of xylitol in North America did not compensate for the lack of new product launches within low-carb and resulted in falling sales of sweeteners compared with Q1 of last year.

Latin America

Organic growth was 5%. Sales of products to the bread and dairy industries progressed well. The economic situation in the region was developing favourably, and local currencies continued their rise against the euro.

Asia Pacific

20% organic growth in China

Nearly all business areas in Asia Pacific performed well, with culture sales in particular growing satisfactorily just as sweeteners recorded solid growth. Organic growth reached 13%, including 20% organic growth in China. Our business platform in this area also realised sales synergies in cultures. In addition to the xylitol production referred to above, we have established production of xanthan in a joint venture with a local Chinese partner.

Sugar

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	% YTD
Revenue	1,762	**1,875**	1,762	**1,875**	6	6
EBITDA	338	**298**	338	**298**	(12)	(12)
EBITDA margin	19.2	**15.9**	19.2	**15.9**	(17)	(17)
EBIT	235	**198**	235	**198**	(16)	(16)
EBIT margin	13.3	**10.6**	13.3	**10.6**	(20)	(20)

- **Sugar sold for intervention in the EU**
- **Margin under pressure due to European excess production**
- **Higher energy prices**

The European market is characterised by excess production of sugar and growing competition. Sugar was sold at intervention prices, and at the same time prices for export licenses have remained at a high level.

Rising volumes

Revenue from sugar sales etc. rose 6% to DKK 1,875 million (DKK 1,762 million) in Q1 2005/06, mainly due to the considerable impact of sales of raw sugar for intervention. Our home markets were subject to growing competition, and the ongoing obesity debate had a restraining effect on demand. Sugar has been exported at lower prices on account of the price for export licenses.

Margin squeezed by growing competition and excess production

EBIT of DKK 198 million (DKK 235 million) reduced the margin to 10.6% (13.3%). This was a result of growing competition, continued high prices for export licenses, excess production and sales of sugar for intervention.

High energy prices to impact margin

The high energy prices will affect the margin adversely at this point, as the purchase of energy supplies for this year's campaign has been concluded at much higher prices than expected. This will have a negative impact in the financial year 2005/06 of around DKK 50 million.

Group

Innovation
The integration of the innovation activities in Genencor and Danisco is progressing and has already shown the first results in the form of increased speed of the development of new enzymes. The use of the food application and enzyme discovery skills from Danisco combined with the protein engineering and production skills at Genencor has increased the efficiency of the product development activities.

The development of more competitive strains and a better quality of culture strains for the dairy industry have proved successful.

The plant at our Grindsted site for encapsulation of active ingredients has proved to work efficiently and will now be used for further product developments where controlled release of active ingredients is important.

Danisco Venture
For the German portfolio company Profos, which develops tools for diagnostics in the food safety area, EUR 5 million has been raised with Finnish and German investors as well as Danisco Venture for further development of the company.

The American portfolio company Wellgen, active in the area of nutrigenomics, has also raised more capital for the continued development of the company.

Sustainability
For the fourth year in a row, Danisco has been chosen for inclusion in the Dow Jones World Sustainability World Indexes (DJSI World). The indices track the leading companies in the sustainability field, and assess the companies' financial, social and environmental policies and performance. Danisco was benchmarked against 55 companies on the Dow Jones World Indexes in the food industry, and out of this group five were selected as being the top performers in the sustainability area. Investors use the DJSI to assess how companies create opportunities and manage risks deriving from economic, environmental and social developments.

Danisco has also recently published its comprehensive 2004 Sustainable Development report focusing on environmental and social issues, as well as stakeholder concerns. In addition, the Green Accounts for Danish production sites, highlighting environmental performance, compliance and environmental management review, are now available.

Special items
Special items totalled a DKK 67 million expense against an income of DKK 25 million in Q1 of last year. Ingredients recorded DKK 127 million in expenses, primarily relating to the integration of Genencor. Costs relating to Health Care are recognised under discontinued operations. Provisions of DKK 60 million were reversed relating to sale of business.

Cash flow

Cash flow from operating activities higher

Cash flows from operating activities of DKK 1,265 million (DKK 974 million) were positively affected by reduction of inventories and receivables in Sugar. Cash flows from investing activities and financing activities are both quite different from last year, the change being due to the acquisition of Rhodia Food Ingredients last year.

Financials

Financial expenses in Q1 were higher than last year primarily due to the acquisition of Genencor, full effect of the acquisition of Rhodia and higher US interest rates. Following the new status of Genencor, income from investments in associates was DKK 0 million (DKK 36 million). In Q1 Danisco entered into interest rate swaps of an aggregate amount of USD 600 million with Danisco as fixed-rate payer and floating-rate receiver. Approximately 30% of Danisco's debt - including interest rate swap contracts - is based on fixed interest rates. In Q1, net interest-bearing debt fell by DKK 548 million to DKK 13,299 million (DKK 13,847 million). Equity increased by DKK 537 million to DKK 12,954 million (DKK 12,417 million).

Writedown of share capital

Cancellation of 1.58% of the share capital

The Annual General Meeting held on 25 August 2005 resolved to write down the share capital by 786,750 shares (nominal value of DKK 15,735,000), corresponding to 1.58% of the share capital. Danisco's share capital will subsequently comprise 48,901,802 shares (nominal value of DKK 978,036,040).

Share-based payments

A warrant programme was established in 2002/03. The programme was offered to all employees who had been employed for not less than one year at the time of the programme, with the exception of employees included in Danisco's share option programmes. More than 6,000 employees participate in the programme, and the subscription price is DKK 299, which was fixed as the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005. The cost of this programme is expected to be DKK 115 million, which has been provided on a current basis.

The total number of share options and warrants in Danisco's share-based payments programmes were 2,224,913, equalling 4.6% of the share capital, with the warrant programme representing 2.2%.

Outlook for 2005/06

Acquisition of Genencor
We maintain our expectation that Genencor will contribute DKK 2.4 billion to Danisco's revenue in 2005/06 and around DKK 500 million to Danisco's EBITDA. EBIT is expected to be around DKK 200 million, which includes approximately DKK 75 million as amortisation of the part of the purchase amount that is currently estimated to relate to patents. The Health Care activities are being closed down and will therefore be recognised under discontinued operations.

In the course of the next three years we expect to realise sales and costs synergies of up to DKK 200 million, which will mainly be obtained in the last part of the three-year period on account of major investments in developing the company's product portfolio already in 2005/06.

Assumptions
Outlook for 2005/06 is based on a DKK/USD exchange rate of DKK 6.17 against previously DKK 5.87, with the average rate in Q1 2005/06 being DKK 6.06. The average DKK/USD exchange rate for the full 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06, which is slightly over the level in 2004/05.

Revenue
Revenue is maintained in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Ingredients revenue is maintained in the range of DKK 12.5-13.5 billion (DKK 9.9 billion). Revenue in Sugar is maintained in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is maintained in the range of DKK 3,600-3,800 million (DKK 3,168 million).

For Ingredients, EBITDA is maintained in the range of DKK 2,500-2,600 million (DKK 1,879 million). EBITDA in Sugar is now expected in the range of DKK 1,250-1,300 million against previously DKK 1,250-1,350 million (DKK 1,463 million). The expected earnings decline in Sugar is due to considerable price increases for export licenses as well as rising energy prices.

EBIT before special items and share-based payments
Consolidated earnings (EBIT) are maintained in the range of DKK 2,300-2,500 million (DKK 2,204 million).

For Ingredients, earnings (EBIT) are maintained in the range of DKK 1,650-1,750 million (DKK 1,365 million). Earnings (EBIT) in Sugar are expected in the range of DKK 850-900 million against earlier DKK 850-950 million (DKK 1,035 million).

Special items
Special items net are expected in the range of DKK 300-350 million, chiefly relating to the integration and restructuring of Genencor, with the major part being incurred in the first six months of the financial year, broken down as follows: Genencor around DKK 300 million, Flavours around DKK 30 million, Rhodia Food Ingredients around DKK 55 million and reversal of DKK 60 million provision concerning sale of business. The closing down of Health Care will be recognised under discontinued operations.

Profit for the year
Profit before expense of share-based payments but after deduction of special items of up to DKK 200 million net of tax is expected in the range of DKK 1,200-1,300 million (DKK 1,335 million).

USD sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies causes a change in full-year revenue of around DKK 800 million and earnings (EBIT) of around DKK 130 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting

Information meeting today at 3 pm

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website.

Financial calendar

17 November	2005	IR quiet period for H1
15 December	2005	H1 results (May-Oct.)
17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May-Jan.)
30 April	2006	Financial year ends
20 May	2006	IR quiet period for 2005/06
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period for Q1
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period for H1
14 December	2006	H1 results (May-Oct.)

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approx. 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May – 31 July 2005 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2005

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT Q1 1 May 2005 - 31 July 2005

(Unaudited)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Continuing operations				
Revenue	4,206	**5,162**	4,206	**5,162**
Cost of sales	(2,823)	**(3,415)**	(2,823)	**(3,415)**
Gross profit	1,383	**1,747**	1,383	**1,747**
Research and development costs	(118)	**(218)**	(118)	**(218)**
Distribution and sales costs	(476)	**(619)**	(476)	**(619)**
Administrative expenses	(220)	**(309)**	(220)	**(309)**
Other operating income	16	**19**	16	**19**
Other operating expenses	(10)	**(7)**	(10)	**(7)**
Share-based payments	(21)	**(55)**	(21)	**(55)**
Operating profit before special items (EBIT)	554	**558**	554	**558**
Special items	25	**(67)**	25	**(67)**
Operating profit	579	**491**	579	**491**
Results of investments in associates	36	**-**	36	**-**
Other financial expenses, net	(69)	**(111)**	(69)	**(111)**
Profit before tax	546	**380**	546	**380**
Tax on profit	(148)	**(86)**	(148)	**(86)**
Profit from continuing operations	398	**294**	398	**294**
Discontinued operations				
Profit from discontinued operations	-	**(26)**	-	**(26)**
Profit	398	**268**	398	**268**
Distribution of profit:				
Profit attributable to minority interests	6	**-**	6	**-**
Profit attributable to equity holders of the parent	392	**268**	392	**268**
Total	398	**268**	398	**268**
Basic earnings per share (EPS) DKK	7.90	**5.47**	7.90	**5.47**
Basic earnings per share from continuing operations (EPS) DKK	7.90	**6.01**	7.90	**6.01**
Diluted earnings per share (DEPS) DKK	7.87	**5.42**	7.87	**5.42**
Diluted earnings per share before special items and discontinued operations DKK	7.51	**6.33**	7.51	**6.33**

CASH FLOW STATEMENT Q1 1 May 2005 - 31 July 2005

(Unaudited)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	398	**268**	398	**268**
Depreciation	238	**314**	238	**314**
Change in working capital	386	**736**	386	**736**
Other adjustments	(48)	**(53)**	(48)	**(53)**
Cash flow from operating activities	974	**1,265**	974	**1,265**
Cash flow from investing activities	(2,394)	**(433)**	(2,394)	**(433)**
Cash flow from financing activities	1,495	**(1,201)**	1,495	**(1,201)**
Decrease/increase in cash and cash equivalents	75	**(369)**	75	**(369)**
Cash and cash equivalents at the beginning of the period	304	**729**	304	**729**
Exchange adjustment of cash and cash equivalents	(1)	**47**	(1)	**47**
Cash and cash equivalents at the end of the period	378	**407**	378	**407**

BALANCE SHEET

(Unaudited)

DKK million	31 July 2004	30 April 2005	**31 July 2005**
Assets			
Intangible assets	7,927	11,611	**12,002**
Property, plant and equipment	8,322	9,444	**9,572**
Investments	2,582	634	**663**
Fixed assets total	18,831	21,689	**22,237**
Inventories	4,645	6,081	**5,175**
Receivables	3,305	4,332	**4,159**
Cash and cash equivalents	378	729	**407**
Current assets total	8,328	11,142	**9,741**
Assets total	27,159	32,831	**31,978**
Equity and liabilities			
Share capital	1,021	994	**994**
Other reserves	10,943	11,090	**11,622**
Equity attributable to equity holders of the parent	11,964	12,084	**12,616**
Minority interests	293	333	**338**
Equity total	12,257	12,417	**12,954**
Provisions	2,090	2,039	**1,981**
Long-term debt	5,003	6,230	**5,660**
Short-term debt	7,809	12,145	**11,383**
Debt total	12,812	18,375	**17,043**
Equity and liabilities total	27,159	32,831	**31,978**

Changes in equity

DKK million		
Balance at the beginning of the period	11,900	**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(30)	**231**
Other movements in equity	(12)	**38**
Net income recognised directly in equity	(42)	**269**
Profit	398	**268**
Total recognised income and expense	356	**537**
Sale of own shares	1	**-**
Balance at the end of the period	12,257	**12,954**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Purchase	-	-	0.00
Holding at 31 July 2005	**786,750**	**15,735**	**1.58**

*) Events after the balance sheet date: On 25 August 2005, the AGM adopted a reduction of the share capital by a nominal amount of DKK 15.7 million corresponding to 786,750 shares.

OTHER SEGMENT DETAILS 1 May 2005 - 31 July 2005

(Unaudited)

Revenue by business segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD
Ingredients	2,482	**3,354**	2,482	**3,354**	35	35
Sugar	1,762	**1,875**	1,762	**1,875**	6	6
Group eliminations	(38)	**(67)**	(38)	**(67)**	.	.
Total	4,206	**5,162**	4,206	**5,162**	23	23

Revenue by geographic segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	486	**460**	486	**460**	(5)	(5)	9	9
Other Nordic countries	1,021	**1,129**	1,021	**1,129**	11	11	22	22
Rest of Western Europe	925	**1,106**	925	**1,106**	20	20	22	22
Eastern Europe	334	**356**	334	**356**	7	7	7	7
North America	624	**939**	624	**939**	50	50	18	18
Latin America	198	**255**	198	**255**	29	29	5	5
Asia-Pacific	450	**636**	450	**636**	41	41	12	12
Rest of the world	168	**281**	168	**281**	67	67	5	5
Total	4,206	**5,162**	4,206	**5,162**	23	23	100	100

EBITDA before special items

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	520	**666**	520	**666**	28	28	19.9	19.9
Sugar	338	**298**	338	**298**	(12)	(12)	15.9	15.9
Share-based payments	(21)	**(55)**	(21)	**(55)**	.	.	.	.
Unallocated, other	(45)	**(37)**	(45)	**(37)**	.	.	.	.
Total	792	**872**	792	**872**	10	10	16.9	16.9

Operating profit before special items (EBIT)

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	389	**455**	389	**455**	17	17	13.6	13.6
Sugar	235	**198**	235	**198**	(16)	(16)	10.6	10.6
Share-based payments	(21)	**(55)**	(21)	**(55)**	.	.	.	.
Unallocated, other	(49)	**(40)**	(49)	**(40)**	.	.	.	.
Total	554	**558**	554	**558**	1	1	10.8	10.8

Special items by business segment

DKK million	Q1 2004/05	**Q1 2005/06**	YTD 2004/05	**YTD 2005/06**
Ingredients	(40)	**(127)**	(40)	**(127)**
Sugar	65	**-**	65	**-**
Unallocated, other	-	**60**	-	**60**
Total	25	**(67)**	25	**(67)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 July 2005
(Unaudited)

Q1 2005/06 compared to Q1 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	25	-	**25**	22	**3**	41
North America	52	-	**52**	46	**6**	28
Latin America	30	11	**19**	14	**5**	8
Asia-Pacific	37	1	**36**	23	**13**	18
Rest of the world	41	(1)	**42**	35	**7**	5
Total	35	1	**34**	28	**6**	100
Sales growth in product segment						
Texturant products	14	2	**12**	2	**10**	37
Speciality products	72	-	**72**	69	**3**	50
Sweeteners	4	-	**4**	-	**4**	13
Total	35	1	**34**	28	**6**	100

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	25	-	**25**	22	**3**	41
North America	52	-	**52**	46	**6**	28
Latin America	30	11	**19**	14	**5**	8
Asia-Pacific	37	1	**36**	23	**13**	18
Rest of the world	41	(1)	**42**	35	**7**	5
Total	35	1	**34**	28	**6**	100
Sales growth in product segment						
Texturant products	14	2	**12**	2	**10**	37
Speciality products	72	-	**72**	69	**3**	50
Sweeteners	4	-	**4**	-	**4**	13
Total	35	1	**34**	28	**6**	100


DANISCO
First you add knowledge...



Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Anders Knutsen
Reason:	Board Member
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	610
Market price:	DKK 249,490.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Anders Knutsen
Reason:	Board Member
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	610
Market price:	DKK 249,490.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Anders Knutsen
Reason:	Board Member
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	610
Market price:	DKK 249,490.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Anders Knutsen
Reason:	Board Member
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	610
Market price:	DKK 249,490.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	365
Market price:	DKK 149,285.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	365
Market price:	DKK 149,285.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	365
Market price:	DKK 149,285.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	365
Market price:	DKK 149,285.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:

20

DANISCO

First you add knowledge...

21 September 2005 - 09:00

Broiler breeder producers in Egypt confirm betaine's role in improving performance

The addition of a pure form of betaine, a naturally occurring plant extract, to broiler breeder diets is allowing producers in Egypt to reduce the adverse effects of heat stress and improve the economic performance of their breeder flocks

One such example is El-Shrouk Mansoura, a producer with approximately 200,000 broiler breeders producing around 31 million eggs per year and located in the El-Mansoura area 120km north east of Cairo. Data from the company show that including 500 grams of Betafin® (Danisco Animal Nutrition) per tonne of feed to cost effectively replace choline chloride has also helped to counteract the negative effects of heat stress. The product's osmolytic properties mean that El-Shrouk Mansoura has benefited from more consistent levels of egg production under conditions of heat stress, improved egg mass at the start of the production stage and more evenly sized eggs, resulting in increased hatchability.

The experiences of El-Shrouk Mansoura are confirmed by another producer, the El-Amal Company situated in the Domietta area approximately 170km north east of Cairo. El-Amal Company has around 100,000 broiler breeders producing around 15 million eggs per year and includes Betafin at 750 grams per tonne of feed to replace choline chloride. The company has also noticed increased egg weight in the run-up to peak production and more uniform egg weight, again resulting in increased hatchability. The company believes that the product has also helped to combat heat stress and benefited flock health.

As an osmolyte, which accumulates in the bird's cells where it attracts water, Betafin reduces the negative effects of dehydration on bird performance, allowing the bird to maintain its water balance in a more energy-efficient way and achieve greater production using less feed.

Betafin also acts as a methyl donor, which allows all added choline chloride and some methionine to be replaced in the feed formulation, providing feed manufacturers and producers with an opportunity to reduce feed costs whilst maintaining bird performance.

Studies conducted by Danisco Animal Nutrition in Egypt, Israel, Malaysia, Thailand and the United States clearly demonstrate that in conditions where heat stress is likely to adversely impact bird performance, supplementing diets with Betafin produces more consistent bird performance and improves feed conversion by up to 7%. Data from these trials also show that Betafin reduces performance losses associated with coccidiosis, which causes diarrhoea and dehydration, and helps to alleviate osmotic stress and improve gut integrity, which improves bird performance and results in cleaner eggs due to improved litter quality.

Birds become heat-stressed when they have difficulty in achieving the correct balance between body heat production and loss. When the environmental temperature exceeds 35°C, 6°C above normal body temperature, the bird is likely to experience heat stress that can ultimately result in death. Between 20 - 30°C feed intake is reduced by 1 - 1.5% for every 1°C rise in temperature and by 5% above 32°C. The bird's own mechanisms to combat heat stress consume large amounts of energy, reducing the energy available for production. Whilst the level of response will depend on the extent of the environmental challenge, Danisco Animal Nutrition says that where heat stress is likely to be a problem the use of Betafin should be considered an integral part of an overall preventative strategy alongside proven housing and management practices.

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way. Further details are available at www.danisco.com/animalnutrition

For further information, please contact:

Andrea Barletta, Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications.
Tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

21


First you add knowledge...

21 September 2005 - 09:00

Danisco speaker at functional food ingredients conference

According to the British Nutrition Foundation, functional foods can be described as foods "that contain ingredients that have health giving properties over and above their nutritional value".

With the focus on lifestyle, diet and health in modern-day life, functional food ingredients can not only make a significant contribution to a healthy diet, but also offer new product marketing opportunities to the food industry.

This is the theme at the conference "Functional Food Ingredients - Tools for improving health" on Thursday 6 and Friday 7 October 2005 at CCFRA, Chipping Campden, Gloucestershire in the UK. The conference will focus on functional food ingredients and the development of functional foods.

Danisco speaker
At 10.15 on 6 October in the session about ingredients to tackle cardiovascular disease and obesity, Dr Helen Mitchell, Director of Applications, Danisco Sweeteners will be speaking about "Multifunctional sugar alternatives for improved health".

Health and Nutrition
One of Danisco's focus areas is health & nutrition, facilitating an improvement in the quality and nutritional profile of a wide variety of processed foods. A detailed understanding of both the technological and physiological functionality of our ingredients is the sine qua non of this. We offer food processors the opportunity to develop foods with improved nutritional profiles, which can have a significant positive impact on disease risk reduction and offer manufacturers numerous and varied marketing opportunities.

More info
For more information about Danisco's offer on the health & nutrion area, see http://www.danisco.com/cms/connect/corporate/products%20and%20services/health%20and%20nutrition/health_and_nutrition_en.htm

For more information about Danisco Sweeteners' products, see http://www.danisco.com/sweeteners

For more information about the conference, see the brochure "Functional Food Ingredients - Tools for improving health" on http://www.campden.co.uk/training/conference.htm.

Send us an e-mail or find your nearest sales office

Printed Friday, 23 September 2005 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2005/september/businessupdate_33_en.htm

22


DANISCO

First you add knowledge...

Dansk

IR policy

Danisco is committed to reducing the company-specific risk by maintaining a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

Through open communication, we seek to ensure that the valuation of the Danisco share always reflects the company's situation and expectations.

Danisco's IR department is responsible for maintaining contact with investors and analysts through regular meetings in Denmark and abroad. During the year ended, we held around 250 meetings in 14 countries, attended by close to 550 investors and analysts.

IR quiet periods

There are certain periods during the financial year when, under the Copenhagen Stock Exchange rules, Danisco is prohibited from holding investor meetings. These are shown in the table below:

22 August	2005	IR quiet period for Q1
25 August	2005	Annual General Meeting
19 September	2005	Q1 results (May-July)
24 November	2005	IR quiet period for H1
15 December	2005	H1 results (May - October)
17 February	2006	IR quiet period for 9M
20 March	2006	9M results (May - January)
30 April	2006	Financial year-end
20 May	2006	IR quiet period for 2005/06
20 June	2006	full-year results 2005/06
24 August	2006	Annual General Meeting

Printed Tuesday, 20 September 2005 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+services/ir+policy/ir_policy_en.htm

23



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▼ CALENDAR

› Archive

Calendar

SPACE 2005
Date: 13 - 16 September 2005
Location: Parc-Expo, Rennes, France

WPSA UK Branch 28th Poultry Science Symposium
Date: 15 - 17 September 2005
Location: Bristol, UK

Q1 2005/06
Date: 19 September 2005
Location: Copenhagen, Denmark

26th Western Nutrition Conference
Date: 21 - 23 September 2005
Location: Calgary, Alberta, Canada

WPSA 15th European Symposium on Poultry Nutrition
Date: 25-29 September, 2005
Location: Balatonfüred, Hungary

FI Asia 2005
Date: 27-29 September 2005
Location: Kuala Lumpur, Malaysia

Corporate Responsibility in Food and Agribusiness
Date: 29 - 30 September 2005
Location: Café Royal, London, UK

SICEF
Date: 29-30 September 2005
Location: Copenhagen, Denmark

Worldwide Food Expo
Date: 26-29 October 2005
Location: Chicago, Illinois, USA

FI-Europe
Date: 29 November - 1 December
Location: Paris, France

H1 2005/06
Date: 15 December 2005
Location: Copenhagen, Denmark

DSE Fair
Date: March 2006
Location: Lyngby, Denmark

Career Days
Date: March 2006
Location: Copenhagen, Denmark
Århus, Denmark

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24


DANISCO
First you add knowledge...
Media
Relations



Sugar addiction?

The Danish tabloid BT is currently focusing on the so-called sugar addiction.

BT's articles are not based on facts but on claims, Anne Mette Nielsen, Nutrition Communications Manager, Danisco Sugar, says.

Anne Mette Nielsen: 'We contacted BT when they advertised for sugar addicts for a series of articles about sugar to inform them that the concept 'sugar addiction' has been a controversial issue among scientists in Denmark and Sweden.

Sugar addiction is a myth

The Swedish Nutrition Foundation has concluded that no scientific investigation of sugar addiction in humans has yet been made. In a report on sugar, the Danish Nutrition Council concludes that the addition of sugar or carbohydrates does not have an impact on psychological symptoms and that there is no relationship between sugar intake, behavioural pattern and power of concentration in children who otherwise get a nutritionally balanced diet. These conclusions are confirmed by a WHO report.
'We're surprised that BT does not refer to official factual knowledge about the subject but exclusively bases its articles on claims that are not backed by scientific evidence.

Dangerous one-sided focus

'BT states that sugar addiction claims may remove focus on real health problems, just as obesity is caused by a variety of factors. On several occasions, we have called attention to the fact that the one-sided focus on sugar leads to an unbalanced nutrition debate'.

Danisco supports official nutrition recommendations

Danisco supports the official nutrition recommendation that the daily intake of sugar should not exceed 10% of the energy received from food and beverages. Read more about Danisco's views on nutrition.

The concept 'sugar addiction' is rejected by scientists, including Danish scientists.

There is no scientific evidence for using the word 'addiction' in connection with sugar.

Danisco Sugar informs the media on an ongoing basis about scientific evidence of the relationship between sugar and nutrition.

Danisco Sugar believes that sugar can form part of a varied diet in agreement with the Nordic nutrition recommendations, that is, no more than 10% of the daily energy intake.

In Danisco Sugar's opinion, a large daily consumption of sugar - significantly above the Nordic nutrition recommendations - is not expedient.

25.


DANISCO
First you add knowledge...
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The Bunkeflo project – helping children to a healthy lifestyle

The problems with unhealthy eating habits and overweight among children and adolescents have increased sharply in the past few years. Wishing to support the promotion of a healthy lifestyle, Danisco Sugar is very pleased to act as co-sponsor of the Swedish Bunkeflo project aimed at teaching children and adolescents good exercise habits from an early age.



Conditions of overweight are often attributed to the food we eat. The individual's responsibility for own health and the lack of physical activity is less in focus. It is therefore good news that the new Nordic nutrition recommendations, in addition to dietary recommendations, focus on daily physical activity: at least 30 minutes for adults and 60 minutes for children a day in addition to the usual daily activity.

A holistic approach required

At Danisco Sugar, we – like many others, find it essential to that the overweight trend be viewed in a wide perspective. The debate on these issues should not just focus on what we eat and drink but also address the significance of physical activity.

'Children should be helped to healthier eating and exercise habits and we want to take part in this process. As we see it, information leaflets will not win the fight against overweight alone. More practical measures will be required and these should be taken jointly by the government authorities, parents, schools and local authorities. The design and aim of the Bunkeflo project tally nicely with our strategy of a holistic approach to these issues,' says Anne-Mette Nielsen, Nutrition Communication Manager at Danisco Sugar.

It's fun to be healthy

'We would like to adopt the basic idea of the Bunkeflo model: being healthy shouldn't be boring. With increased physical activity at school the children will have a fun experience, and not only will overweight be prevented, the children's skeleton will be strengthened and exercise will form a natural part of the children's lifestyle today and in the future,' says Anne-Mette Nielsen.

The initiator of the Bunkeflo project, Swedish Associate Professor in Orthopaedics Per Gärdsell says:
'At school we have a chance to influence the children's lifestyle at an early age and in this way improve public health. We cannot afford to sit on our hands

waiting for the symptoms of poor health to emerge; the key element of our method is to provide the children with instructions for life.'

The Bunkeflo Project in brief
The Bunkeflo Project was launched in the autumn of 1999 in Sweden as a joint project between schools, athletic associations and research institutions. Initially it was a local project but today it is a well-known welfare project that has spread all across Sweden, and collaboration with similar projects in the rest of Scandinavia has been arranged.

The project studies how children's bone mass is affected by physical activity. The children involved in the project started in first form in 1999/2000 and have had one hour of physical activity daily at school. Children with motor skill deficits have had one extra hour with special motor training per week. The children will be followed until they reach the ninth form and their bone mass will be measured every year.

The project also studies the significance of motor function for children's power of concentration and performance at school. Observations of motor function are made every year and pupils in the first to third form are followed for three years. The effect of increased physical activity and additional motor learning on pupils with motor deficiency and concentration problems as well as on their self-confidence is also studied.
The motor function project has resulted in a doctoral thesis by gymnastics instructor Ingegerd Ericsson, Malmö Högskola, Sweden, showing that the gross motor function is significantly improved through daily physical activity just as the children get better scores in national math and Swedish tests. Comparisons were made with children at the same school in Bunkeflostrand, Sweden who only had the ordinary physical education two lessons per week. For more information about the thesis please contact Ingegerd Ericsson at:
e-mail: Ingegerd.Ericsson@lsn.se or Ingegerd.Ericsson@lut.mah.se

More information about motor observations and research in motor skills can be found on www.mugi.se


hälsa kunskap
bunkeflomodellen

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Danisco Sustainability Report 2004

Meeting today's needs
without compromising the needs of tomorrow
is at the root of all our work
with sustainable development




DANISCO
First you add knowledge...


Genencor
Specialities
Sweeteners
Animal Nutrition
Sugar (inkl. Seed)

Danisco comprises ten divisions: Emulsifiers, Functional Systems, Textural Ingredients, Flavours, Cultures, Genencor, Specialities, Sweeteners, Animal Nutrition and Sugar. In addition, Danisco has a venture unit, Danisco Venture, which invests in start-up businesses that develop products, technologies and services in line with Danisco's strategic focus.

In 2004/2005, we reported net sales of DKK 17,835 million and invested DKK 557 million in internal innovation. 9,235 employees are located in more than 40 countries. *

* Following the acquisition of Genencor in April 2005, the number of employees has grown to approx. 10,000

Structure

Danisco comprises 10 divisions:

Emulsifiers | Functional Systems | Textural Ingredients | Flavours | Cultures

Organisation:



Business Development
Shared Functions
DANISCO
Corporate Staff
Staff Services
Emulsifiers
Functional Systems
Textural Ingredients
Flavours
Cultures
Genencor
Specialities
Sweeteners
Animal Nutrition
Sugar



We create value
We are innovative
We build competencies
We take responsibility
We believe in dialogue

Our sustainable development agenda is based on Danisco's five core values

Statement from the CEO

Our intention with this – our fourth – sustainability report is to illustrate how far we have come in our efforts to integrate sustainability both in our business model and in our everyday routines.

The foundation on which our sustainability policy rests is our company values, which we have successfully translated into a large number of practical initiatives. We have, however, not attained all our goals. This is because, since publishing the last report, we have acquired several new factories. Our recent purchase of Genencor has increased the number of factories even more. In addition, we have gained many new products and have expanded our organisation from eight to ten independent divisions.

We have been very successful with the integration of new products and new employees, although the challenges of absorbing so many new colleagues have been great, both for those we have acquired and for the existing organisation. During this process of organisational adjustment, it was unavoidable that we would have to say goodbye to some employees. This has been carried out in line with our standard approach to Danisco employees – ensuring that everyone is given a fair redundancy deal where most have been able to start new jobs immediately after leaving the company.

We continue to introduce management systems in our newly acquired factories, not merely for the sake of introducing a system, but because the systems give the advantage of improved control. In many cases, this advantage leads to simpler procedures and, usually, actual cost savings.

Our standards have always been high in relation to our work with food safety, and we fully agree with the political initiatives for improved consumer protection. Not only do we feel a particular responsibility as a supplier to the food industry, but we are also aware that, as individuals, we are part of the consumer group that buys our products.

For us, behaving as a responsible company comes naturally. In signing the UN Global Compact, we have committed ourselves to the ten principles, ranging from human and employee rights to environmental improvements and initiatives against corruption. Our report shows the progress we have made in these areas. This work will continue, and we hope to have further influence on the many links in our supply chain.

The future presents us with many challenges. We have to accept that manual jobs will, in many cases, be moved to countries where labour is cheaper. One of our challenges is the creation of meaningful workplaces for those affected by this migration. Another is that the new workplaces in low-income countries, where the cultures and traditions are often quite different, are established in accordance with our values. We need to consider whether to enter formal partnerships with local authorities, governments or independent interest groups. These questions are becoming particularly pressing now that the partnership agreements made at the World Summit on Sustainable Development held in Johannesburg in 2002 are to be taken into practice.

We recognise the need to reduce CO_2* emissions in agreement with our commitment to the UN Global Compact, and thereby the support of a precautionary approach to environmental challenges. In addition to the reductions already achieved in production, we will look at the CO_2 contribution from transportation.
In making sustainability an integral part of our business model, the challenge is to create an understanding of the principles behind our sustainable approach – both among our customers and among consumers. To this end, we have established networks with colleagues and customers in the food industry, networks we hope to expand and develop in the future.

I hope you will find our report of interest. More information is available on our website, and you are, of course, always welcome to contact us directly.

Best regards

Alf Duch-Pedersen,
Chief Executive Officer



* See glossary

Contents

* See glossary

1.0 Danisco in brief



Every day millions of people around the world eat food products that contain Danisco ingredients. Mainly produced from natural raw materials, our ingredients contribute, for instance, to improving the texture, extending the shelf life and facilitating the production of bread, ice cream, yogurt and many other products.

Our mission is to provide consumers with healthy, safe and tasty food products that take regional consumer preferences into account. In Japan, for example, tofu is an important part of the staple diet, while tortillas are an important food in Mexico. In the US, the last few years have seen the rise of foods with a low carbohydrate content. As a knowledge-based company that prioritises high-level innovation and research & development, Danisco has considerable experience in predicting food trends. We work closely with food producers around the world to develop efficient ingredient solutions for better food.

Growth and acquisitions

Danisco has strengthened and expanded its market position within the ingredients sector over the years, becoming increasingly global in the process. Our aim is to continue this development through organic growth and acquisitions in the ingredient and sweetener areas and, ultimately, become the leading supplier of ingredients to the global food industry.

Rhodia

Following our acquisition of French Rhodia's food ingredients business in 2004, we are well on the way to achieving this goal. The takeover was a perfect fit, turning Danisco overnight into a world leader in the production, sale and development of cultures. At the same time, it gave us access to new markets and new technologies that have considerably expanded our product portfolio. In food protection, we can now offer probably the most powerful product range and application knowledge within natural solutions for shelf-life extension and the prevention of *Listeria* and *Salmonella* infections.

Furthermore, our enzyme business has been reinforced with strong growth potential in the dairy segment. The acquisition has also made Danisco one of the world's leading xanthan producers and contributed to activities within locust bean gum, guar gum and functional systems.

Rhodia Food operated in the same regions as Danisco: Europe, North America, Latin America and Asia, and over 800 new employees have joined the Danisco organisation. In addition, a cultures division has been established with its head office in France.

Genencor

In April 2005, Danisco acquired the remaining shares in Genencor International Inc. where we previously had a shareholding of approximately

43%. Genencor is now a wholly-owned subsidiary and provides the basis for a new division for industrial enzymes and biotechnology.

This acquisition positions Danisco as a major player in a new profitable business area – industrial enzymes – and, furthermore, brings exciting technological developments within bio-ingredients for new industries such as personal care. Through these gains we will be able to serve the same customers in more ways, particularly large multinationals with household, personal care and food product portfolios.

Corporate governance

Danisco's management focuses strongly on shareholder relations and is highly committed to exercising good corporate governance. As required by Danish company law, the management is based on a two-tier system, comprising the Executive Board and the Board of Directors.

The Board of Directors is elected at the annual general meeting and is responsible for the overall management of Danisco, including the appointment and dismissal of Executive Board members. Apart from the employee representatives stipulated by Danish legislation, no member of the Board of Directors is employed by Danisco.

Company management based on the principles of good corporate governance ensures long-term value creation and the swift release of relevant information to shareholders and the stock market.

Sustainable development issues are included in the regular reporting process from the Executive Board to the Board of Directors. Environmental, social and ethical issues are discussed at the board meetings, which are held at least four times a year.


1dl
1/1
3/4
1/2
1/4

2.0 Danisco and sustainability

Organisation

Corporate sustainable development comprises the SHEQ (Safety, Health, Environment and Quality) group, a regulatory team, and a group responsible for stakeholder relations and the communication of sustainable issues. The senior vice president of human resources is responsible for the management of social issues. Our Sustainability Advisory Board, which advises the corporate sustainable development department and Danisco management, includes representatives from the divisions, sales regions, human resources, communications and corporate sustainable development. Various topics, such as the issues management/stakeholder engagement database, business conduct codes, and Danisco's performance in benchmarking indexes are discussed at the advisory board's meetings.


CEO
VP Head of Corporate SD
Sustainability Advisory Board
Regulatory affairs
Product safety
Environmental ethics
SHEQ
Stakeholder engagement
Social issues
Corporate HR*
Regulatory network
Production sites

* See glossary

Vision and strategy

Our vision is not only to be the leading supplier of ingredients to the global food industry. We also want to take the lead in the sustainability area.

At Danisco, we are aware of our role in the value chain, which in many cases extends from the producer of a natural raw material to the end consumer. A transparent and open dialogue with our stakeholders in this value chain is a vital part of our sustainable development strategy. We work closely with our suppliers and the local communities where we do business and are aware of the influence we have on local societies.

At the corporate level, we also focus on ensuring our high standards are met throughout the Danisco organisation. This is achieved by maintaining close contact with our sites around the globe. Continuous improvements are driven by: integrated management systems, value-added site audits, and the sharing of knowledge and best practice.

Values

Our work with sustainability is closely linked to the five company values:

- **We create value**
- **We are innovative**
- **We build competencies**
- **We take responsibility**
- **We believe in dialogue**

Using our global knowledge and expertise, we create value for our customers by supplying innovative products and services that closely match customer needs and requirements. At the same time, we want to act as a good citizen in social and environmental respects and ensure profitability for our shareholders by increasing the company's market value.



Our approach to sustainability

At Danisco we have developed a four-pillar approach to sustainability: SHEQ, product safety, environmental ethics and social issues & business integrity. Sustainability covers, for example, the systems we have in place to protect our employees and products; the responsible use of GMOs, the treatment of animals used in studies, and our interaction with various stakeholders.

Danisco's four-pillar approach to sustainability

	SHEQ	Product safety	Environmental ethics	Social issues and business integrity
Issues	Safety, health, environment and quality management, continuous improvement	Food safety assessments, HACCP, traceability, value chain management, security	Utilisation of modern biotechnology/ GMO traceability, animal trials	Employee rights, international society, compliance, business partners



Embedding sustainability

We employ various tools to ensure our policies are followed. In the environmental area, our production sites are required to provide corporate headquarters with data on, for example, expenses and investments, health and safety, energy and waste. This data is used by the sites for benchmarking purposes, and to initiate new projects at corporate level. As an aid to decision-making, a new database is to be implemented to enhance performance tracking.

The sites are subject to a corporate audit at least once every third year and have local SHEQ personnel who are responsible for complying with corporate policy. Knowledge sharing takes place through cross-divisional work groups working with CO_2 reduction, the implementation of EHS management systems and so on. In addition, newsletters, databases, conferences and other tools enable the corporate area and production sites to maintain a close working relationship.

Our human resource department is responsible for formulating our social policy. To help the sites carry out this policy, specific and general guidelines have been provided. A scorecard is sent to the sites requiring them to confirm that appropriate systems are in place for complying with the social policy. In addition, the corporate SHEQ team conducts site audits based on our social and environmental policies. SAP HR and the human resources network also facilitate the sharing of information and best practice within the HR area.

New employees from the Rhodia and Genencor acquisitions have received the Danisco Sustainability employee brochure, and will also complete the Danisco Challenge – an interactive e-learning course that includes sustainability issues. A three-part pamphlet series entitled "Sustainable Development in Danisco" has been sent to all Danisco employees with salary slips, and sustainable development presentations are held for factory employees. The sustainability section of the Danisco intranet portal provides employees with up-to-date information on developments in the sustainability area and information on our policies/guidelines and events.

Efforts have also been intensified to inform our sales representatives about sustainability issues of importance to customers (see page 40).

Scope of the report

This is the fourth Danisco sustainability report published to provide an overview of our performance and progress in the sustainability area. Previously, the collection of performance data followed the financial year (1 May-30 April). Starting with the 2004 report, it has been decided reporting will follow the calendar year. For benchmarking purposes we have provided data for the environment, health and safety (EHS) area for the 2003/2004 financial year, as well as data for the 2004 calendar year (1 January-31 December).

EHS data covers all production sites where Danisco owns more than a 50% stake. Sites acquired after July 2004 are not included in the data. Information regarding the newly acquired Genencor sites will be included in our next reporting period.

Reporting guidelines

Danisco refers to international standards and guidelines during the reporting process, including the AA1000 framework regarding stakeholder engagement and the Global Reporting Initiative (GRI) for other areas. Danisco is also a signatory of the UN Global Compact. Our progress in respect to the compact's 10 principles is described on page 44.

The assurance provider for this report is **csr**network. In this role, **csr**network has assured our data and management systems and made recommendations for further improvements. The AA1000 standard, which is designed to improve accountability and performance by learning through stakeholder engagement, provided the framework for this assurance process. The independent assurance statement of **csr**network appears on page 46.

Recommendations of the assurance providers

Below are the key recommendations of the assurance providers for our 2003 Sustainable Development Report and the initiatives that have been undertaken.



Key recommendations of **csr**network

Include coverage of Danisco's position and performance in relation to:

Social, environmental and economic impact of raw materials such as palm oil	See palm oil page 36
Obesity and dietary-induced diabetes	See page 41
EU testing programme for additives	Flavours division, see page 24
Subcontractor health and safety performance	Health & safety, see page 30

Future reports would be more complete if they were supported by systems that provide more information on:

GMOs & GMMs*: systems to gather information and report on stakeholder concerns	GMOs, see page 26
Animal testing: circumstances where mandatory testing is required by authorities	Animal studies, see page 26
Suppliers & consumers: steps Danisco is taking to promote social and environmental responsibility up and down the supply chain and provide basic information on relationships with these groups	Supplier concept and customer satisfaction survey, see page 36 and 40
Labour relations: systems in place to address issues such as employee diversity and equal opportunities. Report on profile, policies and objectives	See social policy scorecard page 29 Danisco spirit, see page 38

* See glossary

Table 1 presents the objectives outlined in the 2003 report and the progress that has since been made. New objectives have been added for the coming years.

Table 1. Objectives and progress

... = in progress ✓ = met ÷ = not met

Sustainability objectives outlined in the 2003 report		Progress	Comments
Vision and strategy	To continue communicating and conveying the importance of sustainability throughout the organisation.	...	See sustainability training, page 40 SHEQ conference, page 12 Meetings with sales reps., page 40
Sustainability Advisory Board	To meet on a regular basis (at least once every six months)	✓ (objective has been changed to at least once every year)	Last meeting held in September 2004.
Sustainability audits	Audit all major sites during the 3-year period starting from 2002/2003. Supporting material on social issues, modern biotechnology and animal trials will be developed in 2003/2004.	✓	See page 12
Sustainability in business processes	To develop a common Danisco Ingredient database for sharing information on plans and reports for supplier audits before the end of 2004.	✓	
	To establish procedures for evaluating and selecting suppliers based on social evaluation and other criteria.	✓	See sustainable supplier concept, page 36
	To network with customers on sustainability issues.	...	Key customers were approached in 2003/2004.
SHEQ (Safety, Health, Environment and Quality)	All Danisco sites owned prior to 2002 must implement food safety, environment and quality management systems by year-end 2005. Sites acquired in 2002 must implement the management systems before the end of 2006.	...	Sites acquired in 2004 have been given the following deadlines: for HACCP by year-end 2005, for QA* by mid-2006 and for EHS by mid-2008. Sites acquired n 2005 have been given a deadline for HACCP by mid-2006, for QA by mid-2007 and for EHS by mid-2009.
	To define and implement targets for the reduction of energy and water consumption over the next 3 years.	✓	See page 14
	Online collection of environmental data for the environmental database will be gradually improved by drawing data directly from the source, avoiding redundant data. Bi-annual meetings will be held with directors of operations to coordinate data use.	✓	See page 12
	To continue customer satisfaction survey in AMCAS (the Americas) in 2004 and ASPAC (Asia Pacific) in 2005.	...	Survey in AMCAS has been conducted. See page 40
	To implement quality assurance systems at all sales sites before the end of 2005.	... The objective has been revised.	The project will only concentrate on the EUROW (Europe and the rest of the World) region aiming for finalisation by year-end 2005.
	To establish action plans and goals for determining global deadlines for the implementation of quality assurance and environmental systems in the innovation area during 2003.	÷ The project has been redefined and the objective has been revised.	Innovation has been split up into sub-areas. The project will start by focusing on the application sub-area. A project description is being formulated.

* See glossary

Table 1. Continued

Sustainability objectives outlined in the 2003 report		Progress	Comments
New SHEQ objectives	To formulate minimum requirements for transportation contractors by year-end 2005.		
	To define minimum requirements for external warehousing by mid-2005.		
	To develop internal Danisco logistics guidelines by mid-2005.		
	To conduct a survey to clarify the current CO_2 emissions level in connection with logistics by year-end 2006.		
	To develop a corporate value added audit process (define 3 improvement goals) by year-end 2005.		
	To formulate a guideline describing how to take environmental criteria into account in purchasing and engineering projects by mid-2006.		
	To focus on waste reduction – pilot project to be introduced in mid-2005.		
Product safety	To incorporate allergens into HACCP plans before year-end 2003.	✓	
Environmental ethics	To review data for animal and human trials at twice-yearly meetings. Audits will be introduced at testing laboratories.	✓	
	To coordinate internal GMO traceability as the SAP system is rolled out globally.	...	
Social issues	To embed the social policy throughout the organisation. The business ethics policy will be revised, updated and covered in the social policy scorecard.	...	The Danisco code of conduct will be updated in 2005/2006. See page 32 See Embedding social policy page 8, 28 and 29
	Key performance indicators have been developed for the social area. More data is being collected.	✓	See Social policy scorecard, page 29
New social issues objectives	Conduct a satisfaction survey of all employees.		See page 38
	Further development of Danisco Learn, a learning management system.		See page 31
Stakeholder engagement	To develop stakeholder engagement models at corporate and local levels.	...	See stakeholder engagement database page 39, and Brazil conferences, page 40

3.0 Safety, health, environment and quality (SHEQ)

Implementation of management systems – status and progress

In 2000 a target was defined for the implementation of management systems. This stated that all production sites that were part of Danisco at that time should implement environmental and health & safety management systems by the end of 2005. When new sites are acquired, individual targets are defined.

Figure 1. Status on the implementation of SHEQ management systems



% of sites
100
90
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70
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40
30
20
10
0
Quality
Environment
Health & Safety
In progress
Implemented
Certified

The status for management system implementation includes all sites that were part of Danisco at the end of 2004. If only those sites belonging to Danisco prior to 2002 are considered, the rate of implementation for environmental management systems (EMS) is 12% higher. This means 54% of the sites covered by the original target have a certified or documented EMS. In 2004 we acquired 13 production sites, nine of which have a certified quality management system.

Sustainability audits

In addition to local audits, corporate audits are conducted at our production sites at least once every three years. The audits are part of a very extensive and unique corporate programme covering all SHEQ elements, animal trials, GMOs, security and social issues. New sites are audited within a year of their acquisition. The audit programme will be expanded with sales quality assurance once the sales quality assurance system is fully implemented in EUROW.

Establishing an honest, open dialogue with each site and exchanging best practice are important parts of the corporate audit. Good ideas and practice are included in the auditors' findings and shared with all sites. On-the-spot references may also be made to other sites that have expertise or know-how of potential benefit to the audited site.

Value-added audits and continuous improvements to the corporate audit concept are a major priority. On completion of a corporate audit, sites are asked to evaluate how the audit was conducted – providing feedback on what was beneficial and what could be improved. In addition, the audit team constantly strives to enhance the quality of the audit – utilising self-assessment tools and benchmarking with other global companies

Internal SHEQ conference

On 1-2 September 2004, the corporate sustainable development department held the second global Danisco SHEQ conference, attended by SHEQ representatives from our sites. From the more than 70 participants – some 20 more than at the previous conference – it was clear that interest in the conference was undiminished. The participants came from North and South America, Europe and the Asia-Pacific region. Representatives from our newly acquired Rhodia sites were also present. As at the first conference, the participants were given ample opportunity to build networks and share best practice.

EHS database

Environmental, health and safety (EHS) data is collated in an online database together with data on investments and expenses. The database has been extended to cover more data, such as indirect CO_2 emissions from production, freshwater used for cooling, refrigerant inventory and emissions, the division of waste into non-hazardous and hazardous waste, and complaints from neighbours regarding environ-



mental nuisance. To facilitate the collection of data at source, an online investment database will be modified in 2005. Since 2004, Danisco Sugar sites have been able to collect part of their EHS data directly from their production management system.

Key areas of environmental performance

Data from 1999 to 2003 is based on the financial year while data for 2004 follows the calendar year. The data covers all production sites owned more than 50% by Danisco. Sites acquired after July 2004 are not included.

Consumption of energy

The energy per production index is presented in figure 2. Overall energy consumption per production has decreased 3% since 1999/2000. The sugar division achieved large reductions up to 2000, which explains why relatively small improvements have been made in the past four years. Accounting for 2/3 of total energy consumption, the sugar division has a major influence on overall consumption. Figure 2 shows the important reductions achieved by other divisions over the past five years. In 2004 the cultures division acquired a number of sites, increasing the division's energy per production index (Other divisions in Fig. 2).

* See glossary

Figure 2
Energy per production index


110
100
90
80
70
60
50
40
30
20
10
0
1999/00
2000/01
2001/02
2002/03
2003/04
2004
Other divisions
Textural Ingredients
Sweeteners
Sugar
Danisco

Total energy consumption in 2004 was 15,676 TJ*. Figure 3 shows how energy consumption was distributed among the divisions.

Figure 3. Divisions' relative consumption of energy 2004


Other divisions 16%
Textural Ingredients 11%
Sweeteners 11%
Sugar 62%

General note to figures 2-10: indexes are based on consumption or emissions in relation to production. The financial year 1999/2000 is used as the starting point. Where division performance is presented, only the divisions accounting for more than 10% of consumption or emissions are included.

Targets for energy and water
The targets set for energy and water consumption are based on consumption in the financial year 2002/2003. Sites acquired in 2004 are not included.

	Target by year-end 2005	Achieved by year-end 2004
Energy	-2.7%	-2.4%
Water	-3.3%	-2.1%

Consumption of water
Since 2002/2003, documentation of water consumption has covered the sources of fresh water and seawater used by the sites. Prior to this time water consumption was recorded as drinking water and secondary water. In 2004 the sites also started to report on the proportion of freshwater used for cooling, as cooling water is generally not contaminated in the same way as water used for cleaning and other purposes. The proportion of cooling water will be included in the next sustainability report.

The freshwater per production index has increased 1.0% since 2002/03, mainly due to the acquisition of Rhodia Food and the subsequent establishment of the cultures division. In the production of cultures, freshwater consumption per production is relatively high as some sites freeze-dry their products, resulting in low production volumes. Another reason for the increase is the greater need for cooling water at the sweetener production site in Thomson, USA, where the product range has been altered. The site uses groundwater for cooling before allowing the water to percolate back into the ground.

Some sites have achieved reductions since 2002/03. For example, the textural ingredients site at Landerneau in France achieved a 23% reduction in freshwater consumption per production by modifying the production process to reduce the need for filter cleaning and by re-circulating as much water as possible. In Tecomán in Mexico, another textural ingredients site has implemented an environmental management system where reduced water consumption is one of the targets. The site has achieved a 14% reduction per production by water recirculation and by implementing operational controls in processes with highly fluctuating water consumption.

Figure 4.
Freshwater per production index


110
100
90
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60
50
40
30
20
10
0
2002/03
2003/04
2004
Danisco
Sugar
Sweeteners
Textural Ingredients
Other divisions

Total consumption of freshwater in 2004 was 16.5 million m^3. Figure 5 shows the divisional distribution

Figure 5.
Divisions' relative consumption of freshwater 2004


Other divisions 17%
Sugar 38%
Textural Ingredients 23%
Sweeteners 22%



Air emission of CO_2

The CO_2 emission per production index presented in figure 6 relates to direct CO_2 emissions from the fuel used for on-site energy production. The index is based on the financial year 1999/2000. Overall CO_2 emission per production has fallen 12% since 1999/2000 as a result of reduced energy consumption and the switch from fuels such as coal, which emit relatively large amounts of CO_2, to fuels such as natural gas, which emit less. Part of the reduction is due to the percentage of purchased energy, which has increased from 25% to 31% over the same period. In 2004 the sites started to calculate indirect CO_2 emissions. This data will be included in the next sustainability report.

Figure 6. Direct CO_2 emission per production index


100
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0
1999/00
2000/01
2001/02
2002/03
2003/04
2004

Renewable energy sources are considered neutral in terms of CO_2 emissions and reduce the need for fossil fuel in energy production. Seven sites utilise energy from the biogas produced during wastewater treatment. Danisco Seed uses waste from seed polishing as fuel for heat production. These renewable resources accounted for 65GWh or 1.5% of the total energy consumption in 2004.

CO_2 emissions can also be cut by optimising fuel efficiency. For example, the cogeneration of heat/steam and electricity means fuel consumption can be reduced. Eight major energy-consuming sites generate heat/steam and electricity from combined power plants – accounting for 43% of our own energy production.

*Air emission of SO_2**

Figure 7 shows the SO_2 emission per production index, based on the fuel used for energy production. As can be seen, overall SO_2 emissions have decreased 21% since 1999/2000. Over the same period, the percentage of the energy consumed that is purchased energy has increased from 25% to 31%. Switching from fuels with a relatively high content of sulphur to low sulphur fuels and reducing energy consumption per production have contributed equally to the reduced SO_2 emissions.

Figure 7. Direct SO_2 emission per production index


110
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0
1999/00
2000/01
2001/02
2002/03
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2004

*Air emission of VOC**

Total VOC emission has increased 2% over the last two reporting periods (2003/04 and 2004). This is partly due to the acquisition of new sites that use organic solvents in their production. Some sites have, though, reduced VOC emissions from the first to the second reporting period. For example, the textural ingredients site in the Czech Republic achieved a 15% reduction by cutting fugitive emissions at every stage of production, from precipitation to drying, and by improving scrubber performance.

Figure 8. Emission of VOC to air


Tonnes
2,500
2,000
1,500
1,000
500
0
2003/04
2004
Other divisions
Textural Ingredients
Flavours

Waste management

In 2004 waste data was divided into non-hazardous and hazardous waste. In all, 3,000 tonnes, corresponding to 3.9% of total waste, were considered hazardous under local legislation. The categories chemical waste, solvents and waste with solvents constitute 65% of the hazardous waste. Energy recovery was introduced in 2004 as an additional waste disposal method. Previously, waste treatment with energy recovery was

* See glossary

reported either as recycled or incinerated.

Figure 9. Waste 2004


Tonnes
60,000
50,000
40,000
30,000
20,000
10,000
0
Landfill
Recycling
Incineration
Energy recovery
Hazardous waste
Non-hazardous waste

Materials of beet origin have been reported separately since 1999/2000. From 2004 other plant materials, for example from locust bean seeds and seaweed, are also reported as by-products if they are recycled at no cost. In 2004 the total amount of recycled by-products was 452,000 tonnes, with 234,000 tonnes of sand, soil and stones stored for future recycling.

Figure 10. By-product of plant origin


Tonnes
600,000
500,000
400,000
300,000
200,000
100,000
0
Plant tissue
Sand
Soil
Stones
Stored for future recycling
Recycled

Wastewater

Approximately half of the production sites use external wastewater treatment plants, some of them pre-treating wastewater before sending it for treatment. Not including cooling water, 26% of Danisco's wastewater is treated at external wastewater treatment plants. Figure 11 shows the BOD* emission of wastewater from the sites with internal wastewater treatment plants. Reductions have been achieved since 2003, predominantly due to the new wastewater treatment plant constructed in 2003 at the sugar site in Nakskov, Denmark.

Figure 11. Emission of BOD from production sites with internal wastewater treatment plants


Tonnes
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1999/00
2000/01
2001/02
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2003/04
2004
Danisco total
Textural Ingredients
Sugar

Refrigerants

As CFCs* are potent ozone-depleting substances covered by the Montreal Protocol, Danisco monitors the global efforts underway to phase out CFCs at its production sites. In 2004, CFC usage was reduced by 50kg, leaving a total inventory of 5,067kg. Of this, 79% (4,000kg) will be phased out before the end of 2006.



Danisco Sugar cuts processing aids

Over the past few years, Danisco Sugar has run a project to reduce the use of processing aids and chemicals in production. The aim is to ensure that all sugar factories use a minimum standard selection, meeting the highest standards for environmental protection, health and safety and product safety. Substantial progress has already been made, with some factories achieving a 30-50% reduction in certain product categories.

* See glossary

Recognition of efforts

Sustainability work is increasingly recognised by organisations and authorities that pay tribute to companies whose efforts in the area are considered particularly outstanding. Danisco has received several awards for its efforts in favour of the environment and health and safety at work.

Awards


Brazil
Kansas, USA
Madison, USA

The prestigious Brazilian business magazine EXAME and the American Institute "Great Place to Work" have nominated the 150 "Great Places to Work 2004" in Brazil. Danisco was among the 150 companies selected from a pool of 460 companies.

Every year the Kansas Water Environment Association and the Johnson County Environmental Department recognise industries regulated under the Industrial Pretreatment Program for their compliance achievements. The Kansas site received the Gold Award for achieving 100% compliance with all discharge and reporting requirements both in 2003 and 2004.

Certificate of Excellence for Employee Health & Safety from the American Chemistry Council (ACC)

Environmental expenses and investments

Expenses

The Accounting Advisory Forum's definitions of environmental expenses provide the basis for reporting. The expenses include direct costs, pro-activities, taxes and fines. Three environmental fines were paid during the reporting period.

Total environmental expenses amounted to DKK 229 million in 2004. Figure 12 shows how the expenses are distributed between the operation of environmental protection plants (mainly wastewater treatment), other direct costs such as wastewater duties and waste fees, and environmental taxes (mainly energy taxes). Pro-activities include environmental management systems, consulting and reporting.

* See glossary

Environmental fines


Kedainiai, Lithuania
Grindsted, Denmark
Kansas, USA

A fine of DKK 17,000 was paid for contaminating the river that flows through the factory with organic matter. The cause, a leaky pipe, was repaired.

Even though no GMO matter was released into the environment, a fine of DKK 10,000 was paid for not following an internal procedure on pressure testing a leaking heat exchanger. The approval of the plant was based partly on internal procedures.

During a routine inspection at Danisco's New Century, Kansas facility in May 2003, the US EPA* raised some issues regarding Danisco's hazardous waste management practices and alleged violations relating to labelling and storage of waste at the site.
Danisco addressed all allegations, which involved actual/potential Resource Conservation and Recovery Act concerns, by implementing a number of improvement actions relating to hazardous waste management. Nevertheless, Danisco received a complaint from the US EPA relating to the alleged violations noted during inspection. Danisco disputed many of the alleged violations and ultimately resolved the complaint with the payment of USD 80,519 to USA EPA, pursuant to a negotiated settlement agreement.

Figure 12. Global environmental expenses 2004


Environmental fines 0.2%
Environmental protection plants 33.4%
Taxes 33.1%
Protection services 1.3%
Pro-activities 5.6%
Other direct costs 26.5%

Investments

Investments in environment-related improvements totalled DKK 74 million in 2004. Half of these related to pollution control – the three largest investments from May 2003 to December 2004 are listed in table 2. The other investments were in cleaner technology and energy savings, as shown in figure 13. Health and safety investments have been registered since 2000/2001 (see figure 14).

Table 2. Major environmental investments in 2003/2004 and 2004

Wastewater	
Nakskov, Denmark	Invested DKK 28 million in the construction of an anaerobic wastewater treatment plant.
Nykøbing, Denmark	Invested DKK 24 million in the construction of an aerobic wastewater treatment plant.
Air	
Assens, Denmark	Invested DKK 18 million in modifying the boilers to reduce dust emissions and energy consumption.

Figure 13.
Global investments in the environment 2004



Energy savings 23%
Pollution control 51%
Cleaner technology 27%

Figure 14.
Investments in health & safety



1,000 DKK
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2000/01
2001/02
2002/03
2003/04
2004




216
211

Turning waste into value

A recycling programme in the US has given Danisco St. Louis a valuable opportunity to help the environment, support local community programmes and make considerable cost savings.

Since June 2004, the Missouri-based production facility has donated its off-spec flavours and antioxidants to the Envirosafe Foundation – a charity that specialises in turning waste ingredients into alternative wholesale products, such as paint. All proceeds from sales go to programmes for victims of child abuse and families in need.

Off-spec products sent for destruction and landfill would normally cost Danisco USD 800 a ton plus transportation fees. By comparison, the handling cost for waste sent to Enviro-


210

safe is just USD 120 per ton, no landfill is used and the energy spent on waste treatment is greatly reduced. All materials donated to Envirosafe are sorted and evaluated for further use by Specialty Materials Handlers LLC, which then gives them a new lease of life in alternative products. Danisco's waste products may be used, for example, to add a fragrance to paint or nutrient value to an organic fertiliser. Even the containers and skids used in transportation are fully recycled. The reformulated products are then returned to Envirosafe for sale or donation to a good cause.



Environmental due diligence studies

In accordance with our environmental policy, we carry out environmental due diligence in connection with acquisitions and divestments. Table 3 shows an overview of significant findings and actions from 1 May 2003 to 31 December 2004.

Table 3 Environmental due diligence studies

Divestments	Main findings/corrective actions
Rapeseed activity	This divestment comprised only the sale of know-how from Danisco Seed. Land and buildings were not included. No environmental improvement actions were necessary.
Acquisitions	
Henan Tian Guan Group (80/20 joint venture)	A Phase I * and II ** investigation recommended a review of regulatory compliance and focus on best management practices for handling waste and storing chemicals. Improvements to the wastewater treatment and air emission equipment owned by the joint venture partner were recommended. These issues will be addressed in 2005. The Phase II investigation concluded that there was no evidence of significant soil contamination.
Rhodia Food Ingredients	Following a Phase I and II investigation, corrective actions will take place in dialogue with the authorities, including new permits at two sites and upgraded wastewater treatment at one site. In accordance with the new permit at the Melle site, a major investment in noise abatement has been prepared. This will be carried out over the next two years.

* A Phase I investigation involves investigating and evaluating all accessible company information and documents covering relevant legislation, permits and compliance issues. If possible, contacts to relevant authorities are also made.

** A Phase II investigation comprises a more detailed investigation and follow-up including site visits, looking into site layouts, safety, social issues, the environmental situation and, if necessary, soil and groundwater investigations. The results of the findings are used to ensure the sites comply with current legislation and the contract between the vendor and purchaser.

Environmental risks and liabilities

Our primary objective is to comply with all applicable laws and regulations and have a proactive approach to environmental issues. Nevertheless, a number of incidents occurred between May 2003 and December 2004, the most significant of which are listed in table 4. Costs and remedial work have been covered under operational expenses, and no material impact on the group's financial position is expected. None of the incidents has led to any proposed legal action against Danisco.



Table 4. Most significant incidents

Fire/explosion	
Kotka, Finland	Before maintenance began on a hydrogenation reactor, the reactor was to be inerted (flushed with nitrogen to clear the explosive atmosphere). Due to insufficient communication between shifts, the inerting procedure was inadequate, and an explosion occurred when the reactor mixer was lifted. Nine people were taken to hospital, three of whom were treated for burns. To prevent recurrence, a new protocol on nitrogen flushing and a new shift report have been introduced.
Spillage	
Salo, Finland	A malfunctioning automatic valve caused approx. 35 tonnes of molasses to overflow into a wastewater pond over a weekend. This led to intensive bacterial activity in the pond, which in turn produced a strong, unpleasant odour, causing several neighbours to complain. Corrective actions have been taken.
Norrköping, Sweden	Approximately 12 tonnes of propylene glycol spilled into a sewer leading to the municipal wastewater treatment plant when a faucet was not closed properly. A procedure has been written stating that daily checks must be made to ensure everything is properly closed.
Naantali, Finland	Some 129m³ of active sludge overflowed from the wastewater treatment plant to the sea when human error in calibrating the sludge-bed gauge coincided with large amounts of wastewater.
Emission to air	
Malaysia	Acetic acid anhydride came into contact with water in a reactor. The resulting exothermic reaction built up pressure in the reactor, causing the safety device (rupture disc) to give way and allowing some acetic acid anhydride and acetic acid to escape into the air. Two employees from a nearby company were briefly kept at a local hospital for observation but were discharged later the same day. Actions have been taken to prevent recurrence and improve the emergency response.

4 .0 Product safety

Food and feed safety is a key issue at Danisco, where the focus areas are site security, GMP* and HACCP systems, including allergens.

Allergens

All Danisco sites are covered by a global allergen programme. This comprises assessments of raw materials, including uniform supplier requirements, and awareness of potential allergens when developing new products. In this way, the use of allergens can be minimised where substitution is a possibility. To avoid possible carry over, preventative actions in the production process and storage in warehouses are also part of the programme. Allergen content in finished products is declared in product descriptions.

HACCP

The implementation of food and feed safety management systems, including HACCP and GMP, is the subject of a global target. In 2000, the target defined was that all sites should have completed implementation by the end of 2003. At the end of 2004, the rate of implementation for the sites covered by this original target was 83%. Of the 13 production sites acquired in 2004, 6 had implemented food safety management systems. Targets will be defined for the sites that do not have systems in place.

Security

Security is an important part of our food safety programme and is assessed in connection with corporate sustainability audits. The audit includes the global Danisco requirement for tamper-evident sealed products and bio-terrorism plans for sites supplying the US market.

Evaluation of flavour raw materials

We follow and participate closely in the European Commission's evaluation programme for flavouring substances by providing the necessary information to the European Food Safety Authority (EFSA). By tracking the decisions made by EFSA, we can comply quickly by removing/authorising flavouring substances. Danisco has also set up an internal approval system for new flavouring materials in order to ensure the safety of flavourings and compliance with legislation.

* See glossary





Pioneering alternative to chemical plasticisers

An emulsifier sample that maintained its softness after being refrigerated for more than a year proved to be the starting point for a scientific breakthrough by Danisco research scientists. After a long period of testing, the breakthrough was launched on the market in 2004 GRINDSTED® SOFT-N-SAFE, a new plasticiser based on vegetable oil.

Widely used in PVC for their softening ability, conventional plasticisers, such as phthalates, are typically based on chemicals. But, due to growing concern about the negative effects of phthalates on health, consumers have long called for alternatives.

GRINDSTED® SOFT-N-SAFE is an efficient, natural plasticiser that shows no signs of hormone-disrupting, toxicological or other negative effects. Capable of replacing phthalates without compromising quality, it can be safely used in products such as food packaging, metal cap liners and children's toys.

Danisco aims to gain a 1% share of the world market for plasticisers over the next three to five years. If successful, sales will increase by around DKK 500 million.

5.0 Environmental ethics



Danisco published position papers on modern biotechnology and animal trials in 2001. Both are accessible on our website.

Animal and human studies

As stated in our position paper on animal trials, we are committed to using the minimum number of animals necessary for meaningful scientific studies and to selecting laboratories that focus on the correct handling of research animals. We continue to conduct animal studies related to regulatory safety requirements, nutritional effects and product efficacy.

From May 2003 to December 2004, approximately 500 animals were used by contract research organisations (CROs) for toxicological studies of food ingredients, as required by regulatory agencies. An additional regulatory safety requirement for feed ingredients involved the use of approximately 1,250 animals in tolerance studies. Approximately 84,600 animals were used (99% by CROs) in efficacy studies to test the nutritional effects of feed ingredients. Of the animals used in efficacy and tolerance studies (mainly chickens and pigs), 85% were subsequently released for food production.

Use of the gut simulation system developed by Danisco Innovation eliminated the need for efficacy studies on approximately 850 animals. Danisco continues to follow the development of alternative in-vitro toxicological studies – a long-term process as alternative techniques have to be validated and approved by authorities before animal tests can be phased out. Of the tests that Danisco is legally required to conduct, no tests can be phased out before 2010.

A hundred people participated in a clinical study at an external research institute to examine the effect of betaine on factors associated with coronary artery disease. Another 40 people have contributed samples for basic epidemiological studies, and around 35 have participated in clinical studies of the metabolic effects of a sweetener.

Use of genetically modified organisms (GMOs)

At Danisco, we use modern biotechnology to develop improved food and feed ingredients, particularly food and feed enzymes produced with genetically modified microorganisms. In our position paper on modern biotechnology, we have committed ourselves to the responsible and safe use of modern biotechnology. Products resulting from this technology adhere strictly to all safety and regulatory requirements.

In line with this position paper, each of our divisions has established a policy for sourcing raw materials and judging the use of modern biotech-



nology based on customer requirements. This is why Danisco offers its customers the choice of non-GM products.

The sugar division, which accounts for 80% of our production volume, has decided not to use gene technology in manufacturing processes and to ensure that no raw materials or ingredients have been genetically modified. In the other divisions, some raw materials are produced from but do not contain GMOs according to EU definitions. The only exception is some sources of lecithin, where residues may contain modified DNA.

Genetic modification is an issue in the EU, Australia and New Zealand and, in these areas, GM status is well documented. In the USA, genetic modification is not a significant issue with the result that GM status is not always available from suppliers. Where the GM status of a product cannot be reliably determined, it is assumed to be GM, and alternatives are offered where possible. Internal traceability has been implemented to ensure this choice and, at the same time, satisfy regional and national regulations regarding traceability and labelling.

The long-term objective is to include supplier information in raw material product specifications in the SAP control system. This has already been implemented at a number of sites and is being rolled out globally. As SAP rollout is a long process, the sites have their own databases to maintain relevant information in the meantime.

With regard to regulation clarification, we are very active in the food ingredient and animal feed areas. Through professional industry organisations, we contribute to the European Commission consultation process, which aims to define clear regulations that are easy to implement within the industry and provide consumers with the assurance they require. For example, we are part of the GMO working group in the Federation of European Food Additives and Food Enzymes Industries. This network of EU food additive and enzyme producers provides information and expertise on technical, regulatory and scientific aspects of the safety and use of food additives. In addition, we are a founding member of the Fermentation Products Alliance – a European group which aims to obtain clarification from the authorities regarding the legal position of products produced with the help of genetically modified micro-organisms.

The issue of GMOs will be included in the corporate stakeholder and issues management database (see page 39), which is in the process of being implemented.

6.0 Social performance and business integrity

Global implementation of SAP HR

Danisco is in the process of implementing the human resource information system SAP HR throughout the organisation. This will enhance the sharing of information and best practices within HR, as well as support business strategies. By increasing the global information level and facilitating valid information for decision-makers, the system will also make it possible to measure the organisation's potential and readiness for future growth, expansion and acquisitions.

Two SAP HR modules are being implemented – HR Master Data and Organisational Management – which will provide an overview of the current organisation and past and present employee data, enabling future benchmarking. Employee data includes information such as the employees' age, gender, nationality, job function, work history and language skills. Other modules such as Personnel Development, Training & Event Management, Compensation Management and Recruitment will be implemented later. The information obtained via SAP HR will be used for internal job rotation, successor planning, retention and motivation of employees, the attraction/identification of top talents and so on.

Human resources network

The development of Danisco into a company of increasing global scope has raised awareness of the need for a global HR network. Demand is growing for global HR projects that can support the business in achieving its ambitious targets. In October 2004, corporate HR invited group HR managers and professionals to a global HR network meeting in Copenhagen. The aim of the meeting was to build a strong HR network across the regions and divisions and align HR strategies and philosophies to create more value for the business. This includes addressing the most important strategic HR challenges and forming global task forces that can work together on these issues.

The HR network will ensure a global approach to appraisal systems and talent management. A common hard drive has now been established and virtual project tools made available, enabling the network to share best practice, post information about current projects and gain access to corporate HR presentations. Corporate HR is responsible for setting up project task forces. The first step in doing this is to provide an overview of current and future projects and present project proposals, including ideas, objectives and deadlines, on the common drive or in virtual project rooms. Members of the HR network can then sign up for the project task forces.

By working together on HR-related projects, we will improve our understanding both of local challenges and our corporate values. This approach supports the alignment of human resource practices in order to achieve uniform people management at all Danisco locations.

Key performance indicators within human resources

As SAP HR rollout was not complete at the time of writing this report, the figures below cover only 81% of the 8,734 people employed in January 2005. The figures presented in our previous report were obtained from a social questionnaire sent to all sites in 2003. With the complete implementation of SAP HR, additional employee information will be available to managers for decision-making and benchmarking purposes.

Age distribution tracking is used in connection with planning future recruitment efforts at the sites. The overall age distribution (see figure 15) shows that 80% of employees are aged between 26 and 55 years, unchanged from 2003. The average age is higher in the sugar division where employee turnover is traditionally low. In accordance with our social policy, we do not employ children, but in the reporting period did have eight employees aged from 15 to 17 who were taking a practical education.

Figure 15. Age distribution 2004



%
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Danisco total
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Ingredients

In addition to recruiting new employees, we want to keep experienced people within the company and, for this reason, measure years of service as one of the social key performance indicators. The difference in age distribution between the sugar division and the rest of the company is also reflected in the years of service. Within Danisco Sugar, 46% of employees have more than 20 years of service behind them.

Figure 16. Years of service 2004



%
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Women comprise 32% of the workforce – 25% in Danisco Sugar, where factory operators and mechanics are traditionally male, although this is changing slowly. Additional information regarding, for example, job function, educational background and business area, will be available once SAP HR is fully implemented.

Following up the social policy scorecard

The Danisco corporate social policy implemented in December 2001 laid down a uniform set of corporate rules and a general global policy for social behaviour. This was followed up in 2003, when a set of general and specific guidelines and a social policy scorecard were sent out to all division heads and sales and site managers. The responses to the scorecard indicated that 75% of our production sites, covering 80% of our employees, live up to all the social policy's requirements. These results have subsequently been used in connection with corporate sustainability audits at the sites.

To follow up on the results from the 2003 scorecard, all site managers received a web-based questionnaire in the first half of 2005. This time additional information was requested on, for example, communication of policies to employees, training of key staff, documentation of social policy implementation and, where our policy was not implemented, when implementation was scheduled for completion. At the time of writing this report, scorecard results had been received from 94% of sites.

The results show that 86% of our sites have now implemented the social policy, and 69% have provided training for key staff. Of those that have provided training, approximately half have implemented it in their management systems. Between 2-6% of the sites have not initiated implementation of one or more elements of the policy, while 8% have requested assistance with local implementation. These sites will be contacted during 2005. As, due to recent acquisitions, a number of the sites are relatively new, these results are viewed as positive.





Figure 17.
Frequency of lost time injuries (LTI)


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Danisco total
Textural Ingredients
Sugar

Frequency of lost time injury: a work-related injury that results in absence for one day or more, not including the day of the injury. (Number of lost time injuries x 1,000,000)/total man hours

Figure 18.
Absence frequency from LTI


2.5
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1999/00 2000/01 2001/02 2002/03 2003/04 2004
Danisco total
Textural Ingredients
Sugar

Absence frequency: (Number of lost work hours x 1,000)/total man hours

Health and safety

Since 2001/2002 the sugar production sites in Sweden have successfully reduced the frequency of injuries with lost time. The Lithuanian sugar sites included in 2002/2003 have contributed further to this positive development due to their high number of work hours and relatively few lost time injuries.

To encourage the investigation of all incidents with potential for injury, in 2001 the frequency of near misses was defined by the ingredient divisions as a key performance indicator. Since this time, near miss reporting has improved significantly.

Danisco was fined DKK 40,000 following an accident caused by a lack of instructions at the head office in Copenhagen. The accident involved an employee who received an electric shock from electrical cables while repairing a ventilation system. In addition to receiving treatment for two minor burns on his hand, the employee was taken to hospital for observation.

Lost time injuries for contractors working at Danisco production sites were registered during the reporting period. In 2004 six lost time injuries were reported at ingredient sites, with none reported at sugar sites. This compares with 130 lost time injuries reported for Danisco employees. No fatal accidents occurred.

E-learning at Danisco

Strategy

Danisco has developed a group e-learning strategy, building upon the vision determined by the Executive Board in 2002: 'Learning while working – provide global learning, faster, to more people and at a lower cost.'

The aims of the strategy are:

- To tie together Danisco's business strategy, competency development and e-learning activities
- To strengthen and document the organisation's competency level in strategically important areas through targeted e-learning courses and tests
- To optimise future e-learning initiatives from a financial and learning perspective
- To coordinate central and non-central initiatives within the organisation through common standards and technologies
- To set a high level of ambition for future knowledge sharing regarding e-learning best practice

A three-tier development strategy focuses on corporate, business unit and site e-learning projects. The idea is that e-learning courses will be available around the clock to all global employees with access to a computer. While we do not expect e-learning to replace other traditional learning methods, we hope it will enhance and supplement the existing tools used for employee development. Our goal is to establish an extensive range of e-learning modules to increase the productivity, quality and speed of learning.

Danisco Learn

Our vision is to develop a single gateway to all learning activities within Danisco. To this end, we have invested in a learning management system, which can be used to administer classroom and e-learning based courses. The system, called Danisco Learn, will provide employees with a wide range of opportunities to develop their knowledge, skills and competencies. Accessible via the Danisco Intranet Portal, Danisco Learn is to improve time-to-performance, offer more competency development opportunities to more people; improve global integration; reduce travelling and accommodation costs; and optimise the administration of employees' competency development.

Initially the courses launched are at corporate level, which means they are specifically designed to assist all employees within the organisation. These courses cover a customised introduction to Danisco IT (IT security, Remote Access, Danisco Intranet Portal and IT support organisation), Microsoft applications (Word, Excel and PowerPoint), Lotus Notes (mail, calendar and databases), and the SAP system. At present, we offer 25 titles in these subjects, including several levels. In the near future, courses in Customer Relation Management (CRM), Global Innovation Network (GIN), and language training will be added.



We also aim to provide a wide variety of courses at business unit level, for example product training, sales tools, management training and subjects related to the innovation area. The majority of corporate and business unit courses will be in English, our corporate language. At site level, we intend to provide customised and standard e-learning courses in local languages.

Management of staff reductions

Following the acquisition of Rhodia Food in 2004, a new cultures division has been established with headquarters in Paris. Eight of the 11 new sites have been incorporated into the cultures division; the rest being integrated into the textural ingredients division.

A restructuring plan was launched in France to enable Danisco to maintain its position on the global xanthan and media markets. As a result, dairy media production was discontinued in Vinay and all media production concentrated in Tønder, Denmark. Production was also restructured at the xanthan site in Melle. In total, the plan involved the loss of three jobs in Vinay, 40 at Melle, and two linked to xanthan-related innovation in Aubervilliers.

A series of information and consultation meetings with staff representatives from the Central Works Council and local work councils were completed in early January 2005. The meetings were conducted in an open, constructive atmosphere and included an offer by Danisco to open 26 positions for internal relocation to other sites. The staff reduction at Melle is described in more detail on page 33.

Other sites affected by the restructuring plan were Brabrand (Denmark) with four jobs, Niebüll (Germany) with five jobs and Zaandam (Holland) with close to 20 job reductions. In all cases Danisco followed local and national laws and the group's social policy, providing the employees involved with help and guidance.

In September 2004, Danisco Flavours decided to close most of the Norrköping site from the spring of 2005 and transfer production and innovation to the site in Belgium – a decision affecting 54 employees. The employees' representatives and other Swedish organisations were then contacted in an effort to secure the best possible redundancy packages, particularly for the older and most senior employees for whom finding new employment was likely to present the greatest challenge. The unions fully supported Danisco's intentions and, in November, a solution was found that was of benefit to all parties. Individual and group meetings were held with employees, and government authorities were consulted. Danisco also agreed to hire a consultancy firm to help the employees with writing CVs and applications, general job training and various relevant courses. Today 18 employees have found new jobs outside Danisco, three employees have decided to start their own business with Danisco's assistance, and two employees have been transferred to other Danisco locations. 10 employees remain at the flavour sales office and another three at the EUROW office. Throughout the period, all employees were free to attend meetings, training, etc. during working hours.

Business code of conduct

Our conduct both within and outside the group has an important part to play in shaping our reputation. Since the mid-1990s, our corporate guidelines and general principles have provided employees with information about the basic ethical values we expect them to share.

Many factors influence our behaviour and actions, including legal and economic considerations, social customs and other standards. As a large number of new production facilities and offices have been established in many countries in recent years, the time has come to update our existing code of conduct.

During the next reporting period, a new corporate code of conduct will be defined at group level. Although some elements remain to be decided, it will cover areas such as corruption and bribery, gift giving, discrimination, insider information, political donations and relations with customers and suppliers.

Whistle-blowing system

Danisco has established whistle-blowing systems in a number of countries as a means of reporting acts or conduct in violation of company policies. The systems operate at several levels, ranging from simple to formal and compulsory, and include rules to protect the person(s) accused and the whistleblower, who may remain anonymous.

Basic rules for a corporate system covering the entire organisation are being drafted, paying all due consideration to the cultural differences that influence local attitudes to such systems. Introduction of the corporate system is expected during 2005/2006.



Job cuts consider local community

The xanthan plant in Melle was among the facilities affected in November 2004 when Danisco France launched a restructuring plan for some former Rhodia business activities. In addition to investments to improve productivity and competitiveness on the xanthan gum market, the plan called for a number of cost reductions – including a staff reduction of 40.5 full-time equivalent positions out of a total workforce of 134 employees.

As Melle is a relatively small community of around 4,000 inhabitants, actions were taken to minimise the social impact of the staff reductions. Throughout the entire process, site management held consultation meetings with staff representatives. The management team also met each employee individually to hear their wishes and goals for the future. These one-to-one meetings enabled management to determine which employees were interested in early retirement (20 people) and which would consider moving to other job shifts or functions (10.5 positions) or relocation to other Danisco sites (one person). Of the remainder, three expressed a wish to pursue other business opportunities, and two chose to become self-employed.

7.0 Sustainable supply chain

Production of sustainable sugar beet

The sustainability of modern agriculture is an issue often challenged by a number of stakeholders. Leakage of fertilisers and pesticides is, to some extent, a problem in all crops. The long growing period of sugar beets, though, reduces this leakage risk to a minimum, particularly in the autumn when the greatest risk occurs. Sustainable sugar beet cultivation ensures full resource utilisation and minimises the risk of negative impact on the environment. In this way, environmental and economic performance go hand in hand.

A high yield does not correspond to a high use of fertilisers or pesticides. In fact, the farmers with the highest yield use on average less fertilisers and pesticides than farmers with lower yields. The secret of their success lies in the coordination of activities in the whole sugar beet crop rotation plan.

Crop rotation knowledge is communicated to sugar beet growers via our advisory service, the Internet and growers' meetings. To ensure this information reaches all the countries where we operate, we have taken the initiative to gather and publish our knowledge and recommendations in the new Danisco Grower's Guidelines.

The standards and success factors in the Grower's Guidelines are applied internationally and have reduced the average use of fertilisers and pesticides. Due to differences in natural conditions, such as soil and climate, product availability or national legislation, the exact practical advice on how to attain these standards may vary between countries. Danisco Sugar has helped growers in Lithuania to establish democratically elected growers' associations that can assume responsibility and make decisions in negotiations with Danisco on delivery terms, including quality parameters. As a result, incentives to limit the use of nitrogen fertilisers, reduce beet soil and optimise transportation have been agreed, and raw material traceability has been introduced.

Danisco Sugar Agricenter Lithuania runs a consultancy service that provides information on growing, financial performance and new technology through individual and group meetings and presentations. The Internet is also increasingly being used for knowledge sharing, and transferring best practice knowledge from Western Europe and Danisco to the Lithuanian growers.

Fig. 19 illustrates progress in relation to beet grown per hectare, Pol sugar yields*, and the amount of amino-nitrogen** in sugar beets since Danisco acquired a substantial stake in the four Lithuanian sugar factories in spring 1998.

Figure 19. Beet and sugar yields in Lithuania 1997-2004



Beet t/ha or Amino-N mg/100 beet
Sugar t/ha
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t/ha = ton/hectare

As the graph indicates, the Pol sugar yield has increased by 65%*** – an impressive development that first and foremost benefits the growers. The amount of amino-nitrogen in the beet has decreased from 35.1 mg/100 beet in 2002 to 18.8 mg/100 beet in 2004, due to the increased focus on reduced use of nitrogen fertilisers. A reduction in fertilisers is beneficial to the environment and beet growers' profits. At the same time, it benefits sugar processing, as low amino-nitrogen is a condition for making quality white sugar.

---

* the content of sugar in sugar beets (analysed as the amount of sugar in beets per hectare)

** amino-nitrogen (content of amino acids, indicating the beet nitrogen content)

*** the figure is based on the increase from the end of the 1997 campaign until the end of 2004.



Vanilla pods full of social ideals

An Indian monk from a temple in Bangalore is the driving force behind a shipment of 1.2 tonnes of sustainable vanilla to Danisco's flavour plant in St. Louis, USA.

The non-profit organisation founded by Jai Chaitanya Dasa promotes organic and sustainable growing methods among local vanilla farmers and manages the collection, initial processing and sale of the vanilla pods. A Danisco audit of the supply chain has confirmed that the entire process is in line with the company's sustainability principles.

Farmers involved in the vanilla project receive 80% of the sales profits, the remaining 20% going to workers who process, sort and dispatch the vanilla. Initial processing takes place at a small factory in Mysore. Most of the work is carried out and supervised by women, who are paid up to three times the wage given for similar work elsewhere in India, enabling them to send their children to school.

During its audit, Danisco was accompanied by representatives from an American customer, who expressed interest in the vanilla. As the US annual growth rate for organic foods now exceeds 20%, sustainable vanilla from India promises to be a good business asset.



Palm oil

Danisco uses various vegetable oils in the production of emulsifiers, primarily monoglycerides. This includes some 1,000 metric tonnes (MT) of palm oil a year, world production of which is about 28 million MT.

The majority of palm plantations are located in Malaysia and Indonesia. In recent years, NGOs* have voiced concerns that the creation of new palm plantations, or even running of existing ones, affects the biodiversity of ecosystems in the forests.

In 2003 we signed the Roundtable on Sustainable Palm Oil (RSPO) Statement of Intent document supporting the sustainable production of palm oil. We became a full RSPO member in 2004. RSPO represents the various stakeholders in the palm oil chain – including oil palm growers, palm oil processors & traders, retailers, financial institutions, governments and environmental, conservation and social development NGOs. These groups have joined together to promote the growth and use of sustainable palm oil by establishing an open dialogue.

Danisco does not purchase palm oil from plantations or traders, but from refiners in Europe, the USA and Malaysia, who refine the crude palm oil products to be used in the food industry. A large number of our major suppliers are also represented in the organisation, and an RSPO project group is working on the development of criteria for sustainable palm oil. The criteria will focus on areas such as best practice in operations, social and environmental responsibilities, the management of existing plantations and the development of new ones.

A better life based on fair trade

Danisco Sugar is registered as a fair trader, buying and selling sugar from fair trade producer organisations in Latin America, Asia and Africa. For all the sugar we sell in this way, an additional payment goes directly to the producers. The fair trade label on these products is the independent consumer guarantee that the producers have received a fair price.

By selling fair trade sugar to our customers, we contribute to value creation in the communities where the sugar is produced, helping to improve conditions for producers in the developing world. For example, our purchase of fair trade cane sugar from the Nchalo factory in Malawi, Africa, supports the families of some 200 growers.

Supplier concept

Danisco has increased its focus on raw material suppliers over a number of years. This has resulted in uniform documentation with regard to general requirements and product specifications.

To supplement this documentation, sustainability guidelines and a presentation are available which local sites can use in their daily contact with suppliers. These guidelines are now available in English, German, French, Spanish, Portuguese and Chinese.

Initiatives include the coordination of shared supplier audits – where a supplier supplies several divisions or sites – and the sharing of audit reports and complaints in global databases. They support our goal to have a good overview of suppliers' performance.

The first global supplier audit course was conducted in August 2004. Participants came from various regions and divisions, the majority of them employed in purchasing or quality assurance functions. The two-day course focused on areas such as best practice when auditing suppliers and how to audit difficult subjects, including social issues, animal trials, GMOs and environmental performance. Among the guest speakers was a representative from Save the Children Denmark, who spoke about child labour and tools to safeguard the rights of children.

An internal group is working on a similar concept for logistics suppliers, a subject that so far has been dealt with locally.

* See glossary


11.1003

8.0 Stakeholder engagement

Danisco Spirit

In January 2004 Danisco launched Danisco Spirit, an employee survey that measured how employees rate Danisco as a workplace. Danisco had previously conducted a smaller-scale employee survey in connection with its branding campaign.

The objectives of Danisco Spirit were to:

- Provide an overall picture of Danisco as a workplace
- Identify areas for improving job satisfaction
- Encourage dialogue between managers and employees
- Form the basis for internal benchmarking

A questionnaire was sent to a representative group of approximately 2,000 employees from all sites with more than 50 employees. Available in 12 languages, the questionnaire included 40 statements which respondents were asked to rate, both in terms of how important they found each subject area and as an evaluation of Danisco's performance.

Main findings

In general, the level of employee satisfaction was high, 86% of respondents having a good or very good impression of Danisco as their place of work. Almost 93% stated that they would certainly or probably recommend Danisco as a place to work.

The workplace featured among the top ten performance evaluations. Respondents emphasised, for example, good collaboration with colleagues and a friendly atmosphere. The performance top ten also included four statements from the sustainability area:

- At Danisco, we take responsibility for the safety of our products
- At Danisco, we take responsibility for the quality of our products
- My work conditions are safe
- I find Danisco to be an environmentally responsible company

Danisco achieved a lower score for performance in the areas of individual and professional development, and the way immediate managers give feedback and motivate employees.

Global themes

After the results were collated, the Executive Board identified two main themes as focus areas, both of which are also part of the Danisco values:

Theme 1 – We build competencies

Initiate dialogue about

- Individual and professional development
- The relationship between managers and employees

Theme 2 – We take responsibility

Celebrate our strong performance regarding

- the safety and quality of our products

To assist managers in addressing theme 1, new initiatives have been taken at corporate level:

- Global management tools and processes will be developed to support line managers in focusing more on people issues/development
- A global approach to appraisal systems will be developed
- More focus will be placed on what is good leadership practice in Danisco

As the evaluations of each division, region and local site deviated from the total evaluation of the organisation, each level was made responsible for identifying themes and initiating projects. Dialogue with employees was imperative throughout the process, as was ensuring that employees perceived initiatives as being important. To guarantee momentum at site level, local management was given ownership of the initiatives.

Future surveys

One area of concern that the survey highlighted is how Danisco is perceived with regard to equal opportunities. While there were no major differences in the way men and women responded to this question, we did find some regional differences. The AMCAS region scored significantly higher than ASPAC and EUROW. Unfortunately, the question was perceived as too general and did not pinpoint any specific areas for our sites to work on.

In our next employee survey, we intend to include a more specific question regarding equal opportunities and gender. Information is being gathered from the sites regarding the systems and controls they have in place to ensure compliance with our social policy (see page 29). In addition, corporate site audits focus on the extent to which Danisco's environmental and social policies are observed.

In 2005, Danisco will conduct a survey including all employees within the organisation. Reports will be made for the results obtained from the overall organisation, divisions, regions, global functions, sites and individual managers. General questions will be supplemented by divisional, regional and site-specific

questions relating to special projects, strategy and so on. The survey will be available in at least 15 languages.

Stakeholder and issues management database

At the Sustainable Development Advisory Board meeting in September 2004, it was decided to develop a systematic stakeholder mapping and issues project. Since then, an IT-based system has been established and a test period set up.

Although the database is still in the start-up phase, we hope it will give management rapid access to information regarding a specific issue, including the position of various stakeholders, dialogue between Danisco and stakeholder groups, etc. The goal is to develop a system that enables corporate management to track involvement with stakeholder groups and effectively determine the company's position on specific issues. The system will also identify priority areas for additional dialogue or issue management.

The second stage in the development of our stakeholder and issues management database will involve refining and reassessing positions and risk ratings. Eventually, the plan is to roll out the system within one business unit. This will act as a pilot test to understand the interactions between the corporate and business unit levels, and identify how local stakeholder engagement takes place within the business unit.

Stakeholder engagement at corporate level

Corporate stakeholder initiatives

The sustainable development team continues to meet investors and analysts, customers, NGOs in various forums, employees, etc. Membership of a number of organisations also puts us in considerable contact with NGOs and other stakeholder groups.

WELL

http://www.wellweb.org/

Established at the Copenhagen Business School in 2002, WELL is a non-profit student organisation that promotes corporate social responsibility. The organisation's goal is to develop a broader stakeholder dialogue between students, academics, businesses, European policy makers, governments and civil society. Danisco works closely with the organisation, participating in various seminars and fairs and giving presentations on sustainability issues.

Amnesty Business Club Denmark

http://www.amnesty.dk/business/

Amnesty Business Club (ABC) is a forum for dialogue between business and Amnesty International, giving members insight into human rights conditions around the world.

The Nordic Partnership

http://www.nordicpartnership.org/

Danisco is a member of the Nordic Partnership, which was created in 2001 by the World Wide Fund for Nature (WWF), the Danish media centre Monday Morning and key corporate players operating in the Nordic region. The common goal of the partnership is to make sustainability a rewarding business. The Nordic Partnership collaborates with media, academia, consultants and public sector bodies. All the companies involved in the Nordic Partnership are dedicated to corporate social and environmental responsibility – a commitment to raising awareness, sharing knowledge, stimulating innovation and disseminating business cases for sustainable development.

Sustainable Agriculture Initiative

http://www.saiplatform.org/

The Sustainable Agriculture Initiative (SAI) platform is a food industry initiative concentrating on mainstream agriculture. It aims to communicate about and contribute to the development of sustainable agriculture by involving all stakeholders in the food chain. Views and information are regularly exchanged with a wide range of stakeholders, notably at meetings and in commodity-specific working groups. The involvement and support of farmers is particularly crucial to the successful design and implementation of sustainable agricultural practices.

The SAI Platform encourages all interested stakeholders – including governments, producer and consumer associations, and non-governmental and inter-governmental organisations – to participate actively in its work.

Customer satisfaction survey

To obtain a good overview of the level of customer satisfaction in each region, Danisco has decided to conduct a customer satisfaction survey each year in one of its three regions. In 2004 the survey was conducted in North and South America, using a professional research company. Of the 1,646 customers asked, the response rate was about 50%. Generally we were very satisfied with the results, which produced an overall weighted average score of 8.5 based on a 10-point scale. Some improvement areas were defined, such as complaint and problem handling, which will be in focus over the coming months. The outcome of the survey and the resulting action plans are, however, strongly linked to the local sites and divisions.

Working with customers

Danisco has produced a customer sustainability brochure that highlights how Danisco's sustainability work protects customer brands. The brochure focuses on issues such as food safety management systems, quality assurance and traceability. In addition, a PowerPoint presentation and question and answer sheet are available to help sales representatives explain our sustainability efforts. All three tools are available in several languages.

The sustainable development team also interacts with customers through various forums and memberships of associations (see page 39). In 2004, team members accompanied sales representatives in the US, Australia and Europe on a number of customer visits.

At our sites, we have initiated training of key employees, equipping them to assist sales representatives with customer inquiries. Many of the trainees are site SHEQ personnel who are trained in other sustainability issues. This training also enables site personnel to provide customers with more information during customer audits.

Stakeholder conferences in Brazil

Danisco Brazil has staged two stakeholder conferences in cooperation with Corporate Sustainable Development at production sites in Pirapozinho, northwest of São Paulo, and the Danisco Brazil headquarters in Cotia.

The participants in the stakeholder conference in Pirapozinho represented São Paulo state agencies, local authorities in Pirapozinho, customers, suppliers, the nearby university, the association of young workers, neighbours, and a doctor who participated as a neutral health representative for the local population.

The programme included presentations of Danisco in general and the company's sustainability policies and work. A site tour included a presentation of working conditions, the efforts made to minimise emissions to the environment and a newly established wastewater treatment plant.

One of the concerns of the local population was the increased main road traffic in Pirapozinho due to our business activities. As a result, we financed the construction of another road for traffic going to and from our plant.

The participants at the Cotia conference included some of our major customers on the Brazilian market. The conference focused on our sustainability work and how it protects customers' brand names.


05
Member of
Dow Jones
Sustainability
Indexes


FTSE4Good

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

Sustainability indexes track the performance of companies that lead the field in terms of corporate responsibility. Companies' performance in the environmental, social and financial areas are assessed using the same methodology and respective criteria. Danisco has performed exceptionally well in a number of sustainability indexes: the Dow Jones, FTSE4Good, Storebrand and Nordic Sustainability Indexes, which are all used by various investor groups to benchmark sustainability performance.



Consumer health and wellbeing

According to the World Health Organisation, there are more than one billion overweight adults* globally at least 300 million of them obese. Estimates indicate that more than 64% of the adult American population falls under the overweight or obese categories. At Danisco, we are aware of the concerns about rising obesity and the risk of high blood pressure, cardiovascular disease and Type 2 diabetes. We see the development of healthy products** as a growth area, and in 2004 these products accounted for approximately DKK 1.4 billion of our turnover.

BENEFAT® is a speciality fat with two-thirds of the calories of standard fat and the ability to replace standard fat in new or existing recipes. The product is free of trans fatty acids and has a neutral effect on blood cholesterol levels. BENEFAT® can be used in biscuits, cookies, cakes and confectionery coatings.

Litesse® (polydextrose) simulates fat and sugar in a wide variety of products at just one calorie a gram.

GRINDSTED® CarbMix is a blend of Litesse® and a resistant starch. It plays a valuable fortifying role in a new orange juice concept that contains 33% less carbohydrates than regular orange juice and delivers the same nutrients.

For bread applications, Danisco has come up with a low-carb solution based on GRINDSTED® CarbMix, which enables up to 50% flour replacement. The final product contains seven grams of net carbohydrates per serving – 40% less than a standard bread recipe. Our Litesse® and lactitol products are also used in low-carb ice cream, milk shakes and other products.

HOWARU™ Exclusive Probiotics, with their documented immune-enhancing properties, can be used in applications such as dairy products and juice.

Xylitol, a naturally occurring sweetener with unique dental benefits, is suitable for sugar free confectionery, pharma and oral hygiene products.

We support food manufacturers by supplying nutritional reports on our ingredients. Our advanced research facilities and a network of regulatory professionals provide manufacturers with know-how and necessary scientific documentation. We also play a growing role in our customers' marketing strategies. For example, we are actively involved in promoting the proven health benefits of HOWARU™ to consumers.

*Body Mass Index (BMI): weight in kilos divided by the square of height in metres (kg/m^2). A BMI over 25 is defined as overweight, and a BMI over 30 is defined as obese (source: World Health Organisation)

**Products that reduce or lower sugar content, fat or calories; improve fibre content, strengthen and balance the immune system; and improve oral health.



Sugar as part of a modern lifestyle

Danisco Sugar markets a wide range of standard and speciality sugar products for industry and consumers. More than 80% of our output is sold to the food industry, mainly to manufacturers of soft drinks, confectionery, jam, marmalade, bakery and dairy products. The remainder is sold in the retail market under our Dansukker® brand. Today, most of Danisco Sugar's sales go to the Nordic and Baltic countries.

Sugar as a functional sweetener

While customers and consumers are aware of the obesity issue, there is a shared recognition that sugar always has been and will be an important part of balanced eating habits. Product development is considered a core element in our cooperation with customers. This, in turn, involves a continual dialogue with customers regarding changing consumer needs. In some cases, this dialogue may lead to a wish for reducing the added sugar content of a product, or substitution of sugar with artificial sweeteners. The functional attributes of sugar also often need to be considered – both its properties as a sweetener and its role as a functional ingredient with an important influence on, for example, the total taste profile, texture, shelf life and colour. Sugar has been part of the human diet for centuries. At Danisco Sugar, we believe that sugar will continue to be a natural part of balanced eating habits in a modern lifestyle.

Active in the health debate

Danisco Sugar plays an active role in the sugar, nutrition and health debate. We sponsor scientific research, publish a quarterly magazine and participate in a broad range of health forums. Being committed to an objective and professional approach in our communication, we ask professional stakeholders to provide feedback on our magazine and policies.

Sugar versus obesity

Danisco Sugar supports the official Nordic (NNA) and WHO recommendations for daily sugar intake of maximum 10% of the energy received from food and beverages. According to external sources, sugar intake per capita in the Nordic countries has remained stable for decades – countering the popular argument that sugar is a prime cause of today's rising incidence of obesity. One of the main reasons for overweight relates to a decline in physical activity not accompanied by a similar reduction in total energy intake. In some segments of the population, however, the consumption of sugar is above the recommended level.

Towards a reorganised European sugar market

The EU Sugar Market Regulation, governing the production and marketing of sugar beet and sugar in Europe, is founded on the desire to make Europe self-sufficient in sugar and ensure a stable price level for producers and consumers. In force until July 2006, this instrument regulates imports and exports and is based on a quota, price and levy system. These production and marketing conditions are now being revised, and, in July 2004, the European Commission presented a first rough outline of how a future sugar market regulation could be designed. The Commission is expected to announce its official proposal for a new market regulation in the summer of 2005, which will subsequently be negotiated among the 25 EU member states.

The EU 25 produce some 18.5 million tonnes of sugar annually, involving an estimated one million people.

Recognising the need to change the EU Sugar Market Regulation, to bring it in line with the efforts to liberalise the Common Agricultural Policy, Danisco agrees with the key reform objectives so far officially communicated by the Commission. These include:

- creating a better balance between production and consumption and limiting EU sugar exports, in order to take more effective account of the EU's international obligations
- lowering beet and sugar prices – with compensation to the growers for loss of income – in order to reduce the difference between EU and world market prices
- promoting sustainable beet and sugar production in the areas where it is handled most efficiently

In the forthcoming reform negotiations, however, it is imperative that a sensible balance is achieved for the various players in the sugar sector. It is our general view that any changes in the regulation of the European sugar market should form part of a global agreement under the World Trade Organisation (WTO), ensuring that sugar producers in all markets compete on equal terms.

The EU and least developed countries (LDCs)

Critics of the EU sugar market regulation often argue that it is a barrier to LDC-based sugar producers wishing to export to EU markets. As we believe that the EU sugar reform should indeed ensure real benefits for the world's poorest countries, we are concerned that the reform outline tabled so far would actually represent an even greater disadvantage for many developing countries, given the envisaged level of price reductions. This concern has also been voiced by the LDCs themselves, for instance in a joint declaration from major LDC-based sugar producers (see **www.ldc-sugar.org**). The producers are critical of full liberalisation and price fall scenarios, which in their view would erode the benefits of the so-called Everything But Arms initiative (EBA) that will give LDCs open access to EU markets for all products, including sugar, from 2009. A managed market, on the other hand, would enable LDCs to attract the necessary investment for their sugar industries to boost their productivity – a view also shared by a number of NGOs focused on fair trade.

Achieving the objectives of the EBA initiative will also require effective measures for control of origin to guard against any unintended flow of non-LDC sugar into the European market.

At Danisco, we further believe that helping LDCs to develop a processing industry based on local raw materials, rather than merely importing such materials, would provide an important contribution to these countries' economic growth.

Stakeholder communication

Danisco gives high priority to being in dialogue with both internal and external stakeholders on reform of the European sugar market regulation and the potential consequences for our company. This dialogue is conducted via various company media and by arranging and participating in meetings. For instance, in 2004 the sugar division management performed a tour of most of the division's units to discuss progress in the EU reform process and possible prospects.

The sugar division is also in close contact with NGOs that cover third world/international trade issues. In Denmark, for instance, the division regularly meets with the Danish 92 Group, an umbrella organisation including representatives of the Danish Association of International Cooperation (MS), IBIS and the Danish Society for Nature Conservation.

Here views and information are exchanged on the EU sugar reform process, WTO negotiations and developments in the EU Common Agricultural Policy. For us at Danisco, this dialogue is a valuable way of staying in touch with, and responding to, the views and concerns of our stakeholders. It also provides input for developing our own viewpoints and, in our experience, helps to promote a balanced debate on important issues.

Preparing for a new era

A sugar reform will, of course, affect all players on the European sugar market, including Danisco. For instance, the expected policy changes will have a significant impact on our future sugar factory structure and operations, possibly even resulting in factory closures. However, we have been preparing our sugar organisation for the new market conditions. Based on this, we are convinced that we will also rank among the European market leaders in the future, capitalising on our continued efficiency improvements, know-how and focus on product development, and remain committed to our target of being the preferred sugar supplier on the markets where we operate.

Irrespective of the final outcome of the EU sugar reform process, we expect to continue to produce by far the most of our sugar from sugar beet. However, that will require structural development and continued efficiencies in beet growing. In addition, we will be able to supplement our production by refining imported raw sugar from sugar cane.

To prepare in the best possible way for the expected changes in our operating environment following a reform, we have conducted a series of in-depth analyses of strategic issues, including raw material supply, production structure, logistics and competition.

9.0 UN Global Compact



Danisco is a signatory of the UN Global Compact, an initiative by which companies can join UN agencies, labour leaders and civil society in supporting 10 principles in the areas of human rights, labour, the environment and anti-corruption.

The Global Compact aims to promote responsible corporate citizenship where businesses are part of the solution to the challenges of globalisation. As a signatory, Danisco is committed to reporting on progress made in relation to the principles.

Human rights 1. Business should support and respect the protection of internationally proclaimed human rights.	An element of our social policy, see www.danisco.com Specific and general social policy guidelines have been published and sent to all sites. Documentation required from sites regarding how they fulfil our social policy, page 29. All sites are subject to a corporate audit, see page 12
2. Make sure they are not complicit in human rights abuses.	Human rights are part of our corporate audit, page 12
Labour standards Business should uphold: 3. The freedom of association and the effective recognition of the right to collective bargaining.	An element of our social policy guidelines, social policy scorecard and corporate audits
4. The elimination of all forms of forced and compulsory labour.	An element of our social policy, social policy scorecard and corporate audits
5. The effective abolition of child labour.	An element of our social policy – we do not employ anyone under the age of 15. We do have 8 employees between the ages of 15 and 17 who are taking a practical education, page 28. An element of corporate audits – our SAP system provides information regarding the age of employees.
6. The elimination of discrimination in respect of employment and occupation.	See our social policy under equal opportunities, social policy scorecard and corporate audit.
Environment Business should: 7. Support a precautionary approach to environmental challenges.	See Danisco's policy on SHEQ (Safety, Health, Environment and Quality) at www.danisco.com
8. Undertake initiatives to promote greater environmental responsibility.	See environmental performance, page 13 See production of sustainable sugar beet, page 34 See supplier concept, page 36
9. Encourage the development and diffusion of environmentally friendly technologies.	See SHEQ objective on taking environmental criteria into account in purchasing and engineering projects, page 11 See environmental investments, page 19
Corruption 10. Business should work against all forms of corruption, including extortion and bribery.	Danisco will update its code of conduct, page 32. The new version will deal with issues such as corruption and bribery, gift giving, insider information, etc. In addition, an anonymous whistleblowing mechanism covering all policies will be available to employees on the Danisco Intranet Portal.

10.0 Environmental performance

Table 5. Environmental data not presented in the main report

	Energy	Direct emissions to air		Freshwater	Packaging	Environmental expenses[a]	Environmental investments
	Total energy usage (TJ)	CO_2 emissions (1,000 t)	SO_2 emissions (t)	(1,000 m^3)	(t)	(DKK 1,000)	(DKK 1,000)
Ingredients							
2001/02	4,942	189.1	1,914		7,645	90,838	41,360
2002/03	5,163	194.5	1,892	9,161	7,479	93,759	26,249
2003/04	5,345	203.1	1,607	9,306	8,060	97,397	44,601
2004	5,973	222.6	1,434	10,175	11,767	101,542	22,083
Sugar							
2001/02	9,633	550.0	1,095		7,720	112,708	24,502
2002/03	11,112	690.6	1,182	7,947[b]	9,514	118,044	52,435
2003/04	10,305	606.3	1,061	7,094[c]	8,331	112,807	76,418
2004	9,703	560.3	1,136	6,344	7,475	116,915	51,408
Total							
2001/02	14,575	739.1	3,009		15,365	212,736	65,862
2002/03	16,275	885.1	3,074	17,108[d]	16,993	225,700	78,684
2003/04	15,650	809.4	2,668	16,400[e]	16,391	222,991	121,019
2004	15,676	782.9	2,570	16,519	19,242	229,042	73,491

[a] Total expenses include Corporate Sustainable Development

[b] Increased by 696,617m^3 to correct for low estimates discovered by subsequent metering

[c] Increased by 570,000m^3 to correct for low estimates discovered by subsequent metering

[d] As b

[e] As c

11.0 Independent Assurance Statement

Scope and objectives

Danisco commissioned csrnetwork to provide independent assurance over the information and data within the Danisco 2004 Sustainability Report (the Report). The objectives of the assurance process were to check claims and review the arrangements for the management of social and environmental issues and the systems for collection of data. The assurance process was conducted in accordance with the AA1000 Assurance Standard, and we were asked to comment on the report against the principles of materiality, completeness and responsiveness, and on the company's social and environmental management programme. Any financial information contained within the report is excluded from the scope of this assurance process.

Responsibilities of the directors of Danisco and the assurance providers

The directors of Danisco have sole responsibility for the preparation of the Report. This statement represents our independent opinion. We were not involved in the preparation of any part of the Report. We have provided separate, more detailed recommendations to Danisco regarding corporate governance arrangements and the role of the Sustainability Advisory Board. We have also undertaken a separate review of Danisco's approach to identification of stakeholders and how information on stakeholder concerns is managed within the company. We have no other contract with Danisco. This is the second time that we have acted as independent assurance providers for Danisco. We adopt a balanced approach towards all Danisco stakeholders and a Statement of Impartiality relating to our contract with Danisco will be made available on request. The opinion expressed in this assurance statement should not be relied upon as the basis for any financial or investment decisions. The independent assurance team for this contract with Danisco comprised Mark Line, Jon Woodhead, Richard Hughes, and Paul Wenman. Further information, including a statement of competencies relating to the team can be found at: **www.csrnetwork.com**

Method

The independent assurance process was conducted through meetings at Danisco's headquarters in Copenhagen, Denmark, and at operational sites at Kunshan in China, Kedainiai in Lithuania, and Melle in France. Meetings were conducted with managers at corporate and division level responsible for areas of management and stakeholder relationships covered by the report, and for collating the data and information on which the report text and data were based. During these meetings, claims were discussed and a review was undertaken of the systems and processes for data collection and analysis. Specific data were checked for consistency against these systems and processes. The corporate data collation system was also reviewed for accuracy and completeness, and the internal reporting process was reviewed.

During the visits to business units and the operational sites, we discussed local management arrangements and checked selected performance data with local management representatives. Locations for visits were selected freely by the assurance team, based on size and contribution to consolidated performance data, and to maintain balance. The assurance process included interviews and document reviews to assess the company's reporting and management processes against the principles of materiality, completeness and responsiveness as described in the AA1000 Assurance Standard.

Opinion

On the basis of the method and scope of work undertaken and the information provided to us by Danisco, nothing came to our attention to suggest any systematic issues with data collection that could result in material mis-statement of performance data or claims on a consolidated basis. As for Danisco's previous sustainability report, we noted that some changes to historical data were necessary to achieve consistent application of internal reporting guidelines.

In our previous statement, we recommended that additional checking and peer review of data, at site level prior to submission to the corporate database, would improve data accuracy. Although these checking processes are not yet in place, we understand that a new corporate data collection system will be introduced during the next reporting period, and we recommend that site level checks and peer review processes should be made an integral requirement within this new system.

In comparing the Report against the AA1000 Assurance Standard principles our observations are as follows:

Materiality

With the exception of the issues listed below, the Report includes appropriate information on its sustainability performance required by stakeholders for them to be able to make informed judgements.

Future Reports should provide more detail on:

- Danisco's supply chain, including economic data on relationships with key suppliers by type and the current coverage and results of supply chain auditing activity.
- On-going processes for further development of health and safety performance data, to include more analysis of contributing factors to current performance, comparative benchmarks, and subcontractors.
- Consumer perceptions of potential health effects of some ingredients.

The report includes information on Danisco's position regarding the proposed changes to the EU sugar regime. Future reports should provide additional information on the implications of the outcome for Danisco's sustainability performance. This commentary should identify proposed changes at operational site level and within the supply chain, explain how sugar subsidies are actually used and set out how the impacts of change will be managed.

Future reports should also clarify how issues have been selected for inclusion within the 'sustainable supply chain' section of the report, ideally based on a systematic analysis of the major sustainability impacts within Danisco's supply chain.

Completeness

Work was begun during the year to develop a more systematic approach to mapping of stakeholders at the corporate level, and for tracking the issues of concern to these stakeholders. We recommend that this process be continued and information from this process made available and used in decision making at both corporate and divisional level.

In our statement last year, we recommended that Danisco should review its approach and guidance on its social policy. Moving forward, members of the human resources network, together with other key staff at divisional and site level, should receive training on the practical interpretation and implementation of the social policy. This should complement proposed training on the new business code of conduct that is also to be developed over the next reporting period. Together, these steps will enhance local auditing and support capabilities.

Ongoing work within Danisco's Divisions to develop a sustainability management framework, should be reviewed for examples of 'best practice' that can be replicated elsewhere, if also aligned with corporate goals. The introduction of the e-learning strategy, the sustainability brochure for customers, and the work with sales and procurement representatives, are each good examples of how sustainability is being embedded within Danisco.

As the company has expanded into new markets and regions such as China and India, the range of sustainability risks and opportunities has also increased. The ongoing coverage of SHEQ audits across these new sites and activities is essential, and provides a means of ensuring local application of corporate sustainability requirements and dialogue regarding best practice.

The current membership of the Sustainability Advisory Board does not include all business units and functions and representatives have varying levels of seniority. This weakens the Sustainability Advisory Board's ability to set new sustainability objectives and initiatives that affect and require the input of the whole company.

For existing sustainability objectives and initiatives, it is currently not clear how these will be delivered or tracked within the Divisions. In addition, the approach to setting specific performance targets also now needs to be revised, to ensure that accountability and responsibility for the contribution of key business Divisions and sites to these targets are understood and accepted. We have made a number of specific recommendations to the Board of Danisco that, if adopted, would improve lines of accountability and the overall governance of sustainability issues within the business.

Responsiveness

Future reports should clearly identify the key stakeholders for this Report, and should set out how the reported information responds to their concerns. The report should also explain much more clearly how social and economic indicators of change in sustainability performance compare against the company's objectives and stakeholders' concerns.

The report includes information on the development of 'healthy products' in response to emerging societal trends. Future reports should clarify how product innovation is linked to stakeholder dialogue and consideration of sustainability opportunities at the corporate level.

The Report includes only two quantitative targets relating to performance: these relate to specific aspects of environmental performance. As a result, it is not clear how Danisco's performance is expected to change in the future. We recommend that additional quantitative targets be developed through consultation with key internal and external stakeholders. In the short term, development of corporate and divisional targets for lost time injury rate reduction should be a priority.

csrnetwork ltd
U.K. August 2005

csrnetwork®
making csr a reality

Mark Line
Director

Jon Woodhead
Director

Richard Hughes
Associate

csrnetwork is a business focused, corporate social responsibility consultancy organisation, bringing together specialists from the fields of environmental management, social accounting, and sustainable development. www.csrnetwork.com

Glossary of terms

BOD – Biological oxygen demand
A measurement of the oxygen required by micro-organisms to oxidise organic matter in wastewater

CFC – Chloroflourocarbon

CO_2 – Carbon dioxide
A greenhouse gas thought to contribute to global warming

EPA – Environmental Protection Agency

GMO – Genetically modified organism
An organism that has been modified using genetic engineering, such as microbes and plants

GMM – Genetically modified micro-organism

GMP – Good Manufacturing Practice
Regulations established by the US Federal Food, Drug and Cosmetics Act. The issues addressed include record keeping, personnel qualifications, sanitation, cleanliness, equipment verification, process validation and complaint handling.

HACCP – Hazard Analysis Critical Control Points
A self-evaluation system for identifying the most critical steps of a process with respect to food safety and their appropriate management. Within the EU, the system is usually inspected and approved by local food authorities.

HR – Human Resources

NGO – Non-governmental organisation

QA – Quality Assurance

SAP HR – A Human Resource Information system

SO_2 – sulphur dioxide
Causes regional air pollution and acidification

TJ – Terajoule
A metric unit of energy commonly used in the energy industry equal to 277.78 megawatt hours.

VOC – volatile organic compounds
A broad group of chemical substances, some of which have detrimental health or environmental effects when emitted to air.

Please let us know what you think about Danisco, our performance, or the issues we have covered in this report.

Please write to:
sustainability@danisco.com or

Danisco A/S
Sustainability
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark

We value your views!

For more information about Danisco, please visit us at ***www.@danisco.com*** or by e-mailing ***info@danisco.com***

Content: Corporate Sustainable Development Team

Translation: Danisco Communications

Design: Datagraf Auning A/S, Studiestræde 5, DK-1455 Copenhagen K

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Printing ink: Decolith, 100 % vegetable printing ink.

Glue: Instant Flex 809 supplied by National.


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Production of this Report

In 1997, Datagraf Auning AS* was certified according to Danish Standard Norm DS/ISO 14001, and the firm was already by 1998 licensed to produce Swan-labelled products. The Nordic Ecolabel is the Scandinavian eco-label used for printed matters, and it is the firm's guarantee that the printed matter has the least possible impact on the environment. The requirements for eco-labelled production comprise all products: paper; developer; printing inks; overprint varnish; damping solution additives; washup solutions; and type of glue. All criteria must be met in order for the production to be approved of as a Nordic Ecolabel product. In 2001, Datagraf was moreover registered under the European organisation of Environmental Management and Environmental Surveillance: EMAS. EMAS is a voluntary scheme only consisting of firms in which environmental management is part of daily life and where an ongoing struggle to improve the environment prevails.





DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com